LEUCADIA NATIONAL CORPORATION / ANNUAL REPORT 2011

Financial Highlights

	2011	2010	2009
Revenues and other income	**$ 1,570,768,000**	$ 1,320,004,000	$ 575,208,000
Net securities gains (losses)	**$ 641,476,000**	$ 179,494,000	$ (21,106,000)
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies	**$ 680,988,000**	$ 369,003,000	$ (241,154,000)
Income tax provision (benefit)	**$ 270,253,000**	$ (1,139,318,000)	$ 7,108,000
Income (losses) related to associated companies, net of taxes	**$ (394,041,000)**	$ 380,766,000	$ 780,236,000
Income from continuing operations	**$ 16,694,000**	$ 1,889,087,000	$ 531,974,000
Income (loss) from discontinued operations, net of taxes	**$ 1,977,000**	$ (9,848,000)	$ 16,621,000
Gain on disposal of discontinued operations, net of taxes	**$ 6,285,000**	$ 60,997,000	$ -
Net income	**$ 24,956,000**	$ 1,940,236,000	$ 548,595,000
Net (income) loss attributable to the noncontrolling interest	**$ 275,000**	$ (924,000)	$ 1,685,000
Net income attributable to Leucadia National Corporation common shareholders	**$ 25,231,000**	$ 1,939,312,000	$ 550,280,000
Earnings (loss) per common share:			
Basic:			
Income from continuing operations	**$ .07**	$ 7.77	$ 2.21
Income (loss) from discontinued operations	**$ .01**	$ (.04)	$ .07
Gain on disposal of discontinued operations	**$ .02**	$ .24	$ -
Net income	**$ .10**	$ 7.97	$ 2.28
Diluted:			
Income from continuing operations	**$ .07**	$ 7.66	$ 2.18
Income (loss) from discontinued operations	**$ .01**	$ (.04)	$ .07
Gain on disposal of discontinued operations	**$ .02**	$ .23	$ -
Net income	**$ .10**	$ 7.85	$ 2.25
Total assets	**$ 9,263,189,000**	$ 9,350,298,000	$ 6,762,364,000
Cash and investments	**$ 2,545,500,000**	$ 4,538,571,000	$ 2,343,420,000
Common shareholders' equity	**$ 6,174,396,000**	$ 6,956,758,000	$ 4,361,647,000
Book value per common share	**$ 25.24**	$ 28.53	$ 17.93
Cash dividends per common share	**$ .25**	$ .25	$ -

Leucadia National Corporation Scorecard

	Book Value Per Share	Book Value % Change	% Change in S&P 500 with Dividends Included	Market Price Per Share	Market Price % Change	Shareholders' Equity	Net Income (Loss)	Return on Average Share-holders' Equity
(Dollars in thousands, except per share amounts)								
1978	($0.04)	NA	NA	$0.01	NA	($7,657)	($2,225)	NA
1979	0.11	NM	18.2%	0.07	600.0%	22,945	19,058	249.3%
1980	0.12	9.1%	32.3%	0.05	(28.6%)	24,917	1,879	7.9%
1981	0.14	16.7%	(5.0%)	0.11	120.0%	23,997	7,519	30.7%
1982	0.36	157.1%	21.4%	0.19	72.7%	61,178	36,866	86.6%
1983	0.43	19.4%	22.4%	0.28	47.4%	73,498	18,009	26.7%
1984	0.74	72.1%	6.1%	0.46	64.3%	126,097	60,891	61.0%
1985	0.83	12.2%	31.6%	0.56	21.7%	151,033	23,503	17.0%
1986	1.27	53.0%	18.6%	0.82	46.4%	214,587	78,151	42.7%
1987	1.12	(11.8%)	5.1%	0.47	(42.7%)	180,408	(18,144)	(9.2%)
1988	1.28	14.3%	16.6%	0.70	48.9%	206,912	21,333	11.0%
1989	1.64	28.1%	31.7%	1.04	48.6%	257,735	64,311	27.7%
1990	1.97	20.1%	(3.1%)	1.10	5.8%	268,567	47,340	18.0%
1991	2.65	34.5%	30.5%	1.79	62.7%	365,495	94,830	29.9%
1992	3.69	39.2%	7.6%	3.83	114.0%	618,161	130,607	26.6%
1993	5.43	47.2%	10.1%	3.97	3.7%	907,856	245,454	32.2%
1994	5.24	(3.5%)	1.3%	4.31	8.6%	881,815	70,836	7.9%
1995	6.16	17.6%	37.6%	4.84	12.3%	1,111,491	107,503	10.8%
1996	6.17	0.2%	23.0%	5.18	7.0%	1,118,107	48,677	4.4%
1997	9.73	57.7%	33.4%	6.68	29.0%	1,863,531	661,815	44.4%
1998	9.97	2.5%	28.6%	6.10	(8.7%)	1,853,159	54,343	2.9%
1999	6.59[b]	(33.9%)	21.0%	7.71	26.4%	1,121,988[b]	215,042	14.5%
2000	7.26	10.2%	(9.1%)	11.81	53.2%	1,204,241	116,008	10.0%
2001	7.21	(0.7%)	(11.9%)	9.62	(18.5%)	1,195,453	(7,508)	(0.6%)
2002	8.58	19.0%	(22.1%)	12.44	29.3%	1,534,525	161,623	11.8%
2003	10.05	17.1%	28.7%	15.37	23.6%	2,134,161	97,054	5.3%
2004	10.50	4.5%	10.9%	23.16	50.7%	2,258,653	145,500	6.6%
2005	16.95[c]	61.4%	4.9%	23.73	2.5%	3,661,914[c]	1,636,041	55.3%
2006	18.00	6.2%	15.8%	28.20	18.8%	3,893,275	189,399	5.0%
2007	25.03[d]	39.1%	5.5%	47.10	67.0%	5,570,492[d]	484,294	10.2%
2008	11.22[e]	(55.2%)	(37.0%)	19.80	(58.0%)	2,676,797[e]	(2,535,425)	(61.5%)
2009	17.93	59.8%	26.5%	23.79	20.2%	4,361,647	550,280	15.6%
2010	28.53[f]	59.1%	15.1%	29.18	22.7%	6,956,758[f]	1,939,312	34.3%
2011	25.24	(11.5%)	2.1%	22.74	(22.1%)	6,174,396	25,231	.4%
CAGR (1978-2011)[a]			8.1%	26.4%				
CAGR (1979-2011)[a]	18.5%		8.0%	19.8%		19.1%		

(a) A negative number cannot be compounded; therefore, we have used 1979.
(b) Reflects a reduction resulting from dividend payments in 1999 totaling $811.9 million or $4.53 per share. Leucadia's CAGRs do not reflect the benefit of annual dividends or the special 1999 dividend.
(c) Reflects the recognition of $1,135.1 million of the deferred tax asset or $5.26 per share.
(d) Reflects the recognition of $542.7 million of the deferred tax asset or $2.44 per share.
(e) Reflects the write-off of $1,672.1 million of the deferred tax asset or $7.01 per share.
(f) Reflects the recognition of $1,157.1 million of the deferred tax asset or $4.75 per share.

Letter from the Chairman and President

To Our Shareholders

Usually we begin our Letter to Shareholders with a recap of last year's earnings, but this year all business including Leucadia's plays second fiddle to the sad state of our body politic or more simply put the mess in Washington. It is true that unemployment is down and the economy is showing signs of a pickup, but the recovery is fragile and we think quite prone to relapse back into recession. The recovery seems more beholden to money printing by the Federal Reserve than to a growing strength in the underlying economy. It is ironic that the financial shenanigans[1] that begat the financial crisis in the first place are being treated and ostensibly cured by financial shenanigans of our own government. Our national debt has gone up two and a half times in twelve years and government expenditures are now consuming 25% of GDP, up from a more normal 20%. All of the above is not sustainable and when interest rates get back to normal we'll be the headline, not Greece. Without fixing our fiscal infrastructure high inflation seems inevitable. One of us loves GLD[2] the other farmland.

In the face of this compounding wall of debt further tax cuts seem as absurd as the dream of cutting in one year annual government spending by $500 billion. And any plan that doesn't attack entitlements is not a plan. One of us leans to the right and the other to the left, but we are sure we could agree on an imperfect compromise solution to our fiscal mess. Like children on the playground, no one gets their way all the time.

Democrats and Republicans in Washington remind us of the days of the Cold War when Mutual Assured Destruction[3] resulted in a stalemate between Russia and the U.S. In this new cold war between Democrats and Republicans we are the hostages to the stalemate. Last year we recommended the Simpson-Bowles Commission report as a start on a path to getting our economy back in balance. We do so again. And now to the numbers.

As you can see from the following chart, Leucadia's stock price and book value have recovered from the trough of the Great Recession, but the stock price has a way to go to get back to the frothiness before the deluge.

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[1] Shenanigans from Merriam-Webster.com, "tricky or questionable practices or conduct."

[2] The ticker symbol for SPDR Gold Trust (ETF), an investment trust whose objective is to reflect the performance of gold bullion.

[3] For those too young to remember, Mutual Assured Destruction refers to the time when each of the U.S. and Russia deployed so many nuclear weapons that a victory through their use by either side was impossible, i.e., the stalemate.

LEUCADIA NATIONAL CORPORATION
BOOK VALUE and MARKET PRICE PER SHARE
(With the S&P 500)[(a)]


PER SHARE AMOUNTS
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
1,596
1,496
1,396
1,296
1,196
1,096
996
896
796
696
596
496
396
296
196
96
S&P 500
1978
1985
1990
1995
2000
2005
2010
Market price per share
Book value per share
S&P 500

(a) Amounts plotted are as of December 31st of each year, except for the final market price and S&P 500 which are as of March 14, 2012.

Nothing is ever simple. The table below reconciles Leucadia's net worth from the start of the year to its end and has many, sometimes confusing moving parts.

EXPLAINING SHAREHOLDERS' EQUITY
(In millions)

Shareholders' Equity at January 1, 2011	$ 6,956.8
Booked to P&L:	
Associated company income, mostly Jefferies	(612.4)
Corporate income and expense, net	648.9
Operations	32.1
Discontinued operations	10.6
Income taxes and other	(54.0)
Subtotal	25.2
Booked directly to Shareholders' Equity:	
Change in unrealized gains on available for sale securities, mostly Fortescue and Inmet	(1,168.9)
Dividends	(61.1)
Income taxes	430.3
Other, net	(7.9)
Subtotal	(807.6)
Total decrease to Shareholders' Equity	(782.4)
Shareholders' Equity at December 31, 2011	$ 6,174.4

Two of our holdings, Jefferies Group, Inc. and Mueller Industries, Inc., are accounted for in the P&L using the public market price of their stock, which is called the "fair value option."[4] In 2011, Jefferies' stock price had a brush with death causing most of the $612.4 million loss in "Associated company income" above. Since then Jefferies' stock has recovered nicely. "Corporate income and expense, net" includes a big gain of $628.2 million from the sale of Fortescue Metals Group Ltd stock and payments to us on our Fortescue royalty note. Certain of our assets, mostly Fortescue and Inmet Mining Corporation shares, are marked to market through an account in shareholders' equity called "Other comprehensive income" and when sold come out of that account and run through the P&L before returning back to shareholders' equity in a different account called "Retained earnings." So a Fortescue sale gain in the P&L does not increase equity since it also is a decrease in equity as part of the item "Change in unrealized gains on available for sale securities." Seems wacky to us, but that is how it is. Call our CFO, Joe Orlando, (212) 460-1932 for further explanation.

Thankfully the accounting Pharaohs have been silent and we can almost skip a discussion of the appearing, disappearing, reappearing "Deferred Tax Asset." The asset increased by $430.3 million, not because we have more net operating loss carryforwards, but because our unrealized gains went down. Whatever the number is we remind readers it is not cash, but rather future taxes we hope not to pay. We are keeping our fingers crossed that this accounting minutiae has been laid to rest, but we won't count on it.

In summary last year was a pretty good one. We harvested some gains on our Fortescue stock and we like our holdings of Jefferies, Inmet and Mueller and expect they will do well if the economy continues on its recovery. On the following pages we will get into the details of a new business and our investments and other businesses and at the end make a few more comments on the future outlook for both the economy and Leucadia.

National Beef

On December 30, 2011, we welcomed the newest addition to the Leucadia family of companies – National Beef Packing. We paid $867.9 million for 79% of the company. National Beef holds a 14% share of the U.S.-fed beef market and processes more than 3.7 million head of cattle per year – that translates into 5 billion pounds of live cattle! In National Beef's last fiscal year ended August 2011, it produced $6.8 billion of revenues and $273.4 million of operating cash flow.

The other members of the partnership that owns National Beef are the previous owners – U.S. Premium Beef ("USPB"), NBPCo Holdings ("NBPCo") and Tim Klein, National Beef's CEO. USPB is an organization comprised of cattle producers and is a major supplier of high quality cattle (mostly Angus) to National Beef and retains a 15% interest. Steve Hunt, CEO of USPB, will remain on National Beef's Board and we are grateful for his advice. NBPCo is

[4] In accordance with GAAP, the Company is allowed to choose to measure certain financial instruments at fair value (the "fair value option"). If the fair value option is elected for a particular financial instrument, the Company is required to report unrealized gains and losses in the P&L. The equity method of accounting is the other accounting method. With this method we record our share of the investees' results of operations in the Company's P&L. Electing the fair value option eliminates some of the uncertainty involved with impairment considerations, since quoted market prices for these investments provides a readily determinable fair value at each balance sheet date.

both a customer and a supplier to National Beef and retains a 5% ownership. Tim also invested alongside Leucadia and owns about 1% of National Beef.

National Beef has five primary operating areas:

- Beef Processing - This segment consists of 3 facilities: Dodge City, Kansas, Liberal, Kansas and Brawley, California. The Dodge City and Liberal plants each have the capacity to process 6,000 head of cattle per day. They are situated in the heart of beef cattle country and are among the largest and most efficient plants in the industry. The plant in Brawley can process 2,000 head of cattle per day and is one of the newest plants in the country. It is well situated to serve the major population centers in the Southwestern U.S. and key export markets.

- Case Ready - The case ready segment further processes and packages primal cuts (think 70 lb. chunks of beef) into shelf ready products for large retail customers. Case ready products allow retailers to eliminate in-house butchers and decrease the likelihood of food-borne illness. Upon delivery case ready products are placed directly on the retailer's shelf. National Beef operates two case ready facilities: one in Hummels Wharf, Pennsylvania and the other in Moultrie, Georgia. We believe we are at the beginning of an industry trend toward case ready and this is and will be a rare win-win-win – good for the consumers, the retailers and the owners of National Beef.

- Hide Tanning - The tannery is located in St. Joseph, Missouri and is in the process of becoming a state-of-the-art wet blue processing plant. The facility is halfway through a complete renovation and will soon have the ability to process 30,000 of our own hides per week. By the end of 2013, that production should double. The plant takes cattle hides and processes them to create high quality wet blue leather. Wet blue leather is then sold to finish leather tanneries that prepare the leather for use in products such as automotive interiors, handbags, shoes, furniture and accessories. We think this is a real growth opportunity.

- Kansas City Steak - National Beef owns 75% of the Kansas City Steak Company, with the founding family owning the other 25%. Kansas City Steak sells high quality portioned beef directly to consumers through QVC, online and via catalog sales. The company also sells directly to restaurant groups and through retail channels. If you aren't familiar with Kansas City Steak, please visit its website (www.kansascitysteaks.com) and order the best beef in the industry. We recommend the 16 ounce bone-in Kansas City strip – our personal testing has concluded that it goes very well with a bottle of one of our Napa Valley Cabernets, Sonoma Zinfandels or Oregon Pinots.

- Trucking - National Beef also owns a trucking business called National Carriers. National Carriers delivers refrigerated products for National Beef and a variety of other customers. It also transports live cattle from feed yards to National Beef processing plants.

National Beef's value-added products command premium prices and meet customer product specifications based on quality, trim, weight, size, breed and other factors. Value-added programs provide higher margins and improve customer acquisition and retention. National Beef's unique cattle supply relationship with USPB provides a solid foundation for its value-added programs.

As our faithful investors know well, we have long watched and commented on global commodity consumption patterns. We continue to believe that as citizens of historically poor countries get richer they will demand higher quality items – and more of them. We believe this thesis is applicable to global protein consumption. While protein production and consumption in the U.S. is a mature market and is not growing, global protein consumption is growing at an astounding rate. U.S. beef exports were up over 22% in 2011 vs. 2010. This is an impressive number, made even more so by the fact that the U.S. is not allowed to export beef directly to China – not yet, anyway.

For a variety of reasons, the U.S. grows the highest-quality beef cattle in the world, especially of the Angus variety. People across the globe have an ever-growing desire to consume high quality U.S. beef and we will do all that we can to make that possible.

There has been much ado in the press recently about Lean Finely Textured Beef ("LFTB") which is used to increase the proportion of lean (vs. fat) in ground beef. National Beef does not produce LFTB, but purchases and adds it to some of our ground beef products. We agree with the United States Department of Agriculture that it is a safe, nutritious and affordable product. At this time, we do not foresee the LFTB issue having a significant impact on National Beef's business.

This is a commodity industry with lots of moving parts not moving necessarily in the same direction and therefore we anticipate some periods of wild volatility. However, volatility is frequently the boon companion to profitability and as we have remarked for 33 years, we will stay focused on creating wealth over the long term for our shareholders while the pundits of Wall Street continue to squawk over quarterly earnings, p/e multiples and investor calls.

We would not have made this investment were it not for our belief that we have the best management team. Tim and his management team are widely regarded as the best operators in the industry and we have confidence that these seasoned beef executives will guide National Beef through the inevitable rough patches.

In October the number of people on the globe reached 7 billion and is expanding exponentially. Humans need protein, we have it!

Berkadia Commercial Mortgage LLC

Berkadia Commercial Mortgage, a 50/50 joint venture with Berkshire Hathaway, is one of the largest non-bank owned commercial mortgage servicers and commercial mortgage loan originators in the country. We compete with several large commercial mortgage banks and brokers. For a detailed description of the business, we refer you to our 2010 letter, for which this serves as an update.

Berkadia was originally capitalized in December 2009 with $434.3 million of partners' equity, $217.2 million of which was ours. Through December 2011, we have received dividends totaling $84.6 million. Even better, both cash flow and dividends grew in 2011 over 2010.

The real estate financing market remains depressed with the commercial mortgage backed security market in prolonged intensive care, the primary reason that Berkadia's book of Mortgage Servicing Rights ("MSRs")[5] continues to shrink. From 2010 to 2011, the portfolio principal balance shrunk from $214 billion to $190 billion.

We are not alarmed by this contraction for three reasons. First, we expected it and priced the deal accordingly. Second, we restructured the company to hopefully become the lowest cost servicing provider in the industry. Finally, Berkadia's national network of originators are beginning to refuel the servicing engine, albeit slowly.

When Berkadia originates commercial loans for sale to investors, we typically retain the servicing rights. In 2011, Berkadia originated $5.2 billion of multifamily and commercial loans, up from $4.6 billion in 2010. The majority of these loans were multifamily loans sold to Fannie Mae, Freddie Mac, Ginnie Mae or the Federal Housing Administration, with Berkadia retaining the servicing rights. The more loans Berkadia can originate, the faster it will stabilize the servicing portfolio and the better the return on our investment.

Making money from a slowly melting ice cube is hard work and the success to date is a testament to the work of Hugh Frater and his team. When Hugh presented a budget for 2012 with an increase in both MSRs and dividends, we did not argue. Go team!

Inmet Mining Corporation

We remain Inmet's (TSX: IMN) largest individual shareholder with 11,042,413 shares representing just under 16% of the total outstanding shares. During last year Inmet announced and then terminated a merger of equals with Lundin Mining, completed a private placement with Temasek Holdings for C$500,000,000, progressed with basic engineering for its Cobre Panama project and successfully ramped up production at the Cobre Las Cruces project in Spain, which is now running at 80% to 90% of design capacity.

In addition, Inmet recently passed a major milestone with the receipt and approval of the Environmental and Social Impact Assessment by the government of Panama for its Cobre Panama project. This approval is a critical step for the development of Inmet's large copper-gold deposit in Panama. As announced last month, a Korean consortium exercised options to acquire a 20% interest in the Cobre Panama project. Because of the size, scope and cost associated with this mega project, Inmet may seek one or more additional partners.

Given what we see for long term copper supply and demand we remain bullish on copper. Though Inmet is financially robust with just over C$1.7 billion of cash and investments, virtually no debt and very strong cash flow, we think their consideration of additional partners is prudent.

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[5] Berkadia is paid fees as a master, primary or special servicer of outstanding loans, for which it provides many functions related to the collection and administration of a loan or a pool of loans.

Fortescue Metals Group

In August 2006, we invested $400 million in Fortescue Metals Group (ASX: FMG). We received 264 million shares of Fortescue common stock and a $100 million 13-year unsecured note that receives 4% of the revenues from certain mine sites, net of government royalties. A year later we invested another $44.2 million for approximately 14 million additional shares. With our original equity infusion in hand, Fortescue managed to raise $2.1 billion of senior debt that was used to develop its first mine, 260 kilometers of railway and a port large enough to ship 40 million metric tonnes of iron ore per annum ("mtpa").

Fortescue shipped its first ore in May 2008 and has since expanded its infrastructure to mine, rail and ship 55 mtpa. In 2011, Fortescue shipped a total of 46.5 million metric tonnes for $6.2 billion in revenue and in the fourth quarter shipped ore at a run rate of 57.7 mtpa. Fortescue has announced plans to expand further to 155 mtpa, of which 90 mtpa will come from the mines tied to our note. We are optimistic that they will realize their expansion targets in the coming year. The credit for Fortescue's amazing success goes to its dynamic leader Andrew Forrest and his focused and energetic team.

In 2011, we sold 117.4 million shares of FMG for $732.2 million. We also earned $193 million (net of Australian withholding taxes) in royalty payments under the note. In the first quarter of 2012, we sold an additional 100 million shares for $506.5 million. Adding up dividends and stock sales and royalty payments, we have harvested to date $1.796 billion and we still own 30,586,000 shares of Fortescue with a market value at this writing of $186.4 million and there remains about seven years until the royalty note matures. With more yet to come, this has already been a succulent investment.

In August 2010, Fortescue informed us that it believes it has the right to issue additional royalty notes, thereby diluting our interest. We were not only surprised and dismayed to learn this, but profoundly disappointed and litigation resulted. To avoid agitating our Australian lawyers we will avoid commenting further on the matter and instead offer the following vetted paragraph from page 22 of our 10-K:

> "On September 1, 2010, the Company filed a Writ of Summons against Fortescue, FMG and Fortescue's then Chief Executive Officer in the Supreme Court of Western Australia. The Writ of Summons seeks, among other things, an injunction restraining the issuance of any additional notes identical to the FMG Note and damages. If the litigation is ultimately determined adversely to the Company and additional notes are issued, the Company's future cash flows from the FMG Note and future results of operations would be significantly and adversely affected to the extent of the dilution resulting from the issuance of such additional notes."

The lawsuit is working its way through the Australian court system. Should we win, Fortescue would be prohibited from issuing more royalty notes and we would expect to receive most of our costs paid for by the defendant. We believe we are in good hands with our Australian lawyers and look forward to prevailing.

Jefferies Group, Inc.

Jefferies (NYSE: JEF) is a full-service investment bank and institutional securities firm. Jefferies offers its customers capital markets executions, mergers and acquisitions, restructuring and other advisory services. They have 30 offices in 11 countries.

As of December 31, 2011, Leucadia owns 58,006,024 Jefferies common shares, approximately 29% of all shares outstanding, for a total investment of $980.1 million. At year end, Leucadia carried Jefferies on its books at fair value of $797.6 million. The undersigned are both members of its board of directors.

In early November, our investment in Jefferies almost disappeared! In the aftermath of the MF Global bankruptcy, Jefferies was falsely accused of having a similarly illiquid and risky balance sheet. This coincided with a panic in the European Sovereign Debt markets and opportunistic and we believe coordinated short sellers pounded the stock. Rich Handler, Brian Friedman and management responded swiftly with what we expected, honesty and transparency. The Bears were bloodied and beaten back. We are proud of our ownership and association with Jefferies and believe their response was their finest hour. Jefferies enjoys a great deal of good will in its middle market and we are grateful to its clients and customers who stood by them. We look forward to management continuing to serve clients and create value for shareholders.

Premier Entertainment

The Hard Rock Hotel & Casino is located in Biloxi, Mississippi and includes an eleven story hotel with 325 rooms and suites and an entertainment venue with capacity for approximately 2,000 persons. We acquired this property in the wake of Hurricane Katrina and are thankful another year has passed with no major hurricanes. Beginning again in June, we will be scanning the horizon for pending storms in the Gulf.

Another year, another record performance! Despite a small drop in gaming in Biloxi in 2011, Hard Rock's gaming revenues grew by 3% - representing an increase in market share from 12.1% to 12.5%. The revenue growth kept operating cash flows above $26 million for the second year in a row. We may see continued incremental growth from here, but any major performance improvements will come from either market growth or an expansion in the number of our hotel rooms, an evaluation of which is currently underway.

Each time we think they have reached their limits, Duncan McKenzie, Todd Raziano and their team produce a winning hand, dedicated to providing a superior customer experience – a challenging task that has no finish line.

If you are looking for a fantastic gaming vacation or find yourself in the Biloxi area, please visit the Hard Rock Hotel & Casino. You can find the entertainment schedule at www.hardrockbiloxi.com.

Keen Energy Services

In 2006, we met the owners of a small land-based oil and gas drilling operation based in Stillwater, Oklahoma. Many of their rigs were old, small and had limited application.

On a hunch that gas drilling activities would rise, these wildcatters ordered (without means to pay) 18 new, modern, high-horsepower rigs capable of directional drilling to find oil or shale gas. We smelled opportunity and jumped into the breach. A series of rig acquisitions and our partners' unforeseen liquidity problems culminated in 2009 with a buyout of our partners' remaining interests. We changed the name from Goober Drilling to Keen Energy Services.

When we acquired Keen in 2006, industry experts were decrying the end of natural gas supplies in the U.S. The smart money was chasing down means to import natural gas. Since that time, the "Shale Revolution" has turned the natural gas market upside down as a projected gas shortage has turned into a seemingly endless supply. This boom in supply has caused natural gas prices to plummet to record low levels, while the price of oil remains at stubbornly high levels. Time will tell whether shale gas is as plentiful as advertised.

Fortunately for our shareholders, Keen's rigs are equally suited to drilling for oil or gas. Keen management has adroitly followed the customers and money, transitioning their rigs from 36% drilling for oil in 2010 to 60% in 2011. During that period, total rig utilization improved from 56% to 75% and dayrates increased, with the end result of operating cash flows more than doubling from 2010.

While we enjoy the success of 2011, we ready ourselves for the inevitable downturn in the cycle. The immense operating leverage that comes through ownership of these fixed assets prints money in good times, but burns it in bad. As always, we appreciate the efforts and thoughtful diligence of Ed Jacob and Mardi de Verges in maneuvering Keen through the unpredictable waters of the oil and gas industry.

Crimson Wine Group

In our 2009 letter, we stated "...we have streamlined our operations...now we need more volume." And again last year, "We need more volume to make our goal of consistent, yearly cash flows a reality." We are happy to report that on May 31, 2011, we put our money where our mouths were with the acquisition of Seghesio Family Vineyards. Seghesio was established by Edoardo Seghesio in 1895 as California Bonded Winery #56 and was one of a few out of 3,000 wineries to survive Prohibition. During the following century Edoardo and his descendants collected 299 prime Zinfandel growing acres in the Alexander and Russian River Valleys of Sonoma County, California.

On several fronts, the addition of Seghesio is a game changer. With annual sales of over 100,000 9-liter equivalent cases, Seghesio increases the annual volume of our Crimson Wine Group by nearly 70%. This additional volume provides Crimson with the scale and market power to improve margins and bring cash to the bottom line. Seghesio's leading category Zinfandels perfectly complement Crimson's Pine Ridge, Archery Summit and Chamisal portfolios, offering customers a one-stop shop for premium American wines. In seven of the last 11 years, Seghesio has produced one of the Wine Spectator's top 100 wines, including

Seghesio's 2009 Home Ranch which was ranked #12 this year (95 points) and – sorry – is already sold out. The best way to ensure access to the 2010 vintages is to quickly join Seghesio's wine club at www.seghesio.com. Don't wait, do it now!

A special thanks to Pete, Ted and the rest of the Seghesio family for entrusting us with your jewel. We look forward to working with you on many vintages to come.

While we are certainly excited about our latest addition, Crimson's other wineries continue to grow. In 2011, Crimson sold 212,000 cases, including some from Seghesio for part of the year. Highlights from the other wineries include:

- Pine Ridge Vineyards (188 acres) in Napa Valley, California - While luxury-priced wines continue to sail into the headwind of a difficult economy, two non-estate brands produced by Pine Ridge are thriving. Demand continues to exceed our ability to produce Pine Ridge Chenin Blanc Viognier. Despite producing 26,000 more cases in 2011 than in 2010, we didn't have enough! The ForeFront brand was launched in 2009 as wines that "over deliver on quality at their price." ForeFront sales continued to grow in 2011.

- Archery Summit (120 acres) in Willamette Valley, Oregon - A bevy of 90+ scores from Wine Spectator and Wine Advocate were awarded to our 2009 vintages, including 93s for our Red Hills, Looney, Arcus and Estate vineyard wines. Most of these tasty wines are only available to members of the Archery Summit wine club.

- Chamisal Vineyards (97 acres) in Edna Valley, California - Since acquiring Chamisal in 2008, 1,000 new customers have joined the wine club. Boosted by critical praise, Chamisal's Stainless Chardonnay is experiencing significant growth.

Despite these positive prospects, we experienced a significant setback in our Washington vineyards. Mother Nature reminded us again of the risks involved in this business. In 2005, we purchased 611 acres in the Horse Heaven Hills of Washington's Columbia Valley. We chose this location because it is known to produce magnificent wine and importantly, our neighbors had not experienced a freeze event since 1973. In 2007, we planted 87 acres of vineyards that were thriving until November 24, 2010, when temperatures dipped to -7°F for ninety minutes. While we held out hope the vines could be saved, the prudent thing proved to be to prune them to ground and to essentially start over. We are told that the 2012 crop will be back to roughly 75% of a full crop … unless there is another freeze.

Good management is essential to our success in the wine business. Fortunately, we have just that in the team led by Erle Martin and Pat DeLong.

We again remind you that Leucadia shareholders receive a 20% discount via the honor system at any of our four on-site tasting rooms and online at www.crimsonwineboutique.com (Coupon Code "Leucadia"). In person and online you will be able to find many delicious and acclaimed limited production wines unavailable through mass distribution channels. Or, even better, let us help you explore the portfolio by joining one of our wine clubs[6] – we can ship direct to 40

[6] If you are interested in joining call Mark Ferguson of Pine Ridge at (800) 575-9777, Rodolphe Louchart of Archery Summit at (800) 732-8822, Andrea Chan of Chamisal at (866) 808-9463 and Dave Messerli of Seghesio at (866) 734-4374.

states. As always we remind you that wine is food and fosters good times and memories with family and friends. Enjoy a glass (or two) with your loved ones soon.

Idaho Timber

When we acquired Idaho Timber in 2005, we knew that earnings would be directly correlated to the cycles of the U.S. housing market; however, we did not anticipate that the down cycle would be this severe or last this long. As the housing market lagged again in 2011, pre-tax earnings fell into negative territory, although operating cash flows were slightly positive.

Idaho Timber has three primary business lines: remanufacturing of dimension lumber, value-added processing of home center boards and related items for large retailers, and primary sawmill production of radius-edge, southern pine decking and other specialty products. Each of these business lines is dependent on general construction and home improvement. Profitability in the remanufacturing business is highly dependent on the spread between prices of low-grade and high-grade lumber, which has narrowed due to increased Asian consumption of low-grade lumber and lower overall lumber production. Weakness in the remanufacturing division drove the poor financial results in 2011.

Unlike many of its less fortunate peers, Idaho Timber has weathered the storm caused by the housing market. We recognize that this is not by chance, but due to the tireless efforts of our CEO, Ted Ellis, and his team.

We have often been successful with investments in out-of-favor businesses and industries which we hope to continue with Idaho Timber. In the meantime, we search for new business opportunities and additional acquisitions in this troubled industry.

Conwed Plastics

Conwed Plastics manufactures and markets lightweight plastic netting for a variety of purposes and is a market leader in the sale of products used in carpet cushion, turf reinforcement, erosion control and packaging. Conwed has manufacturing operations in Minneapolis, Minnesota; Athens, Georgia; Roanoke, Virginia; Chicago, Illinois; and Genk, Belgium, and its products are sold throughout the world. In 2011, Conwed ended its four year experiment in Guadalajara, Mexico, bringing the jobs back to the U.S. Every little bit helps!

As more than half of Conwed's business is exposed to the housing market, revenues in 2011 were relatively flat from 2010. Pre-tax earnings, however, declined by 33% as the price of polypropylene resin, the primary component of Conwed's products, rose dramatically and remained elevated throughout the year.

Having owned Conwed for 27 years and through several economic cycles, our attitude is that "This too shall pass." The Company has a well-earned reputation for producing high quality products in a niche market and it is a successful, durable investment. Over the years Leucadia has received a compounded return on invested capital of over 20%.

In 2011, Conwed brought on a new CEO but an old friend, Chris Hatzenbuhler. For the past 11 years, Chris had been Conwed's CFO. He has a deep knowledge of the business, a contagious passion for the products and a genuine concern for the employees. Chris is returning Conwed to its roots of focusing on customer-driven product innovation. If you should find yourself in need of an extruded and oriented polypropylene product, contact Chris at (612) 623-2511. He and his team will customize a solution for you!

Sangart

Sangart is developing a portfolio of biopharmaceutical products designed to enhance the oxygenation of oxygen deprived tissues through targeted oxygen delivery. We made our initial investment in 2003 and at December 31, 2011, we were in for $211.6 million. The cash invested is expensed as Sangart spends it on product development and clinical trials. At December 31, 2011, we owned approximately 96% of Sangart.

Sangart's primary product (MP4OX) is designed to deliver oxygen to tissues, specifically as a result of trauma-induced injuries. Thus far we have seen positive clinical results. In 2010, Sangart completed a Phase 2a trauma study involving 51 patients with results positive enough to induce us to fund the 2011 launch of a much more extensive Phase 2b study with approximately 360 patients. We anxiously await the results of this study, which should arrive near the end of 2012.

Sangart has also developed a companion product, MP4CO, for use in sickle cell patients. In addition to carrying oxygen (like MP4OX), MP4CO also delivers carbon monoxide in non-toxic levels which is intended to prevent inflammation and programmed cell death (apoptosis). In 2011, Sangart launched a Phase 1b sickle cell study, focused on safety.

We remain grateful for the diligence and determination of Sangart's CEO, Brian O'Callaghan, and his team of life science executives as they continue to drive the clinical trial process forward.

Garcadia

Garcadia is our joint venture with Garff Enterprises, Inc., a large Utah-based auto retailer. Together we purchase and turn around underperforming auto dealerships across the country. Leucadia provides the majority of the capital and some investing acumen and Garff manages the operations. Where possible, Leucadia purchases 100% of the underlying real estate and leases it back to the operation at a 10% net return. The partnership owns 17 dealerships in three geographic clusters: Des Moines, Iowa, Houston, Texas and Southern California. At December 31, 2011, our net investment in Garcadia was $127.4 million, including real estate.

The U.S. car business stayed on an upward trend in 2011. New auto sales were roughly 12.7 million units during the year – up 10% from 11.6 million in 2010. Garcadia exceeded the national numbers by 21% to 14,000 units. This volume growth, combined with operational improvements, yielded cash flow to Leucadia of $11.4 million in 2011, inclusive of roughly $4.6 million spent on capital improvements to the real estate and excluding acquisitions. Even during the worst part of the recession, Garcadia returned cash to its partners.

In 2011, we added three dealerships to the portfolio: a high volume Toyota store in Southern California, a distressed Hyundai franchise in Des Moines, Iowa and a Fiat dealership in

Houston, Texas. The Toyota dealership is already on track and we expect the Hyundai store to provide a strong return. The Fiat story is still being written. The rollout of the Fiat brand in the U.S. has not been one of Sergio Marchionne's finer moments. Time will tell if he can turn it around. However, we find solace in the fact that if he does not succeed we will have a nice new building from which to sell used cars. We continue to look for opportunities to grow this investment.

Leucadia Energy – Gasification

Our gasification efforts continue to progress. The Lake Charles facility, located in Louisiana, has entered into two letters of intent and a contract with large credit worthy customers for the vast majority of the plant's output of methanol and industrial gases. These events allow us to actively seek strategic partners to fully fund the project.

Funding for this project will be covered in part by $1.561 billion of tax exempt bonds, a $260 million federal grant for carbon capture and sequestration plus a $128 million federal investment tax credit. We have significant engineering and early phase construction activities yet to accomplish, hopefully in 2012. Once we are ready there is a 36-month construction period.

We continue to make progress with our gasification projects in Indiana, Mississippi and Chicago. However, there is much work yet to be done and unlike the Lake Charles facility our ability to get these projects to the starting line is being slowed by the current low price of natural gas. While we have accomplished a great deal considerable challenges lie ahead.

Like all large multi-year capital intensive projects ours are vulnerable to many variables such as interest rates, inflation, financing, regulatory and permitting changes as well as yet unforeseen issues. Having said that we think there has hardly been a better time to commence such a project. Inflation is tame, interest rates are at an all-time low and labor costs are likely to remain stable. Hopefully, 2012 is the year that we break ground on our first project. Stay tuned for next year's letter.

Despite the challenges of the shale revolution, our EVP, Tom Mara perseveres. He has our thanks.

Oregon Liquefied Natural Gas

In January of 2007, Leucadia acquired a leasehold interest and certain permits to construct and operate an onshore liquefied natural gas ("LNG") receiving terminal located on the Skipanon Peninsula at the mouth of the Columbia River in Warrenton, Oregon. Due to the sudden expansion in North American natural gas supplies (see Keen above), we are now evaluating construction of a facility focused on LNG exports. We pride ourselves on being nimble!

Since 2007, we have been working with the Federal Energy Regulatory Commission ("FERC") and state and local authorities to permit the site for an onshore LNG terminal; a process that is agonizingly difficult and absurdly slow. How the politicians can expect to find solutions to our long term energy needs in the byzantine and illogical regulatory environment they have created is above our pay grade to understand. However, we persist and anticipate FERC will issue a Draft Environmental Impact Statement along with an updated Draft Biological Assessment in 2012.

The natural gas market continues to evolve and perhaps North America will become one of the world's largest producers. Worldwide demand for natural gas continues to grow due to increasing oil prices, stricter environmental regulations on coal and the response to the nuclear disaster in Japan. LNG has an important role to play within that market. It is taking longer and costing more than we originally planned, but we remain optimistic that there is a payday at the end of the road.

Real Estate

As of December 31, 2011, our net investment in the domestic real estate segment was $245.7 million. For the most part, we have placed our real estate development projects in the deep freeze, minimizing costs and waiting for the market to return. Below are the highlights of our scant activity over the past year.

- In January 2012, we closed on our commitment to purchase the former Panama City-Bay County International Airport. We negotiated a $4.6 million reduction in the purchase price, paying $51.9 million for the 708 acre parcel. We have secured entitlements and zoning for 3,200 residential units, 700,000 square feet of commercial space and 117 marina slips. We are in the process of securing permits for a first phase development that will be centered around a reuse of the former airport terminal building as a charter school. We won't commence development unless and until we think the market is ready.

- We own approximately 31.4% of the outstanding stock of HomeFed Corporation (NASD OTC: HOFD), which is engaged in the development of residential real estate in California. The undersigned own 7.7% and 9.4% of that company as well. Classified as an associated company investment, HomeFed is not part of the real estate segment, but it is an investment in real estate nonetheless.

- We own raw land and finished residential lots in Myrtle Beach. In January 2011, we (re)purchased the neighboring retail/commercial/residential lifestyle center and spent the rest of the year rehabilitating the project after its year stay in receivership. The repositioning and re-tenanting is expected to be a three to five year project. We believe the product is truly unique for the market and that - at our reset basis - we will get attractive returns. The residential land component of the project continues to absorb slowly, although 2012 began with a bang – 10 homes sold through the end of February.

- Our land developments in Maine remain mothballed.

- We own 15 acres of air rights above the train tracks behind Union Station in Washington, D.C. In April 2011, the rezoning of our property received final approval. The rezoning granted us the height allowances that we desired – in a city that restricts height, every foot counts. We continue to work with Amtrak and our other neighbors on project design and the construction and financing of the platform on which our project will be built.

The Future

We have read a lot about the ongoing deleveraging of America. In case you don't start and end your day with your nose in the Wall Street Journal, deleveraging is the newly rediscovered concept of paying your debts without reborrowing.

Bear Stearns and Lehman may have been the first fruits of the Great Recession, but excess leverage was the root. For the last twenty years, homeowners bought new houses and then refinanced them with ever bigger mortgages. That unsustainable scheme came to an end in 2008 and now everyone is paying the piper with lower home prices. During the same period, owners of shopping centers, apartment buildings and land speculators borrowed heavily to finance their never-ending appetites, with similar results. Low interest rates may have temporarily kept commercial properties out of foreclosure, but we expect many will end up there or in workout – hopefully with Berkadia. Junk bond borrowers have been helped by low interest rates, but a day of reckoning will come when rates go up faster than a company's growth prospects and cash flow.

Unlike residential and commercial real estate owners, Fortune 1000 companies did not over borrow and our big corporations are in good shape with some dividend yields higher than bond yields, an infrequent occurrence. However, even the strongest corporations are being very cautious in taking on new debt and making new investments which is a major reason for the poor employment numbers and slow growth in the GDP. Having gone through the trauma of 2008, corporate America is risk adverse. We are too.

The debt elephants in the room are national and state governments. Both in Europe and the U.S., governments are undergoing the same aches and pains of deleveraging as consumers and banks. The U.S. government is fortunate in that it has what Charles de Gaulle's finance minister, Valéry Giscard d'Estaing, called "the exorbitant privilege"[7] to print money. However, even that privilege has its limits and no doubt we will have to attack our debt problem sooner or later (we hope sooner). The Federal Reserve has said it will continue to suppress interest rates for the foreseeable future, postponing the pain for the overleveraged as well as postponing the inevitable witching hour when governments are forced to take the bitter medicine of raising taxes, cutting expenditures, or both.

We continue with the same lamentation as in previous years. There are hordes of private equity and hedge funds chasing low returns. While short term rates are very low, long term rates for non-investment grade borrowers such as Leucadia are quite high relative to expected returns. As a result, opportunities meeting our investment criteria are few and far between. We would prefer higher interest rates and less availability of money, making acquisitions more attractive. We employ leverage in a careful way and do not intend to fall into the traps of employing too much leverage or borrowing short term and investing long. We will leave that silliness to the hedge funds.

---

[7] From *Exorbitant Privilege: The Rise and Fall of the Dollar and the Future of the International Monetary System* by Barry Eichengreen.

Given the above, we have reduced Leucadia's leverage by calling $511.3 million of long term debt in 2012 and retiring other debt during the last three years in market transactions. With those steps, we have cut Leucadia's leverage by over 40%. Borrowing money at 7% without a clear path to make 15%+ is not attractive and we don't see many opportunities to make at least that return. This cautious approach was evident in the purchase of National Beef; although banks were beating down our door to lend us more money, we paid cash.

A world-wide recovery in the near future is not a foregone conclusion. Europe and the future of the Euro are far from settled. Growth in China is slowing and the risk of a "Chinese Spring" cannot be ruled out. Iran is a big problem. In an environment of slow growth at home and a dysfunctional government, we believe that less financial leverage is better. We expect many other companies and investors share this view. We emphasize that we are not pessimistic, just cautious. We are enthusiastic about the future of our broad array of operating businesses and investments and have our eyes open for additional acquisitions. Never fear, if a good deal comes along we will find a way.

This is the 33rd letter that we have written to our shareholders and again want to point out that we would not be here but for the loyalty of our long time, hardworking and intelligent helpers. We are forever grateful!

We are saddened by the death, at age 55, of Curt Noland. Curt was HomeFed's Vice President in charge of real estate development and was with us for 15 years. HomeFed's success is in no small part the result of his planning and engineering skills. He was the best! We have expressed our deepest condolences to his wife and three sons.

We have been diligently working on the issues relating to management succession and will continue to explore opportunities. In addition, in March the Board of Directors elected Justin Wheeler as Chief Operating Officer. Justin has been with Leucadia since 2000 and for the past several years has led our Asset Management Group. He was intimately involved with our successful investment in AmeriCredit Corp. and was the prime mover behind our recent acquisition of National Beef. Though both of us immensely enjoy what we do, we recognize our responsibility to plan for the future and expect Justin to be part of that future.

Our Chairman has decided that he does not plan on requesting a renewal to his employment contract which ends almost coincident with his 75th birthday on July 17, 2015 (which is also the birthday of our President's youngest daughter – she gets great presents). Over the next few years there will undoubtedly be more developments on the succession front. We will keep you informed.

Ian M. Cumming
Chairman

Joseph S. Steinberg
President

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 1-5721

LEUCADIA NATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

New York	**13-2615557**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

315 Park Avenue South
New York, New York 10010
(212) 460-1900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $1 per share	**New York Stock Exchange**
7-3/4% Senior Notes due August 15, 2013	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None.
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

Aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant at June 30, 2011 (computed by reference to the last reported closing sale price of the Common Shares on the New York Stock Exchange on such date): $6,776,967,000.

On February 16, 2012, the registrant had outstanding 244,582,588 Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2012 annual meeting of shareholders of the registrant are incorporated by reference into Part III of this Report.

PART I

Item 1. Business.

THE COMPANY

The Company is a diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, including beef processing, manufacturing, land based contract oil and gas drilling, gaming entertainment, real estate activities, medical product development and winery operations. The Company also has a significant investment in the common stock of Jefferies Group, Inc. ("Jefferies"), a full-service investment bank and Mueller Industries, Inc. ("Mueller"), a leading manufacturer of copper, brass, plastic, and aluminum products, both of which are accounted for at fair value. The Company owns equity interests in operating businesses which are accounted for under the equity method of accounting, including a broker-dealer engaged in making markets and trading of high yield and special situation securities and a commercial mortgage origination and servicing business. The Company concentrates on return on investment and cash flow to maximize long-term shareholder value. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses. Changes in the mix of the Company's businesses and investments should be expected.

Shareholders' equity has grown from a deficit of $7,657,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $6,174,396,000 at December 31, 2011, equal to a book value per common share of the Company (a "common share") of negative $.04 at December 31, 1978 and $25.24 at December 31, 2011. Shareholders' equity and book value per share amounts have been reduced by the $811,925,000 special cash dividend paid in 1999.

In December 2011, the Company acquired 78.9% of National Beef Packing Company, LLC ("National Beef") for aggregate net cash consideration of $867,869,000. National Beef processes, packages and delivers fresh and frozen beef and beef by-products for sale to customers in the U.S. and international markets.

The Company's manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Idaho Timber is headquartered in Boise, Idaho and primarily remanufactures dimension lumber and remanufactures, packages and/or produces other specialized wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products.

The Company's land based contract oil and gas drilling operations are conducted by Keen Energy Services, LLC ("Keen"). Keen became a consolidated subsidiary when the Company acquired the remaining equity interests it did not previously own in November 2009.

The Company's gaming entertainment operations are conducted through Premier Entertainment Biloxi LLC ("Premier"), which is the owner of the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi"), located in Biloxi, Mississippi.

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land.

The Company's medical product development operations are conducted through Sangart, Inc. ("Sangart"). Sangart is developing a product called MP4OX, which is a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to oxygen deprived tissues.

The Company's winery operations consist of Pine Ridge Vineyards in Napa Valley, California, Archery Summit in the Willamette Valley of Oregon, Chamisal Vineyards in the Edna Valley of California, Seghesio Family Vineyards in the Alexander and Russian River Valleys of California and a vineyard development project in the Columbia Valley of Washington. The wineries primarily produce and sell wines in the premium, ultra premium and luxury segments of the premium table wine market.

The Company owns approximately 28.2% of the outstanding common shares of Jefferies, a company listed on the New York Stock Exchange ("NYSE") (Symbol: JEF). Jefferies is a full-service global investment bank and institutional securities firm serving companies and their investors.

During 2011, the Company acquired approximately 27.3% of the outstanding common shares of Mueller, a company listed on the NYSE (Symbol: MLI), for aggregate cash consideration of $408,558,000. Mueller is a leading manufacturer of copper, brass, plastic, and aluminum products.

The Company owns an equity investment in Jefferies High Yield Holdings, LLC ("JHYH"). Through its wholly-owned subsidiary, JHYH makes markets in high yield and special situation securities and provides research coverage on these types of securities.

The Company owns a 50% equity interest in Berkadia Commercial Mortgage LLC ("Berkadia"), a joint venture with Berkshire Hathaway Inc. ("Berkshire Hathaway"). Berkadia is engaged in the commercial mortgage origination and servicing business.

In August 2006, pursuant to a subscription agreement with Fortescue Metals Group Ltd ("Fortescue") and its subsidiary, FMG Chichester Pty Ltd ("FMG"), the Company invested in Fortescue's Pilbara iron ore and infrastructure project in Western Australia. Fortescue is a publicly traded company on the Australian Stock Exchange (Symbol: FMG). At December 31, 2011, the Company owned 130,586,000 common shares of Fortescue; however, the Company sold 100,000,000 Fortescue common shares for net cash proceeds of $506,490,000 in January 2012. The Company also owns a $100,000,000 unsecured note of FMG that matures in August 2019 (the "FMG Note"); interest on the FMG Note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from two specified project areas. As further described below, the Company is currently engaged in litigation with Fortescue concerning Fortescue's assertion that it has the ability to dilute the interest payable to the Company by issuing additional notes identical to the Company's note.

The Company and certain of its subsidiaries have federal income tax net operating loss carryforwards ("NOLs") of approximately $4,738,150,000 at December 31, 2011. For more information see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

As used herein, the term "Company" refers to Leucadia National Corporation, a New York corporation organized in 1968, and its subsidiaries, except as the context otherwise may require.

Investor Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, the Company files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other issuers that file electronically. Material filed by the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005, on which the Company's common shares are listed.

The Company's website address is www.leucadia.com. The Company makes available, without charge through its website, copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

Cautionary Statement for Forward-Looking Information

Statements included in this Report may contain forward-looking statements. Such statements may relate, but are not limited, to projections of revenues, income or loss, development expenditures, plans for growth and future operations, competition and regulation, as well as assumptions relating to the foregoing. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Report, the words "will," "could," "estimates," "expects," "anticipates," "believes," "plans," "intends" and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

Factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted or may materially and adversely affect the Company's actual results include, but are not limited to, those set forth in Item 1A. Risk Factors and elsewhere in this Report and in the Company's other public filings with the SEC.

Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Report or to reflect the occurrence of unanticipated events.

Financial Information about Segments

The Company's reportable segments consist of the consolidated operating units identified above, which offer different products and services and are managed separately. Other operations primarily consist of the Company's wineries and energy projects.

Associated companies include equity interests in other entities that the Company accounts for under the equity method of accounting. Investments in associated companies that are accounted for under the equity method of accounting include HomeFed Corporation ("HomeFed"), a corporation engaged in real estate activities, Linkem S.p.A. ("Linkem"), a wireless broadband services provider in Italy, JHYH, Berkadia and Garcadia, a joint venture that owns automobile dealerships. Associated companies also include the Company's investments in Jefferies and Mueller which are accounted for at fair value rather than under the equity method of accounting.

Corporate assets primarily consist of the deferred tax asset, investments and cash and cash equivalents and corporate revenues primarily consist of investment and other income and securities gains and losses. Corporate assets include the Company's investment in Fortescue and in the common shares of Inmet Mining Corporation ("Inmet"), a Canadian-based global mining company. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Conwed Plastics has a manufacturing and sales facility located in Belgium, National Beef has sales offices in and exports its products to various countries and the Company owns a small Caribbean-based telecommunications provider; these are the only foreign operations with non-U.S. revenue or assets that the Company consolidates. Unconsolidated non-U.S. based investments include the investments in Fortescue, Inmet and Linkem.

Certain information concerning the Company's segments is presented in the following table. Consolidated subsidiaries are reflected as of the date a majority controlling interest was acquired, which was November 2009 for Keen and December 30, 2011 for National Beef. Since National Beef's operating activities subsequent to the acquisition during 2011 were not significant they have not been included in the Company's 2011 consolidated statement of operations. Associated Companies are not considered to be a reportable segment, but are reflected in the table below under income (loss) from continuing operations before income taxes and identifiable assets employed.

	2011	2010	2009
		(In thousands)	
Revenues and other income (a):			
Manufacturing:			
Idaho Timber	**$ 159,026**	$ 172,908	$ 142,709
Conwed Plastics	**85,961**	87,073	82,094
Oil and Gas Drilling Services (b)	**136,146**	116,560	60,459
Gaming Entertainment	**117,238**	114,809	103,583
Domestic Real Estate	**96,501**	17,075	30,637
Medical Product Development	**378**	123	5,147
Other Operations (c)	**69,038**	67,119	51,764
Corporate (d)	**906,480**	744,337	98,815
Total consolidated revenues and other income	**$1,570,768**	$1,320,004	$ 575,208
Income (loss) from continuing operations before income taxes:			
Manufacturing:			
Idaho Timber	**$ (3,787)**	$ 547	$ (12,680)
Conwed Plastics	**5,916**	8,803	11,578
Oil and Gas Drilling Services (b)	**3,533**	(13,937)	46,738
Gaming Entertainment	**12,616**	(2,159)	2,379
Domestic Real Estate	**80,919**	(54,935)	(71,298)
Medical Product Development	**(42,696)**	(25,443)	(23,818)
Other Operations (c)	**(24,374)**	(17,487)	(26,434)
Income (loss) related to Associated Companies	**(612,362)**	375,021	805,803
Corporate (d)	**648,861**	473,614	(167,619)
Total consolidated income from continuing operations before income taxes	**$ 68,626**	$ 744,024	$ 564,649
Depreciation and amortization expenses:			
Manufacturing: (e)			
Idaho Timber	**$ 5,299**	$ 6,131	$ 8,631
Conwed Plastics	**6,509**	9,068	8,476
Oil and Gas Drilling Services	**21,051**	25,447	3,103
Gaming Entertainment	**16,785**	16,657	16,532
Domestic Real Estate	**3,461**	6,163	8,408
Medical Product Development	**845**	870	836
Other Operations (e)	**9,922**	7,183	8,125
Corporate	**23,296**	20,979	18,441
Total consolidated depreciation and amortization expenses	**$ 87,168**	$ 92,498	$ 72,552
Identifiable assets employed:			
Beef Processing	**$1,786,855**	$ –	$ –
Manufacturing:			
Idaho Timber	**71,859**	84,436	94,211
Conwed Plastics	**56,539**	60,822	67,940
Oil and Gas Drilling Services	**224,563**	237,212	257,086
Gaming Entertainment	**243,888**	253,221	266,951
Domestic Real Estate	**254,885**	255,027	311,571
Medical Product Development	**27,893**	16,950	26,702
Other Operations	**226,306**	167,535	158,326
Investments in Associated Companies	**1,991,795**	2,274,163	2,764,885
Corporate	**4,378,606**	6,000,932	2,652,422
Assets of discontinued operations	**–**	–	162,270
Total consolidated assets	**$9,263,189**	$9,350,298	$6,762,364

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) in the Company's consolidated statements of operations.

(b) Investment and other income for oil and gas drilling services includes a bargain purchase gain of $49,345,000 in 2009. For more information see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

(c) Other operations include pre-tax losses of $28,598,000, $16,076,000 and $25,324,000 for the years ended December 31, 2011, 2010 and 2009, respectively, for the investigation and evaluation of various energy related projects. There were no significant operating revenues or identifiable assets associated with these activities in any period; however, other income includes $5,366,000 and $11,143,000 in 2011 and 2010, respectively, with respect to government grants to reimburse the Company for certain of its prior expenditures, which were fully expensed as incurred.

(d) Net securities gains (losses) for Corporate aggregated $641,480,000, $179,494,000 and $(21,106,000) during 2011, 2010 and 2009, respectively. Corporate net securities gains (losses) are net of impairment charges of $3,586,000, $2,474,000 and $31,420,000 during 2011, 2010 and 2009, respectively. In 2011, security gains included gains of $628,197,000 from the sale of certain of the Company's common shares of Fortescue. In 2010, security gains include a gain of $66,200,000 from the sale of the Company's investment in Light and Power Holdings, Ltd. ("LPH"), the parent company of the principal electric utility in Barbados, and a gain of $94,918,000 from the sale of certain of the Company's common shares of Fortescue. Corporate investment and other income includes the gain on sale of the Company's remaining interest in the Cobre Las Cruces copper mining project ("Las Cruces") to Inmet of $383,369,000 in 2010.

(e) Includes amounts classified as cost of sales.

(f) For the years ended December 31, 2011, 2010 and 2009, interest expense was primarily comprised of Corporate; interest expense for other segments was not significant.

At December 31, 2011, the Company and its consolidated subsidiaries had 11,711 full-time employees.

BEEF PROCESSING

Business Description

The Company acquired 78.9% of National Beef for aggregate net cash consideration of $867,869,000 on December 30, 2011. National Beef, headquartered in Kansas City, Missouri, is one of the largest beef processing companies in the U.S., accounting for approximately 14% of the federally inspected steer and heifer slaughter during 2011, as reported by the United States Department of Agriculture ("USDA"). National Beef processes, packages and delivers fresh and frozen beef and beef by-products for sale to customers in the U.S. and international markets. National Beef's products include boxed beef, ground beef, hides, tallow, and other beef and beef by-products.

Beef production, from the birth of the animal through the delivery of beef products to the customer, is comprised of two primary segments, production and processing. The production segment raises cattle for slaughter and the processing segment slaughters cattle and packages beef for delivery to customers. The production segment bears the cost of feeding the cattle to the appropriate market weights and has direct financial exposure to the volatility in grain and other input costs. Beef processors like National Beef are primarily "spread" operators, earning margin between the selling price for their products and the cost of procuring and processing the cattle.

Approximately 90% of National Beef's revenues are generated from the sale of fresh meat either as a boxed beef product or a case-ready product. In addition, National Beef sells beef by-products to the variety meat, feed processing, fertilizer and pet food industries. National Beef also owns 75% of Kansas City Steak Company, LLC ("Kansas City Steak"), which sells portioned beef and other products to customers in the food service and retail channels as well as direct to consumers through the internet and direct mail.

National Beef operates a wet blue tanning facility that sells processed hides to tanners that produce finished leather for the automotive, luxury goods, apparel and furniture industries. Wet blue tanning refers to the first step in processing raw and brine-cured hides into tanned leather. National Beef also owns a refrigerated and livestock transportation company that provides transportation services for National Beef and third parties.

The seasonal demand for beef products is generally highest in the spring and summer months.

Sales and Marketing

The sales office for National Beef's domestic operations is responsible for selling and coordinating the movement of approximately 50 million pounds per week of boxed beef products to customers. National Beef markets its products to national and regional retailers, including supermarket chains, independent grocers, club stores, wholesalers and distributors, food service providers and distributors, further processors and the United States military. National Beef exports products to more than 30 countries; export sales currently represent approximately 12% of annual revenues. In 2011, Wal-Mart and its affiliate, Sam's Club, represented approximately 9% of National Beef's revenues, and its top 10 customers accounted for approximately 30% of revenues. Wal-Mart purchases a substantial portion of National Beef's case-ready products.

National Beef emphasizes the sale of higher-margin, value-added products, which include branded boxed beef, case-ready beef, portion control beef and further processed hides. National Beef believes its value-added products can command higher prices than commodity products because of National Beef's ability to consistently meet product specifications, based on quality, trim, weight, size, breed or other factors, tailored to the needs of its customers. In addition to the value-added brands that National Beef owns, National Beef licenses the use of Certified Angus Beef®, a registered trademark of Certified Angus Beef LLC, and Certified Hereford Beef®, a registered trademark of Certified Hereford Beef LLC.

Raw Materials and Procurement

The primary raw material for the processing plants is live cattle. The domestic beef industry is characterized by cattle prices that change daily based on seasonal consumption patterns, overall supply and demand for beef and other proteins, cattle inventory levels, weather and other factors.

National Beef has entered into a cattle supply agreement with U.S. Premium Beef, LLC ("USPB"), the current owner of a 15% interest in National Beef that sold a substantial portion of its ownership interest to the Company. National Beef has agreed to purchase through USPB from the members of USPB 735,385 head of cattle per year (subject to adjustment), based on pricing grids furnished by National Beef to the members of USPB. National Beef believes the pricing grids are based on terms that could be obtained from an unaffiliated party. The cattle supply agreement is for an initial five year term, with automatic one year extensions on each annual anniversary date of the Company's acquisition of National Beef, unless either party provides a notice not to extend sixty days prior to the annual anniversary date. During its most recent fiscal year, National Beef purchased approximately 20% of the total cattle it processed from USPB members pursuant to a previous cattle supply agreement. National Beef also purchased additional cattle from certain USPB members outside of the cattle supply agreement.

Cattle are also purchased through cash bids and other arrangements from cattle producers in primary and secondary markets. National Beef purchases cattle from nearly 1,000 suppliers annually.

Processing Facilities

National Beef owns three beef processing facilities located in Liberal, Kansas, Dodge City, Kansas, and Brawley, California. The Liberal and Dodge City facilities can each process approximately 6,000 cattle per day, and the Brawley facility approximately 2,000 cattle per day. National Beef owns case-ready facilities in Hummels Wharf, Pennsylvania (approximately 79,000 square feet) and Moultrie, Georgia (approximately 114,000 square feet), and the wet blue tanning facility in St. Joseph, Missouri (approximately 221,000 square feet). The Kansas City Steak processing facility is located in Kansas City, Kansas (approximately 63,000 square feet).

Competition

The beef processing industry is highly competitive. Competition exists both in the purchase of live cattle, as well as in the sale of beef products. Beef products compete with other protein sources, including pork and poultry, but National Beef's principal competition comes from other beef processors. National Beef believes the principal competitive factors in the beef processing industry are price, quality, food safety, customer service, product distribution, technological innovations (such as food safety interventions and packaging technologies) and brand loyalty. Some of National Beef's competitors have substantially larger beef operations, greater financial and other resources and wider brand recognition for their products.

Regulation and Environmental

National Beef's operations are subject to extensive regulation by the USDA including its Food Safety and Inspection Service ("FSIS") and its Grain Inspection, Packers and Stockyards Administration ("GIPSA"), the Food and Drug Administration ("FDA"), the U.S. Environmental Protection Agency ("EPA") and other state, local and foreign authorities regarding the processing, packaging, storage, safety, distribution, advertising and labeling of its products.

National Beef's domestic operations are subject to the Packers and Stockyards Act of 1921 ("PSA"). Among other things, this statute generally requires National Beef to make full payment for livestock purchases not later than the close of business the day after the purchase and transfer of possession or determination of the purchase price. Under the PSA, National Beef must hold in trust for the benefit of unpaid livestock suppliers all livestock purchased until the sellers have received full payment. At December 31, 2011, National Beef has obtained from an insurance company a surety bond in the amount of $40,900,000 to satisfy these requirements.

The Dodge City and Liberal facilities are subject to Title V permitting pursuant to the federal Clean Air Act and the Kansas Air Quality Act. The Liberal permit expired on January 25, 2010, but has been administratively extended pending renewal by the Kansas Department of Health and Environment. The Brawley and St. Joseph facilities are subject to secondary air permits which are in place. The Dodge City, Liberal, Hummels Wharf, Moultrie and Brawley facilities are subject to Clean Air Act Risk Management Plan requirements relating to the use of ammonia as a refrigerant.

All of National Beef's plants are indirect dischargers of wastewater to publicly owned treatment works and are subject to requirements under the federal Clean Water Act, state and municipal laws, as well as agreements or permits with municipal or county authorities. Upon renewal of these agreements and permits, National Beef is from time to time required to make capital expenditures to upgrade or expand wastewater treatment facilities to address new and more stringent discharge requirements imposed at the time of renewal. Storm water discharges from National Beef's plants are also regulated by state and local authorities.

All of National Beef's facilities generate solid wastestreams including small quantities of hazardous wastes. National Beef is subject to laws that provide for strict, and in certain circumstances joint and several, liability for remediation of hazardous substances at contaminated sites; however, National Beef has not received any demands that it has any liability at sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") or state counterparts. All plants are subject to community right to know reporting requirements under the Superfund Amendments and Reauthorization Act of 1986, which requires yearly filings as to the substances used on facility premises.

Employees

National Beef has approximately 9,400 employees, of which approximately 4,000 are currently represented by collective bargaining agreements. Approximately 2,800 employees at the Liberal plant are represented by the United

Food and Commercial Workers International Union under a collective bargaining agreement scheduled to expire in December 2012. Approximately 1,100 employees at the Brawley plant are jointly represented by the United Food and Commercial Workers International Union and the Teamsters International Union under a collective bargaining agreement scheduled to expire in December 2013. Approximately 100 employees at the St. Joseph plant are represented by the United Cereal Workers of the United Food and Commercial Workers International Union under a collective bargaining agreement scheduled to expire in May 2014.

The employees at the Dodge City plant voted in favor of union representation by the United Food and Commercial Workers International Union in November 2011. The union has been certified as the representative of a bargaining unit of approximately 2,600 employees in production and maintenance, shipping and receiving, grounds keeping and the warehouse.

MANUFACTURING

Idaho Timber

Business Description

Idaho Timber, which was acquired in May 2005, is headquartered in Boise, Idaho and is engaged in the manufacture and/or distribution of various wood products. Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. The net book value of the Company's investment in Idaho Timber was $64,725,000 at December 31, 2011.

Remanufactured dimension lumber is Idaho Timber's largest product line. Dimension lumber is used for general construction and home improvement, remodeling and repair projects, the demand for which is normally a function of housing starts and home size. All dimension lumber is assigned a quality grade, based on the imperfections in the wood, and higher-grade lumber is sold at a higher price than lower-grade lumber. Idaho Timber purchases low-grade dimension lumber from sawmills located in North America and Europe and upgrades it into higher-grade dimension lumber products. The remanufacturing process includes ripping, trimming and planing lumber to reduce imperfections and produce a variety of lumber sizes. These products are produced at plants located in Florida, North Carolina, Texas, Idaho and New Mexico.

Home center board products are principally sold to large home improvement retailers. Idaho Timber purchases high-grade boards from sawmills, performs minor re-work on those boards to upgrade the quality, and then packages and bar codes those boards according to customer specifications. Idaho Timber also operates a sawmill in Arkansas to produce its 5/4" radius-edge, pine decking products.

Idaho Timber owns and operates seven plants, one sawmill that principally produces decking products and one sawmill that produces split-rail fencing. These nine facilities in the aggregate have approximately 748,000 square feet of manufacturing and office space, covering approximately 154 acres. One plant is principally dedicated to home center board products and the remaining plants principally produce remanufactured dimension lumber products.

Sales and Marketing

Idaho Timber primarily markets to local, regional and national lumber retailers for its dimension lumber products, home improvement centers for its home center board products and decking treaters for its sawmill product, and other resellers of home construction materials. For dimension lumber products, sales are primarily generated at each of the plants, with a dedicated sales force located in the same geographic region as the customers the plant serves. Board and decking products are sold and managed centrally. Sales of home center board products are heavily dependent on national home center chains. Idaho Timber's sales are somewhat concentrated in regions where its facilities are located, with the largest being Florida, 15%; North Carolina, 14%; and Texas, 14%.

Competition

Idaho Timber sells commodity products, and operates in an industry that is very competitive and currently suffering from continuing lack of demand due to limited housing starts and remodeling activity. Idaho Timber competes against domestic and foreign sawmills and intermediate distributors for its dimension lumber and decking products. In some cases, Idaho Timber competes on a limited basis with the same sawmills that are a source of supply of low-grade dimension lumber. Idaho Timber also competes for raw material purchases needed for its remanufactured dimension lumber and home center board products. A recent increase in off-shore demand for low-grade lumber used in its remanufacturing facilities has further constrained available supply.

Government Regulation

Lumber and decking are identified at Idaho Timber facilities with a grade stamp that shows the grade, moisture content, mill number, species and grading agency. All lumber is graded in compliance with the National Grading Rule for Dimension Lumber, which is published by the U.S. Department of Commerce. Idaho Timber facilities are subject to regular inspection by agencies approved by the American Lumber Standards Committee. Idaho Timber believes that its procedure for grading lumber is highly accurate; however, Idaho Timber could be exposed to product liability claims if it can be demonstrated its products are inappropriately rated.

Plastics Manufacturing

Business Description

Through Conwed Plastics, which was acquired in March 1985, the Company manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. These products are primarily used for containment purposes, reinforcement of other products, packaging for produce and meats, various types of filtration and erosion prevention. The net book value of the Company's investment in Conwed Plastics was $46,270,000 at December 31, 2011.

Certain products of Conwed Plastics are proprietary, protected by patents and/or trade secrets. The Company holds patents on certain improvements to the basic manufacturing processes it uses and on applications thereof. The Company believes that the expiration of these patents, individually or in the aggregate, is unlikely to have a significant effect on its operations.

Sales and Marketing

Products are marketed both domestically and internationally, with approximately 24% of 2011 revenues generated by customers from Europe, Latin America, Japan and Australia. Products are sold primarily through an employee sales force, located in the U.S. and Europe. Conwed Plastics emphasizes development of new products and new applications of existing products to grow its revenues. New product development focuses on market niches where proprietary technology and expertise can lead to sustainable competitive economic advantages. Approximately half of Conwed Plastics' revenues are generated on a make to order basis.

Competition

Conwed Plastics is subject to domestic and international competition, generally on the basis of price, service and quality. Conwed Plastics has 3 to 5 competitors in most of its market segments but the size and type of its competition varies by market segment. Additionally, certain products are dependent on cyclical industries, including the construction industry. The cost of the principal raw material used in its products, polypropylene, has increased by approximately 20% over the last three years, a continuing trend that started in 2002. The price of polypropylene has historically fluctuated with the price of oil and natural gas but growing economies in China and India have resulted in increased demand for raw materials and raised prices globally.

OIL AND GAS DRILLING SERVICES

Business Description

Keen is a land based contract oil and gas drilling company based in Stillwater, Oklahoma that provides drilling services to independent oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S. Keen currently operates drilling rigs in Oklahoma, Texas, Arkansas and Louisiana. Keen became a consolidated subsidiary in November 2009; the net book value of the Company's investment in Keen was $210,194,000 at December 31, 2011.

Keen, which has been in business since 1991, typically generates revenues through drilling contracts based on daily rates (daywork contracts), footage (charged by depth of the well) or based on a turnkey contract (fixed price to drill a well). In 2011, all drilling services were performed pursuant to daywork contracts. Keen supplies the drilling rig, all ancillary equipment and drilling personnel; all of Keen's rigs are capable of drilling horizontal and directional wells. Once Keen has drilled a well for a customer, the drilling rig will be moved off of the well and another service provider will use a service rig (a smaller rig) that is built for completions, which brings the well into production. Keen has 26 drilling rigs in its fleet that have rated maximum depth capabilities ranging from 12,000 feet to 22,000 feet. Keen also owns and operates a fleet of trucks, trailers and other construction equipment primarily used to take down, rig up and transport rigs between locations and to prepare the locations for drilling operations.

Keen's revenue volume and profitability are significantly affected by the actual and anticipated price of natural gas and oil, levels of natural gas and oil in storage and the supply of drilling rigs available in the marketplace. The exploration and production industry is cyclical and the level of exploration and production activity has historically been very volatile. During periods of lower levels of drilling activity, price competition for drilling services tends to increase, which may result in reduced revenues and profitability; conversely, during periods of increased drilling activity, drilling rigs are in demand often resulting in higher prices and contractual commitments from customers to obtain exclusive use of a particular rig for a longer term.

Sales and Marketing

Keen markets its drilling rigs to a number of independent oil and gas companies. Most of Keen's contracts are with established customers on a competitive bid or negotiated basis and may cover one well, a multi-well project or are entered into for a specified period of time. At December 31, 2011, Keen has 6 drilling rigs under contract for a remaining term of more than 1 year, 14 rigs are operating under term contracts that will expire within the next 12 months, 2 are under well-to-well contracts with specific customers, and 4 are not currently under contract.

Keen's business is fairly concentrated with its top eight customers accounting for over 77% of 2011 drilling revenues. Two customers accounted for 34% of 2011 drilling revenues and six other customers each exceeded 5% of 2011 drilling revenues.

Competition

Customers award contracts to contract drillers based on factors such as price, rig availability, quality of service, proximity to the well site, experience with the specific geological formation, condition and type of equipment, reputation, safety of operations and customer relationships. Contracts for drilling services may be awarded based solely on price. Although contract drilling companies generally compete on a regional basis, drilling rigs can be moved from one market to another in response to market conditions which can have the effect of increasing competition.

GAMING ENTERTAINMENT

Business Description

Premier owns the Hard Rock Hotel & Casino Biloxi, located in Biloxi, Mississippi, which opened to the public on June 30, 2007. Acquired in 2006, the Company owns all of Premier's common units; including outstanding loans the net book value of the Company's investment in Premier was $227,028,000 at December 31, 2011.

The Hard Rock Hotel & Casino is located on a 10 acre site on the Mississippi Gulf Coast and has approximately 1,305 slot machines, 52 table games, six live poker tables, five restaurants (including a Hard Rock Café and Ruth's Chris Steakhouse), a full service spa, an outdoor pool and deck, retail space, an eleven-story hotel with 325 rooms and suites and a Hard Rock Live! entertainment venue with a capacity of approximately 2,000 persons. The Company is investigating a hotel expansion which would add 154 rooms at an estimated cost of $30,000,000. If the Company decides to go forward, construction could begin in the second quarter of 2012.

Premier's marketing strategy is to position the resort as a full service gaming, boutique hotel and entertainment resort catering to the Mississippi Gulf Coast marketplace and the southern region of the U.S. The Mississippi Gulf Coast region is located along the Interstate 10 corridor and is within a ninety minute drive from the New Orleans metropolitan area, Mobile, Alabama and the Florida panhandle. Premier's primary means of marketing utilizes its database of customers for direct mail campaigns and promotional giveaways designed to reward customers and generate loyalty and repeat visits. In addition, Premier benefits from the "Hard Rock" brand name which appeals to a broad range of customers.

The Hard Rock Biloxi's casino is constructed over water on concrete pilings; however, the threat of hurricanes is a risk to the facility. Premier's current insurance policy provides up to $242,000,000 in coverage for damage to real and personal property including business interruption coverage. The coverage is provided by a panel of U.S., Bermuda and London based insurers and is comprised of a $50,000,000 primary layer and three excess layers. The coverage is syndicated through several insurance carriers, each with an A.M. Best Rating of A- (Excellent) or better. Although the insurance policy is an all risk policy, any loss resulting from a weather catastrophe occurrence, which is defined to include damage caused by a named storm, is sublimited to $100,000,000 with a deductible of $5,000,000.

Competition

Premier faces significant competition primarily from ten other gaming operations in the Mississippi Gulf Coast gaming market and secondarily from gaming operations in Baton Rouge and New Orleans, Louisiana as well as from a Native American casino in Atmore, Alabama. Other competition comes from gaming operations in Lake Charles, Bossier City and Shreveport, Louisiana; Tunica and Philadelphia, Mississippi; Tampa and Hollywood, Florida and other states. Such competition may increase if gaming operations grow in these markets or if legalized gaming expands to nearby states. Many of Premier's competitors are larger and have greater marketing and financial resources.

Government Regulation

The gaming industry in Mississippi is highly regulated. Premier, its ownership and management are subject to findings of suitability reviews by the Mississippi Gaming Commission. In addition, the laws, rules and regulations of state and local governments in Mississippi require Premier to hold various licenses, registrations and permits and to obtain various approvals for a variety of matters. In order to continue operating, Premier must remain in compliance with all laws, rules and regulations and pay gaming taxes on its gross gaming revenues. Failure to maintain such approvals or obtain renewals when due, or failure to comply with new laws or regulations or changes to existing laws and regulations would have an adverse effect on Premier's business. Premier believes it is in compliance with all governmental rules and regulations.

DOMESTIC REAL ESTATE

At December 31, 2011, the Company's net investment in the domestic real estate segment was $245,700,000. The real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land. Certain of the Company's real estate investments and the real estate carrying values as of December 31, 2011 include: a large scale mixed-use development project with various residential, retail and commercial space located in Myrtle Beach, South Carolina ($33,787,000); approximately 73 acres of land used by Garcadia, the automobile dealership joint venture ($55,360,000); approximately 76 acres of land located on the island of Islesboro, Maine (approved for 13 residential waterfront lots) and 45 fully developed residential lots on approximately 120 acres of land located in Rockport, Maine on Penobscot Bay, ($46,146,000 in the aggregate); and a 15 acre, unentitled air rights parcel above the train tracks behind Union Station in Washington, D.C. ($11,543,000). None of these projects is secured by any indebtedness.

The Company had previously entered into an agreement with the Panama City-Bay County Airport and Industrial District of Panama City, Florida to purchase approximately 708 acres of land which used to be the Panama City-Bay County International Airport. The Company had placed $56,500,000 into escrow; the purchase price was subsequently adjusted to $51,870,000, the excess funds were returned and the transaction closed in February 2012. The Company intends to develop the property into a mixed use community with residential, retail, commercial, educational and office sites. The project is fully entitled and zoned for 3,200 residential units and 700,000 square feet of commercial space and includes a permitted marina with 117 slips. Development of the property is subject to completion of project design and obtaining required development and construction permits, the timing of which is uncertain.

The Company owns approximately 31.4% of the outstanding common stock of HomeFed. In addition, as a result of a 1998 distribution to all of the Company's shareholders, approximately 7.7% and 9.4% of HomeFed is owned by the Company's Chairman and President, respectively. HomeFed is currently engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in California. The Company accounts for its investment in HomeFed under the equity method of accounting. At December 31, 2011, its investment had a carrying value of $47,493,000, which is included in investments in associated companies. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD). Detailed financial and other information about HomeFed may be found on its website (www.homefedcorporation.com).

Residential property sales volume, prices and new building starts have declined significantly in many U.S. markets, including markets in which the Company has real estate projects. The slowdown in residential sales has been exacerbated by the turmoil in the mortgage lending and credit markets, which has resulted in stricter lending standards and reduced liquidity for prospective home buyers. The Company is not actively soliciting bids for developed and undeveloped lots in Maine, and has deferred its development plans for certain other projects as well. The Company intends to wait for market conditions to improve before marketing certain of its projects for sale.

The real estate development industry is subject to substantial environmental, building, construction, zoning and real estate regulations that are imposed by various federal, state and local authorities. In order to develop its properties, the Company must obtain the approval of numerous governmental agencies regarding such matters as permitted land uses, density, the installation of utility services (such as water, sewer, gas, electric, telephone and cable television) and the dedication of acreage for various community purposes. Furthermore, changes in prevailing local circumstances or applicable laws may require additional approvals or modifications of approvals previously obtained. Delays in obtaining required approvals and authorizations could adversely affect the profitability of the Company's projects.

MEDICAL PRODUCT DEVELOPMENT

Business Description

At December 31, 2011, the Company owned approximately 96% of Sangart, a development stage biopharmaceutical company principally engaged in developing medicines designed to enhance the oxygenation of oxygen deprived tissues through targeted oxygen delivery. The Company has invested an aggregate of $211,648,000 in Sangart, principally to help fund Sangart's ongoing product development activities and overhead costs. Sangart became a consolidated subsidiary in 2005; the net book value of the Company's investment in Sangart was $16,356,000 at December 31, 2011.

In 2002, Sangart commenced human clinical trials of MP4OX, a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to ischemic (oxygen deprived) tissues. The basis for Sangart's technology is the result of more than 20 years of research in the understanding of how hemoglobin (the oxygen carrier in red blood cells) functions outside of red blood cells in a cell-free environment and how it can be used in conjunction with normal red blood cells to enhance oxygen delivery to organ tissue. MP4 products are made from purified human hemoglobin that is extracted from fully screened and tested outdated human blood obtained from accredited blood centers, which is then bound to polyethylene glycol molecules using Sangart's proprietary processes. Sangart's manufacturing process is able to generate approximately four units of MP4OX using a single unit of blood. Sangart owns or exclusively licenses eighteen U.S. patents and has more than thirty applications pending worldwide covering product composition, manufacturing or methods of use. Patents applicable to the MP4 technology do not begin to expire until 2017.

During 2010, Sangart completed a Phase 2 proof of concept clinical trial of MP4OX in trauma patients in Europe and South Africa. Study results were considered to be successful and supported the conduct of a larger Phase 2 clinical study in trauma patients, which commenced in the second quarter of 2011. If this larger Phase 2 study were to be successful, Sangart would have to conduct Phase 3 clinical studies in trauma patients. Completing these studies will take several years at substantial cost, and until they are successfully completed, if ever, Sangart will not be able to request marketing approval and generate revenues from sales in the trauma market. Sangart also recently commenced a Phase 1b clinical study involving its MP4CO product to treat sickle cell disease patients. If this Phase 1b study were to be successful, Sangart would have to conduct Phase 2 and Phase 3 clinical studies in sickle cell disease patients, at substantial cost, prior to requesting marketing approval for the product.

In addition to obtaining requisite regulatory approvals for the manufacture and sale of MP4 products, including approval of a manufacturing facility which has yet to be built, Sangart would have to create sales, marketing and distribution capabilities prior to any commercial launch, either directly or in partnership with a service provider. In recent years, substantially all of the funding needed for MP4 development has come from the Company, and the Company expects to provide Sangart with sufficient capital to fund its activities during 2012. Thereafter, significant additional funding will be needed prior to regulatory approval and commercial launch; the source of such funding has not as yet been determined.

Any successful commercialization of MP4 products will depend on an adequate supply of raw materials, principally human red blood cells and polyethylene glycol, at an acceptable quality, quantity and price. Sangart has contracted for a supply of human red blood cells that is expected to be sufficient to produce MP4 at volumes needed for a commercial launch; however, if the product is successful additional sources of red blood cells will be needed to support sales growth. Commitments for quantities of polyethylene glycol to support a commercial launch have not yet been secured.

Government Regulation

As a product intended for medical use, clinical trials, marketing approval, manufacturing and distribution of MP4 is highly regulated. An application for marketing approval may only be made after the safety and effectiveness of the product has been demonstrated, including through human clinical trial data. In the U.S., the FDA regulates medical products, including the category known as "biologics", which includes MP4 products. The Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of MP4 products.

In Europe, each country has its own agency that regulates clinical trials. However, the Committee for Medicinal Products for Human Use ("CHMP"), which is administered by the European Medicines Agency, is an EU-wide regulatory body. Following completion of clinical trials, marketing approval can be granted either by a centralized application through CHMP, or on a decentralized basis by one or more selected countries.

OTHER OPERATIONS

Wineries

The Company's winery operations are managed under the umbrella name, Crimson Wine Group ("Crimson"). Crimson is engaged in the production and sale of premium, ultra premium and luxury wines (i.e., wines that retail for $10 to $14, $14 to $25 and over $25 per 750ml bottle, respectively). Crimson is headquartered in Napa, California and owns four wineries: Pine Ridge Vineyards, Archery Summit, Chamisal Vineyards and Seghesio Family Vineyards. Pine Ridge was acquired in 1991 and has been conducting operations since 1978, the Company started Archery Summit in 1993, Chamisal Vineyards was acquired during 2008 and has been conducting operations since 1973, and Seghesio Family Vineyards was acquired in 2011 and has been conducting operations since 1895. Crimson controls approximately 188 acres of vineyards in the Napa Valley, California, 120 acres of vineyards in the Willamette Valley, Oregon, 97 acres of vineyards in the Edna Valley, California, 231 acres in the Alexander Valley, California and 68 acres in the Russian River Valley, California, substantially all of which are owned and producing grapes. Additionally, in 2005 and 2006, the Company acquired an aggregate of 611 acres of land in the Horse Heaven Hills of Washington's Columbia Valley, of which approximately 87 acres have been developed into producing vineyards. At December 31, 2011, the net book value of the Company's aggregate investment in Crimson was $177,096,000.

During 2011, Crimson sold approximately 212,000 9-liter equivalent cases of wine generating revenues of $36,864,000. Crimson's wines are primarily sold to distributors, who then sell to retailers and restaurants. Consolidation at the distributor and retail level has increased which has added competitive pressure to increase marketing and sales spending and constrain pricing. As permitted under federal and local regulations, Crimson has also been placing increasing emphasis on direct sales to consumers, which they are able to do through the internet, wine clubs and at the wineries' tasting rooms. During 2011, direct sales to consumers represented 15% of case sales and 39% of wine revenues. Seghesio Family Vineyards has historically sold approximately 19% of its production to international markets, which Crimson expects to continue and expand with the export of products from its other wineries.

Crimson's wines compete with small and large producers in the U.S., as well as with imported wines, and the ultimate consumer has many choices. Demand for wine in the premium, ultra premium and luxury market segments can rise and fall with general economic conditions, and is also significantly affected by grape supply. The demand for Crimson's products is also affected by the ratings given the wines in industry and consumer publications. In the current economic climate, consumer demand has shifted away from the higher-priced luxury segment to wines in the lower-priced premium and ultra premium categories. Crimson's production, sales and distribution activities are subject to regulation by agencies of both federal and state governments.

Energy Projects

During the past few years, the Company has been incurring costs to investigate and evaluate the development of a number of large scale domestic energy projects. These projects plan to use gasification technology to convert different types of low grade fossil fuels into clean energy products. The Company has also invested in certain energy projects that do not plan to use gasification technologies. The Company has expensed costs to investigate, evaluate and obtain various permits and approvals for its various energy projects of $33,964,000, $27,220,000 and $25,343,000 during the years ended December 31, 2011, 2010 and 2009, respectively.

Although there are a number of large scale projects the Company is currently investigating, the Company is not obligated to develop any of the projects, and no assurance can be given that the Company will be successful in fully developing any of these projects. Any project that the Company might develop would likely require a significant equity investment, which the Company presently does not intend to fund by itself, the acquisition of substantial non-recourse borrowings to build the projects (total development costs for these types of projects range from $2.5 billion to $3.5 billion), the procurement of purchase commitments for long-term supplies of feedstock, long-term commitments from purchasers of the output, various permits and regulatory approvals and significant technological and engineering expertise to implement. The investigation, evaluation and financing of these large scale projects will take years to complete.

The Company is currently evaluating the development of a gasification project which would be built in Louisiana by the Company's wholly-owned subsidiary, Lake Charles Cogeneration LLC ("LCC"), for an estimated total cost of between $2,300,000,000 and $2,600,000,000. LCC has been awarded $1,561,000,000 in tax exempt bonds to support the development of the project, which would be issued by the Lake Charles Harbor and Terminal District of Lake Charles, Louisiana, $128,000,000 of investment tax credits and received a $260,000,000 federal government grant for carbon capture and sequestration. Receipt of these awards and grants are contingent upon satisfaction of numerous regulatory and other conditions. The Company is not obligated to make equity contributions to LCC until it completes its investigation, the project is approved by the Company's Board of Directors and significant financing has been obtained from third parties which has not been arranged. The Lake Charles Cogeneration project is a new chemical manufacturing facility that plans to use proven quench gasification technology to produce various products from petroleum coke, a low grade solid fuel source. LCC is evaluating the primary product options to be produced by the Lake Charles Cogeneration project, including methanol and hydrogen, and has signed two letters of intent for the majority of its production. LCC has also entered into a 20-year contract for the sale of its entire carbon dioxide by-product stream which would be used for enhanced oil recovery.

In July 2009, two of the Company's other prospective gasification projects, one in Indiana and the other in Mississippi, were selected by the U.S. Department of Energy ("DOE") to proceed to detailed due diligence and negotiations of terms and conditions necessary for the DOE to issue conditional commitments for loan guarantees aggregating up to $3,600,000,000. While these commitments represent important milestones in the selection process, the guarantees are subject to detailed and extensive due diligence by the DOE and no assurance can be given that a loan guaranty for either project will ultimately be given.

A subsidiary of the Company acquired a leasehold interest and certain permits to construct and operate an onshore liquefied natural gas ("LNG") terminal and associated facilities in Warrenton, Oregon. The project would include construction of an offshore dock and berth and onshore facilities to store up to 480,000 cubic meters of LNG. The current plan includes construction of an approximate 121 mile long natural gas pipeline to connect to the U.S. natural gas transmission grid. Due to the recent increases in U.S. natural gas production, LNG receiving and storage facilities now only play a role in niche markets, where insufficient pipeline infrastructure can create short-term shortages, and the Company is evaluating whether a facility focused on LNG exports would provide better returns. Numerous regulatory permits and approvals and acquisitions of rights of way for the pipeline will be required before project construction can commence; construction of the terminal and associated facilities could potentially begin early in 2014. Completion of the project is also subject to obtaining significant financing from third parties, which has not been arranged.

OTHER INVESTMENTS

Berkadia

Berkadia, a joint venture between Berkshire Hathaway and the Company, acquired a commercial mortgage origination and servicing business in December 2009. The Company and Berkshire Hathaway each have a 50% equity interest in Berkadia, and each party contributed $217,169,000 of equity capital to fund the acquisition. At December 31, 2011, the net book value of the Company's investment in Berkadia was $193,496,000.

Berkadia is a servicer of commercial real estate loans in the U.S., performing primary, master and special servicing functions for U.S. government agency programs, commercial mortgage-backed securities transactions ("CMBS"), banks, insurance companies and other financial institutions. Berkadia is an approved servicer of loans for Fannie Mae, Freddie Mac, Ginnie Mae and the FHA. As of December 31, 2011, Berkadia serviced approximately 25,000 loans with an unpaid principal balance of $190 billion.

A primary servicer of a loan is the primary contact with the borrower and is generally responsible for carrying out all cash management functions relating to the loan, including providing monthly billing statements to the borrower and collecting and applying payments on the loan; administering reserve and escrow funds for repairs, tenant improvements, taxes and insurance; obtaining and analyzing operating and financial statements of the borrower and performing periodic property inspections; preparing and providing periodic reports and remittances to the master servicer or other designated persons; administering lien filings; and other specified functions.

A master servicer is responsible for administration of a pool of loans that is transferred to a trust or other special purpose entity in connection with a securitization transaction pursuant to a pooling and servicing agreement. While some master servicer functions may be sub-contracted and performed by a primary servicer, as a master servicer Berkadia is ultimately responsible for the performance of any functions that have been sub-contracted to a primary servicer. Master servicers are generally required to advance funds to cover any delinquent payments on the securitized loans and any taxes and insurance premiums not paid by borrowers or covered by borrowers' escrow funds, provided that the servicer determines that the advances will be recoverable from loan payments or liquidation proceeds in the future. These "servicing advances," along with accrued interest, are treated as having priority over the rights of other investors in the securitization.

A special servicer is a specialist in dealing with defaulted loans and is usually selected by the holder of the subordinated interest in a securitization vehicle. Typically, a loan may be transferred from the master servicer to a special servicer if it is more than 60 days delinquent, a borrower files for bankruptcy or the master servicer determines a default is imminent. Once a loan is transferred to special servicing, asset managers take steps to bring the account to a performing status or exercise other remedies, including loan modification, foreclosure, a negotiated pay-off or a sale of the loan. Special servicers are generally paid higher monthly servicing fees and resolution fees in connection with the loans that they service.

As a servicer, Berkadia is frequently responsible for managing, on behalf of its investors, the balances that are maintained in custodial accounts for the purposes of collecting and distributing principal and interest and for funding repairs, tenant improvements, taxes and insurance related to the mortgaged properties it services. Berkadia derives certain economic benefits from investing these custodial accounts. Such balances totaled in excess of $4 billion as of December 31, 2011.

Berkadia originates commercial real estate loans for Fannie Mae, Freddie Mac, Ginnie Mae and the FHA using their underwriting guidelines, and will typically sell the loan shortly after it is funded. Provided Berkadia adheres to their guidelines, these government related entities must purchase the loan at the face amount plus accrued interest; Berkadia retains the mortgage servicing rights. In addition, as a condition to Fannie Mae's delegation of responsibility for underwriting, originating and servicing of loans, Berkadia assumes a limited first-dollar and shared loss position throughout the term of each loan sold to Fannie Mae.

During 2011, Berkadia commenced originating commercial mortgage loans which are not part of the government agency programs. Berkadia has a portfolio of loans that provide interim financing to borrowers who intend to refinance the loan with longer-term loans from an eligible government agency or other third party ("Bridge loans"). Berkadia may also from time to time originate loans intended to be conveyed into CMBS transactions sponsored by third parties ("CMBS loans"). Bridge loans are typically floating rate loans with 2 to 3 year maturities; CMBS loans are typically 10 year fixed rate loans that Berkadia intends to hold for 3 to 6 months pending sale to a securitization vehicle. At December 31, 2011, $310,000,000 of such loans were outstanding, substantially all of which were Bridge loans.

Berkadia is required under its servicing agreements to maintain certain minimum servicer ratings or qualifications from the rating agencies. A downgrade below a certain level may give rise to the right of a customer or trustee of a securitized transaction to terminate Berkadia as servicer. Berkadia currently maintains approvals or ratings from Moody's Investors Service, Fitch Ratings, Standard & Poor's and Dominion Bond Rating Services. These ratings currently exceed the minimum ratings required by the related servicing agreements. Ratings issued by the rating agencies can be withdrawn or lowered at any time. In addition, Fannie Mae and Freddie Mac retain broad discretion to terminate Berkadia as a seller/servicer without cause upon notice.

Jefferies

The Company owns 58,006,024 Jefferies common shares (approximately 28.2% of the Jefferies outstanding common shares) for a total investment of $980,109,000. The Company's investment in Jefferies is classified as an investment in an associated company and is carried at fair value, which was $797,583,000 at December 31, 2011. Jefferies has entered into a registration rights agreement covering all of the Jefferies common stock owned by the Company.

Jefferies is a full-service global investment bank and institutional securities firm serving companies and their investors. Detailed financial and other information about Jefferies may be found on its website (www.jefferies.com).

In accordance with accounting principles generally accepted in the United States ("GAAP"), the Company is permitted to choose to measure many financial instruments and certain other items at fair value (the "fair value option"), and to report unrealized gains and losses on items for which the fair value option is elected in earnings. The Company elected the fair value option to account for its investment in Jefferies rather than the equity method of accounting. Income (losses) related to associated companies includes unrealized gains (losses) resulting from changes in the fair value of Jefferies of $(684,397,000), $143,298,000 and $469,820,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Mueller

During 2011, the Company acquired 10,422,859 common shares of Mueller, representing approximately 27.3% of the outstanding common shares of Mueller, for aggregate cash consideration of $408,558,000. Mueller is a leading manufacturer of copper, brass, plastic, and aluminum products. Detailed financial and other information about Mueller may be found on its website (www.muellerindustries.com). In September 2011, the Company entered into a standstill agreement with Mueller for the two year period ending September 1, 2013, pursuant to which, among other things, subject to certain provisions the Company has agreed not to sell its shares if the buyer would own more than 4.9% of the outstanding shares, and not to increase its ownership interest to more than 27.5% of the outstanding Mueller common shares. In addition, the Company has the right to nominate two directors to the board of directors of Mueller and Mueller has agreed to give the Company registration rights covering all of the Mueller shares of common stock owned by the Company.

The Company elected the fair value option to account for its investment in Mueller rather than the equity method of accounting. Income (losses) related to associated companies includes unrealized losses resulting from changes in the fair value of Mueller of $8,112,000 for the year ended December 31, 2011. At December 31, 2011, the Company's investment in Mueller was $400,446,000.

JHYH

During 2007, the Company and Jefferies formed JHYH and each initially committed to invest $600,000,000. The Company invested $350,000,000 during 2007; any request for additional capital contributions from the Company requires the consent of the Company's designees to the Jefferies board. The Company does not anticipate making additional capital contributions. JHYH owns Jefferies High Yield Trading, LLC ("JHYT"), a registered broker-dealer that is engaged in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, public and private equity, equity derivatives, credit default swaps and other financial instruments. JHYT makes markets in high yield and distressed securities and provides research coverage on these types of securities. JHYT does not invest or make markets in sub-prime residential mortgage securities.

Jefferies and the Company each have the right to nominate two of a total of four directors to JHYH's board, and each own 50% of the voting securities. The organizational documents also permit passive investors to invest up to $800,000,000 in JHYH. Jefferies also received additional JHYH securities entitling it to 20% of the profits. The voting and non-voting interests are entitled to a pro rata share of the balance of the profits of JHYH, and are mandatorily redeemable in 2013, with a mutual option to extend up to three additional one-year periods. For the years ended December 31, 2011, 2010 and 2009, the Company recorded pre-tax income from this investment of $11,211,000, $20,053,000 and $37,249,000, respectively, under the equity method of accounting; at December 31, 2011, the Company's investment in JHYH was $323,262,000.

Linkem

During 2011, the Company acquired approximately 37% of the common shares of Linkem, a wireless broadband services provider in Italy, for aggregate cash consideration of $88,575,000. Linkem was established in 2001 to provide wireless broadband services to Italian consumers and in 2003 became the first national airport WiFi operator in Italy. Subsequently, Linkem expanded its wireless networks to provide WiFi services over wider coverage areas.

In 2008, Linkem acquired wireless spectrum licenses in the 3.5GHz band and launched Italy's first commercial 4G wireless service. Linkem's 4G service offers a variety of lower-cost options for broadband services on customer premises. Unlike the U.S. and most of Western Europe, Italy does not have a national cable television system; as a result, Italy's broadband penetration rate is among the lowest in Europe, and substantially all broadband services are provided using legacy copper telephone lines.

Linkem's wireless spectrum licenses can provide geographic coverage to all of Italy. Linkem has signed agreements with several large telecommunication companies for the use of their infrastructure, providing Linkem access to approximately 16,000 wireless towers throughout Italy. At December 31, 2011, Linkem's network includes over 600 wireless towers that can reach approximately 9 million people; Linkem has over 33,000 subscribers for its services. Linkem plans to increase its network coverage across Italy over the next few years as it adds subscribers; expansion and customer acquisition costs are expected to result in operating losses over the next few years. The Company accounts for Linkem under the equity method of accounting and at December 31, 2011, the net book value of the Company's investment was $86,332,000.

Garcadia

Garcadia is a joint venture between the Company and Garff Enterprises, Inc. ("Garff") pursuant to which Garcadia has acquired various automobile dealerships. The Garcadia joint venture agreement specifies that the Company and Garff shall have equal board representation and equal votes on all matters affecting Garcadia, and that all cash flows from Garcadia will be allocated 65% to the Company and 35% to Garff, with the exception of one dealership from which the Company receives 83% of all cash flows. Garcadia's strategy is to acquire automobile dealerships in secondary market locations meeting its specified return criteria. At December 31, 2011, Garcadia owned 17 dealerships comprised of domestic and foreign automobile makers. The Company has received cash distributions of fees and earnings aggregating $10,382,000, $8,778,000 and $6,137,000 for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, the Company owns the land for certain dealerships and leases it to the dealerships for rent aggregating $5,654,000, $5,062,000 and $4,971,000 for the years ended December 31, 2011, 2010 and 2009, respectively. At December 31, 2011, the Company's investment in Garcadia (excluding the land) was classified as an investment in associated company with a carrying value of $72,303,000.

Fortescue

During 2006 and 2007, the Company invested an aggregate of $452,247,000 in Fortescue's Pilbara iron ore and infrastructure project in Western Australia, including expenses. In exchange for its cash investment, the Company received 277,986,000 common shares of Fortescue, and a $100,000,000 unsecured note of FMG that matures in August 2019. During 2010 and 2011, the Company sold an aggregate of 147,400,000 common shares of Fortescue for net cash proceeds of $853,715,000, which resulted in the recognition of net securities gains of $723,115,000, reducing its interest in Fortescue to 130,586,000 common shares. The Company's investment in the Fortescue common shares is classified as a non-current available for sale investment and carried at market value as of each balance sheet date. At December 31, 2011, the market value of the Fortescue common shares was $569,256,000. In January 2012, the Company sold 100,000,000 Fortescue common shares for net cash proceeds of $506,490,000.

Interest on the FMG Note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas, payable semi-annually within 30 days of June 30th and December 31st of each year. The Company recorded interest income before withholding taxes on the FMG Note of $214,455,000, $149,257,000 and $66,079,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The ultimate value of the FMG Note will depend on the volume of iron ore shipped and iron ore prices over the remaining term of the FMG Note, which can fluctuate widely, as well as the outcome of the litigation described below.

In August 2010, the Company was advised that Fortescue is asserting that FMG is entitled to issue additional notes identical to the FMG Note in an unlimited amount. Fortescue further claims that any interest to be paid on additional notes can dilute, on a pro rata basis, the Company's entitlement to the stated interest of 4% of net revenue. The Company does not believe that FMG has the right to issue additional notes which affect the Company's interest or that the interpretation by Fortescue of the terms of the FMG Note, as currently claimed by Fortescue, reflects the agreement between the parties.

On September 1, 2010, the Company filed a Writ of Summons against Fortescue, FMG and Fortescue's then Chief Executive Officer in the Supreme Court of Western Australia. The Writ of Summons seeks, among other things, an injunction restraining the issuance of any additional notes identical to the FMG Note and damages. If the litigation is ultimately determined adversely to the Company and additional notes are issued, the Company's future cash flows from the FMG Note and future results of operations would be significantly and adversely affected to the extent of the dilution resulting from the issuance of such additional notes.

The project information presented in the paragraphs below was obtained from Fortescue's website, (www.fmgl.com.au), which contains substantial additional information about Fortescue, its operating activities and the project. Fortescue shipped its first iron ore in May 2008 and for the year ending December 31, 2011, Fortescue's total revenue from iron ore sales was $6,189,560,000.

Fortescue announced reserve estimates for the Cloud Break and Christmas Creek areas, which are net of mine depletion and ore recovery, include 38 million metric tons of proved iron ore reserves and 1.51 billion metric tons of probable iron ore reserves, in accordance with the Australasian Joint Ore Reserves Committee code. This reserve estimate is solely for these two areas, which cover an area of approximately 770 square kilometers. Fortescue has additional tenements in the Pilbara region of Western Australia and has since announced reserve estimates for some of its other tenements. Mining revenues derived from tenements other than Cloud Break and Christmas Creek do not increase the interest payable to the Company on the FMG Note.

In 2011, Fortescue completed an expansion of its Cloud Break and Christmas Creek operations which will enable it to produce 55 million metric tons per annum. In 2010, Fortescue announced a further expansion to increase its mining plan to 155 million metric tons per annum, of which 90 million metric tons per annum would come from Cloud Break and Christmas Creek. For the year ended December 31, 2011, Fortescue sold 46.5 million metric tons of iron ore, entirely from Cloud Break and Christmas Creek. Fortescue, along with the other major iron ore producers, charges its customers prices based on an index pricing regime that reflects recent iron ore spot prices.

In addition to the Company's investment and equity investments from other parties, Fortescue initially raised $2,051,000,000 of senior secured debt to fund the construction of its infrastructure, which included a 260 kilometer railroad, port and related port infrastructure at Port Hedland, Australia, as well as a crushing and screening plant, access roads and other infrastructure at the mine site. Subsequently, Fortescue raised additional debt to fund expansion activities. At December 31, 2011, Fortescue had $5,000,000,000 of senior unsecured notes outstanding.

Inmet

Inmet is a Canadian-based global mining company traded on the Toronto Stock Exchange (Symbol: IMN). In August 2005, the Company sold to Inmet a 70% interest in Cobre Las Cruces, a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain, in exchange for 5,600,000 common shares of Inmet. In November 2010, the Company sold to Inmet its remaining 30% equity interest in and subordinated sponsor loans to Las Cruces for aggregate consideration of $576,000,000. The purchase price was comprised of $150,000,000 of cash and 5,442,413 newly issued common shares of Inmet; the Company reported a gain on the sale of $383,369,000 in investment and other income. At December 31, 2011, the Company owns a total of 11,042,413 Inmet common shares which are reflected on the Company's consolidated balance sheet at market value of $708,193,000 (approximately 15.9% of Inmet's outstanding common shares). The Inmet shares have registration rights and may be sold in accordance with applicable securities laws. Detailed financial and other information about Inmet may be found on its website (www.inmetmining.com).

Other

The Company beneficially owns equity interests representing more than 5% of the outstanding capital stock of each of the following domestic public companies at February 16, 2012 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934): Jefferies (28.2%), Mueller (27.3%), HomeFed (31.4%) and INTL FCStone Inc. (8.5%). In addition to the Company's equity interests in Fortescue and Inmet discussed above, the Company also owns a 7.0% equity interest in JZ Capital Partners Limited, a British company traded on the London Stock Exchange.

Item 1A. Risk Factors.

Our business is subject to a number of risks. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this Report, before you decide whether to purchase our common stock. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Future acquisitions and dispositions of our operations and investments are possible, changing the components of our assets and liabilities, and if unsuccessful could reduce the value of our common shares. Any future acquisitions or dispositions may result in significant changes in the composition of our assets and liabilities. Consequently, our financial condition, results of operations and the trading price of our common shares may be affected by factors different from those affecting our financial condition, results of operations and trading price at the present time.

We are dependent on certain key personnel. We are dependent on the services of Ian M. Cumming and Joseph S. Steinberg, our Chairman of the Board and President, respectively. Messrs. Cumming's and Steinberg's employment agreements with us expire June 30, 2015. These individuals are also significant shareholders of our Company. As of February 16, 2012, Messrs. Cumming and Steinberg and trusts for the benefit of their respective families (excluding certain private charitable foundations) beneficially owned approximately 9.0% and 10.0% of our outstanding common shares, respectively. Accordingly, Messrs. Cumming and Steinberg exert significant influence over all matters requiring approval by our shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

We operate in a variety of industries and market sectors, all of which are very competitive and susceptible to economic downturns and have been adversely affected by recent economic conditions. The Company operates in industries that sell commodity products and services, including beef processing, manufacturing and oil and gas drilling services, all of which are very competitive with product pricing often being the most significant factor to customers. Certain industries have seen a consolidation of the customer base, which tends to increase competition and pricing pressure. In addition, starting in 2008, the recession and general economic conditions have adversely affected operating results in the manufacturing, oil and gas drilling services, gaming entertainment and domestic real estate segments, which is likely to continue until the economy recovers. The performance of these business units during this period has resulted in a lower valuation for these businesses, and a worsening of general economic or market conditions could result in a further deterioration in the values of our businesses or investments.

The prices and availability of key raw materials affects the profitability of our beef processing and manufacturing operations, and also impacts Sangart's ability to conduct its clinical trials. The supply and market price of cattle purchased by National Beef are dependent upon a variety of factors over which National Beef has little or no control, including fluctuations in the size of herds maintained by producers, the relative cost of feed and energy, weather and livestock diseases. Sangart has access to sufficient raw materials to conduct its clinical trials; however, it has not secured commitments for sufficient raw materials for a commercial launch, which would also require additional investments in manufacturing capacity. The cost of polypropylene, the principal raw material used by Conwed Plastics, has increased by approximately 20% over the last three years, a continuing trend that started in 2002. The price of polypropylene has historically fluctuated with the price of oil and natural gas but growing economies in China and India have resulted in increased demand and impacted prices. Although the Company's operating subsidiaries are not currently experiencing any shortage of raw materials, if the subsidiaries experience shortages, revenues and profitability could decline.

Outbreaks of disease affecting livestock can adversely affect the supply of cattle and the demand for National Beef's products. National Beef is subject to risks relating to animal health and disease control. An outbreak of disease affecting livestock (such as foot-and-mouth disease or bovine spongiform encephalopathy ("BSE"), commonly referred to as mad cow disease) could result in restrictions on sales of products, restrictions on purchases of livestock from suppliers or widespread destruction of cattle. The discovery of BSE in the past caused certain countries to restrict or prohibit the importation of beef products. Outbreaks of diseases, or the perception by the public that an outbreak has occurred, or other concerns regarding diseases, can lead to inadequate supply, cancellation of orders by customers and create adverse publicity, any of which can have a significant negative impact on consumer demand and, as a result, on the Company's consolidated financial position, cash flows and results of operations.

If National Beef's products or products made by others using its products become contaminated or are alleged to be contaminated, National Beef may be subject to product liability claims that would adversely affect its business. National Beef may be subject to significant liability in excess of insurance policy limits if its products or products made by others using its products causes injury, illness or death. In addition, National Beef could recall or be required to recall products that are, or are alleged to be, contaminated, spoiled or inappropriately labeled. Organisms producing food borne illnesses (such as *E. coli*) could be present in National Beef's products and result in illness or death if they are not eliminated through further processing or cooking. Contamination of National Beef's or its competitors' products may create adverse publicity or cause consumers to lose confidence in the safety and quality of beef products. Allegations of product contamination may also be harmful even if they are untrue or result from third-party tampering. Any of these events may increase costs or decrease demand for beef products, any of which could have a significant adverse effect on the Company's consolidated financial condition, cash flows and results of operations.

National Beef generally does not enter into long-term contracts with customers; as a result the volumes and prices at which beef products are sold are subject to market forces. National Beef's customers generally place orders for products on an as-needed basis and, as a result, their order levels have varied from period to period in the past and may vary significantly in the future. The loss of one or more significant customers, a significant decline in the volume of orders from customers or a significant decrease in beef product prices for a sustained period of time could negatively impact cash flows and results of operations.

National Beef's international operations expose it to political and economic risks in foreign countries, as well as to risks related to currency fluctuations. Approximately 12% of National Beef's annual sales are export sales, primarily to Mexico, Japan, South Korea, Canada, China (for hides), Hong Kong, Egypt, and Taiwan, and on average these sales have a higher margin than domestic sales of similar products. A reduction in international sales could adversely affect revenues and margins. Risks associated with international activities include inflation or deflation and changes in foreign currency exchange rates, including changes in currency exchange rates of other countries that may export beef products in competition with National Beef; the closing of borders by foreign countries to product imports due to disease or other perceived health or food safety issues; exchange controls; changes in tariffs; changes in political or economic conditions; trade restrictions and changes in regulatory requirements. The occurrence of any of these events could increase costs, lower demand for products or limit operations, which could have a significant adverse effect on cash flows, results of operations and future prospects.

National Beef incurs substantial costs to comply with environmental regulations and could incur additional costs as a result of new regulations or compliance failures that result in civil or criminal penalties, liability for damages and negative publicity. National Beef's operations are subject to extensive and increasingly stringent environmental regulations administered by the EPA and state, local and other authorities with regards to water usage, wastewater and storm water discharge, air emissions and odor, and waste management and disposal. Failure to comply with these laws and regulations could have serious consequences, including criminal, civil and administrative penalties and negative publicity. In addition, National Beef incurs and will continue to incur significant capital and operating expenditures to comply with existing and new or more stringent regulations and requirements. All of

National Beef's processing facilities procure wastewater treatment services from municipal or other regional governmental agencies that are in turn subject to environmental laws and permit limits regarding their water discharges. As permit limits are becoming more stringent, upgrades and capital improvements to these municipal treatment facilities are likely. In locations where National Beef is a significant volume discharger, it could be asked to contribute toward the costs of such upgrades or to pay significantly increased water or sewer charges to recoup such upgrade costs. National Beef may also be required to undertake upgrades and make capital improvements to its own wastewater pretreatment facilities, the cost of which could be significant. Compliance with environmental regulations has had and will continue to have a significant impact on National Beef's cash flows, margins and profitability. In addition, under most environmental laws, most notably the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and analogous state laws, National Beef could be held liable for the cost to investigate or remediate any contamination at properties it owns or operates, or as to which it arranges for the disposal or treatment of hazardous substances, as such liability is imposed without regard to fault.

National Beef's operating results could be negatively impacted by hedging and derivative positions. National Beef uses derivative financial instruments and other strategies in an attempt to reduce exposure to various market risks, including changes in commodity prices. These positions do not qualify as hedges for financial reporting purposes and are marked to fair value with unrealized gains and losses reported in earnings. Losses on these instruments will negatively impact reported operating results and the use of such instruments may limit National Beef's ability to benefit from favorable commodity price movements.

Failure by Wal-Mart and its affiliates to continue purchasing from National Beef could have a significant adverse effect on our sales. Sales to Wal-Mart Stores and its affiliate, Sam's Club, represented approximately 9% of National Beef's total net sales during its last fiscal year. Wal-Mart recently requested that its beef suppliers, including National Beef, submit a proposal for future business. If Wal-Mart and its affiliates do not continue to purchase from National Beef, it could have a significant adverse effect on results of operations.

National Beef is subject to extensive governmental regulation and noncompliance with or changes in applicable requirements could adversely affect its business, financial condition, cash flows and results of operations. National Beef's operations are subject to extensive regulation and oversight by the USDA, FSIS, GIPSA, the FDA, and other state, local and foreign authorities regarding the processing, packaging, storage, safety, distribution, advertising and labeling of its products. Recently, food safety practices and procedures in the meat processing industry have been subject to more intense scrutiny and oversight by the USDA. National Beef is also subject to a variety of immigration, labor and worker safety laws and regulations, including those relating to the hiring and retention of employees. Failure to comply with existing or new laws and regulations could result in administrative penalties and injunctive relief, civil remedies, fines, interruption of operations, recalls of products or seizures of properties, potential criminal sanctions and personal injury or other damage claims. These remedies, changes in the applicable laws and regulations or discovery of currently unknown conditions could increase costs, limit business operations and reduce profitability.

National Beef's performance depends on favorable labor relations with its employees, in particular employees represented by collective bargaining agreements. A substantial number of National Beef's employees are covered by collective bargaining agreements. A labor-related work stoppage by unionized employees, or employees who become unionized in the future, could limit National Beef's ability to process and ship products or could increase costs. Any significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages at any of National Beef's locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Declines in the U.S. housing market have reduced revenues and profitability of our manufacturing businesses and may continue to do so. Our manufacturing operations, in particular Idaho Timber, have generated significant revenues when the U.S. housing market was strong. The weak U.S. housing market during the last few years has resulted in fewer new housing starts, which has adversely impacted revenues and profitability at Idaho Timber and Conwed Plastics. Idaho Timber does not expect to return to prior levels of profitability until the U.S. housing market recovers.

Keen's revenues and profitability are impacted by natural gas and oil supplies and prices and the supply of drilling rigs in the marketplace. During periods of decreased demand for natural gas and oil, Keen's rig utilization will decline and Keen's competitors may also have excess capacity in the marketplace, which adversely impacts Keen's revenues and profitability.

The nature of Keen's operating activities can be hazardous, and accidents can cause personal injury or death, damage to Keen's equipment and/or environmental damage. These hazards are inherent in the contract drilling business, and if Keen is not fully protected through insurance coverage or indemnification from its customers any such accidents could adversely impact Keen's profitability. Keen maintains insurance coverage and has indemnification agreements with many of its customers; however, there is no assurance that such insurance or indemnification agreements would adequately protect Keen against liability or loss from all consequences of any accidents. Additionally, Keen may not be able to purchase insurance economically.

New technologies and aging equipment could cause Keen's drilling equipment and methods to become less competitive, resulting in reduced profitability or a requirement to make significant capital investments to remain competitive. Improvements in drilling technology and aging equipment could cause Keen to become less competitive, lose business, suffer reduced profitability or result in impairment charges with respect to its drilling equipment.

The Hard Rock Biloxi is dependent upon patronage of persons living in the Gulf Coast region. The Hard Rock Biloxi primarily seeks to attract patrons from its local geographic area. Downturns in local and regional economic conditions, an increase in competition in the surrounding area and interruptions caused by hurricanes could negatively impact operating results.

We may not be able to insure certain risks economically. We cannot be certain that we will be able to insure all risks that we desire to insure economically or that all of our insurers or reinsurers will be financially viable if we make a claim. If an uninsured loss or a loss in excess of insured limits should occur, or if the Company is required to pay a deductible for an insured loss, results of operations could be adversely affected. Premier has been severely damaged by hurricanes in the past, and it is possible that storms could cause significant damage in the future. Damages from storms could result in Premier closing its facility to make repairs, resulting in lost business and adversely affecting results of operations.

Increases in mortgage interest rate levels, the lack of available consumer credit and the depressed real estate market have reduced and may continue to reduce consumer demand for certain of our real estate development projects and result in impairment charges. Due to current depressed economic conditions in the national real estate market, most of the Company's real estate development projects are not being marketed for sale. If the Company begins to market its development projects in the future, the ability to successfully attract customers will be highly dependent upon consumers' ability to finance real estate purchases with affordable loans. If the Company is unable to realize its projected cash flows for its development projects, impairment charges are likely.

Sangart is subject to extensive government regulation, cannot generate any revenue without regulatory approval of its products and is also subject to all of the risks inherent in establishing a new business. Although funds invested in Sangart are generally expensed by Sangart when spent, the Company cannot be assured that it will ever receive a return on its investment due to the risky nature of Sangart's development activities. Clinical trials of Sangart's product candidates are not complete, the products have not been approved for sale by regulatory authorities and there is a risk that its products may never prove effective or be approved.

Sangart's success depends on its ability to obtain, maintain, renew and defend patent protection for its products and technologies, preserve trade secrets and operate without infringing on the intellectual property rights of others. The patent positions of biopharmaceutical companies, such as Sangart, are generally uncertain and involve complex legal and factual questions. If Sangart's intellectual property positions are challenged, invalidated, circumvented or expire, or if Sangart fails to maintain or renew its third-party intellectual property licenses in good standing, its ability to successfully bring MP4 products to market would be adversely affected, it could incur monetary liabilities or be required to cease using the technology or product in dispute.

Sangart will require significant additional funding for product development and clinical trial activities prior to regulatory approval and commercial launch; the source of such funding has not been identified. The Company expects to provide Sangart with sufficient capital during 2012. Sangart has had discussions with third-party investors; however, no agreements have been reached and if such agreements are entered into it would likely result in significant dilution of the Company's interest. The Company has not determined whether it will continue to provide funds to Sangart and if so how much it will provide. If Sangart is not provided with additional funds from either the Company or other sources when needed, it is unlikely that the Company will ever realize any significant return of its invested capital.

The Company has incurred costs to investigate and evaluate the development of a number of large scale energy projects; however, development of these projects is subject to obtaining significant third-party debt and equity financing, regulatory approvals, the procurement of purchase commitments for long-term supplies of feedstock and securing long-term commitments from purchasers of the output. Although the Company has spent significant amounts investigating large scale energy projects, it will not be able to develop these projects without financing from other sources, various regulatory approvals and commitments from third-parties. The timing of the commencement of construction of any project is also dependent upon the receipt of financing and regulatory approvals. If the Company is unable to obtain such financing, approvals or commitments, it will not be able to recover its investment.

If Berkadia does not maintain certain specified ratings from the credit rating agencies it could lose its mortgage servicing rights. Berkadia is required to maintain specified ratings from the credit rating agencies, and failure to do so would give its customers the right to terminate their mortgage servicing agreements. If mortgage servicing agreements were terminated as a result of a credit ratings downgrade, the Company could lose its entire equity investment.

When Berkadia originates loans for Fannie Mae, it is often required to share in the losses on such loans, which could be in excess of reserved amounts. Berkadia carries a reserve on its balance sheet for contingent losses on loans originated for Fannie Mae that have loss sharing requirements. If actual losses exceed amounts reserved, Berkadia's profitability and cash flows will be reduced.

The loss of or changes in Berkadia's relationships with U.S. Government-Sponsored Enterprises and federal agencies would have an adverse effect on Berkadia's business. Berkadia's failure to comply with the applicable U.S. Government-Sponsored Enterprise or agency may result in its termination as an approved seller/servicer, mortgagee or issuer. The loss of any such status could have a significant adverse impact on Berkadia's results of operations, could result in a loss of similar approvals from other U.S. Government-Sponsored Enterprises or federal agencies and could have other adverse consequences to the business. Fannie Mae and Freddie Mac retain broad discretion to terminate Berkadia as a seller/servicer without cause upon notice.

Changes in existing government-sponsored and federal mortgage programs could negatively affect Berkadia's business. Berkadia's ability to generate income through mortgage sales to institutional investors depends in part on programs sponsored by Fannie Mae, Freddie Mac and the FHA, which purchase such loans from Berkadia and/or facilitate the issuance of mortgage-backed securities in the secondary market. The federal government has announced that the continuation of these programs is under review, and that any or all of the government agency programs could be substantially modified or eliminated in the future. Any discontinuation of, or significant reduction or change in, the operation of those programs would have an adverse effect on Berkadia's loan origination and servicing business and results of operations.

Berkadia's special servicing and fee-for-service businesses may be terminated on short notice. Special servicing for each CMBS transaction is usually controlled by the subordinated bond holder class of the securitization. The owners of the subordinated bonds may change from time to time, and subordinated bond holders may replace Berkadia with a different special servicer. Fee-for-service customers are permitted to terminate Berkadia on short notice, usually 30 days. If Berkadia loses special servicing rights or is terminated by fee-for-service customers, it would negatively impact Berkadia's results of operations and cash flows.

CMBS loan and Bridge loan programs will expose Berkadia to credit and interest rate risk that it is not subject to with its government agency lending programs. Unlike its government agency lending programs, Berkadia cannot be assured it will be able to sell CMBS and Bridge loans at par value to a third-party without any exposure to credit or interest rate risk. If for any reason Berkadia is unable to sell a CMBS loan into the securitization market or if a borrower is unable to refinance a Bridge loan, Berkadia will retain all risks associated with such loan for as long as it owns the loan. Berkadia may be forced to foreclose on defaulted loans and suffer a loss, or to sell loans to a third party at a discount, either of which would reduce Berkadia's profitability and cash flows.

If Berkadia suffered significant losses and was unable to repay its commercial paper borrowings, the Company would be exposed to loss pursuant to a reimbursement obligation to Berkshire Hathaway. Berkadia obtains funds generated by commercial paper sales of an affiliate of Berkadia. All of the proceeds from the commercial paper sales are used by Berkadia to fund new mortgage loans, servicer advances, investments and other working capital requirements. Repayment of the commercial paper is supported by a $2,500,000,000 surety policy issued by a Berkshire Hathaway insurance subsidiary and corporate guaranty, and the Company has agreed to reimburse Berkshire Hathaway for one-half of any losses incurred thereunder. If Berkadia suffers significant losses and is unable to repay its commercial paper borrowings, the Company would suffer losses to the extent of its reimbursement obligation to Berkshire Hathaway. As of December 31, 2011, the aggregate amount of commercial paper outstanding was $2,000,000,000.

Berkadia's business is significantly affected by general economic conditions, particularly in the commercial real estate industry, and could be harmed in the event of a continued economic slowdown, prolonged recession or other market downturn or disruption. Berkadia's business and earnings are sensitive to changes in government policies and regulations, changes in interest rates, inflation, deflation, oversupply of real estate properties, fluctuations in the real estate and debt capital markets and developments in national and local economies. Unfavorable economic conditions could have an adverse effect on Berkadia's business, including decreasing the demand for new loans and the servicing of loans originated by third parties.

The Company has a substantial investment in Jefferies, an investment banking and securities firm whose operating results are greatly affected by the economy and financial markets. Turmoil in the equity and credit markets had an adverse effect on the volume and size of transactions Jefferies executes for its customers, resulting in reduced revenues and profitability in its investment banking, asset management and trading activities, as well as losses in its principal trading activities. Future declines in Jefferies' operating results caused by these or other conditions could adversely affect the value of the Company's investment.

New financial legislation could affect the market value of the Company's investment in Jefferies. Recently adopted legislation in the U.S. will result in more comprehensive regulation of the financial services industry. Such regulation could have an adverse impact on the market value of the Company's investment in Jefferies. Jefferies is also subject to certain specific risks which could impact the value of the Company's investment; these risks are disclosed in Jefferies' filings with the SEC.

The Company has a substantial investment in Mueller, a manufacturer of copper, brass, plastic, and aluminum products whose operating results are greatly impacted by raw material costs, economic conditions in the housing and commercial construction industries and general overall economic conditions. Mueller's products are impacted by the prices of certain commodities used as raw materials and energy costs, which have been volatile. Mueller typically attempts to pass cost increases onto its customers but is not always successful. Mueller's operating results have also been adversely impacted by general economic conditions particularly in the housing and commercial construction industries. To the extent Mueller's operating results are adversely impacted by these and other factors, the value of the Company's investment in Mueller could decline. Additional information about risk factors that impact Mueller are disclosed in its filings with the SEC.

The Company has substantial investments in Fortescue and Inmet, entities which are engaged in the mining of base metals (principally iron ore and copper), the prices of which have been volatile and can reduce the value of the Company's investments. The value of the Company's investment in the base metals mining sector rise and fall with the changes in the underlying base metal prices. In addition, mining operations are often subject to delay and regulatory scrutiny, which can increase costs or delay bringing mines into full production. Pricing changes and mining delays have a direct impact on the value of the Company's investments, and could adversely impact results of operations and equity.

The value of the FMG Note could be significantly reduced if the Company loses its litigation against Fortescue. If the litigation is ultimately determined adversely to the Company and Fortescue issues additional notes, the Company's future cash flows from the FMG Note and future results of operations would be adversely affected to the extent of the dilution resulting from the issuance of such additional notes, which could be significant. In addition, depending upon the extent of any such dilution, the Company may have to record an impairment charge for its prepaid mining interest.

Garcadia's business is dependent, in part, upon revenue from new and used car sales at its dealerships, and declines in revenues due to industry or other factors could result in reduced profitability, reduced cash flows and/or impairment charges. Garcadia has recorded impairment charges in the past, principally for goodwill and other intangible assets, and if the automobile industry experiences a downturn in the future additional impairment charges are likely. In addition, reduced revenues would result in reduced profitability and cash flows for the Company.

From time to time the Company may invest in illiquid securities that are subject to standstill agreements or are otherwise restricted. From time to time the Company may invest in securities that are subject to restrictions which prohibit the Company from selling the subject securities for a period of time. The Company has entered into a standstill agreement with Mueller for the two year period ending September 1, 2013, pursuant to which, among other things, the Company has agreed not to sell its shares if the buyer would own more than 4.9% of the outstanding shares. Should the Company need to generate liquidity quickly, the agreement would limit the Company's ability to dispose of this investment while the agreement is effective.

The Company has significant investments in publicly traded securities and changes in the market prices of these securities, particularly during times of increased volatility in security prices, can have a significant impact on the Company's investment portfolio, equity and, for certain investments, on results of operations. The Company has significant investments in publicly traded securities, principally Fortescue, Jefferies, Mueller and Inmet, and in JHYH, an operating business that typically owns publicly traded securities. Changes in the market values of publicly traded available for sale securities, such as Fortescue and Inmet, are reflected in other comprehensive income (loss) and equity but not in the consolidated statements of operations. However, changes in the market value of Jefferies and Mueller, for which the Company has elected the fair value option, declines in the fair values of equity securities that the Company deems to be other than temporary, and declines in the fair values of debt securities related to credit losses are reflected in the consolidated statements of operations and equity. The Company's investment in JHYH is accounted for on the equity method of accounting for which the Company records its share of JHYH's profits or losses in its consolidated statements of operations. To the extent that JHYH owns public securities, with changes in market values reflected in its earnings, this increases the Company's exposure to volatility in the public securities markets. Global securities markets have been highly volatile, and continued volatility may have a significant negative impact on the Company's consolidated financial position and results of operations.

Changes in government tax policies in foreign or domestic jurisdictions where the Company has investments could have an adverse impact on the value of those investments. The Company has significant investments in both domestic and foreign businesses, where local and national government tax policies in the jurisdictions where those businesses operate could have an adverse impact on the value of those investments. Government budget deficits may result in legislation to increase or add new taxes on businesses, in particular the domestic financial services and foreign mining sectors. The Company has equity investments and/or loans to businesses operating in those sectors, and the announcement of unfavorable taxation policy or regulation for those businesses has had and could continue to have an adverse impact on the values of those investments, and reduce cash flows to the Company.

Current economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions or a prolonged recession could cause a decline in estimated future cash flows expected to be generated by certain of the Company's operations and investments, potentially resulting in impairment charges for long-lived assets. Certain of the Company's operating businesses and investments have significant investments in long-lived assets, in particular beef processing, manufacturing, oil and gas drilling services and gaming entertainment. Current economic conditions have resulted in declining revenues for certain of these operations and their property and equipment is not being fully utilized. As required, the Company has reviewed certain of these assets and investments for potential impairment, and except as otherwise disclosed has not concluded that the book values of these long-lived assets are not recoverable. If the operating revenues of these businesses deteriorate in the future, and/or the Company lowers its estimates of future cash flows, impairment charges might have to be recorded.

We could experience significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees in our operating businesses. The Company competes with many other entities for skilled management and staff employees, including entities that operate in different market sectors than the Company. Costs to recruit and retain adequate personnel could adversely affect results of operations.

Extreme weather, loss of electrical power or other forces beyond our control could negatively impact our business. Natural disasters, fire, terrorism, pandemic or extreme weather, including droughts, floods, excessive cold or heat, hurricanes or other storms, could interfere with our operating businesses due to power outages, fuel shortages, water shortages, damage to facilities or disruption of transportation channels, among other things. Any of these factors, as well as disruptions to information systems, could have an adverse effect on financial results.

We rely on the security of our information technology systems and those of our third party providers to protect our proprietary information and information of our customers. Some of our businesses involve the storage and transmission of customers' personal information, consumer preferences and credit card information. While we believe that we have implemented protective measures to effectively secure information and prevent security breaches, our information technology systems may be vulnerable to unauthorized access, computer hacking, computer viruses or other unauthorized attempts by third parties to access the proprietary information of our customers. Information technology breaches and failures could disrupt our ability to function in the normal course of business resulting in lost revenue, the disclosure or modification of sensitive or confidential information and the incurrence of remediation costs, resulting in legal and financial exposure. Moreover, loss of confidential customer identification information could harm our reputation and subject us to liability under laws that protect confidential personal data, resulting in increased costs or loss of revenues.

From time to time we are subject to litigation, for which we may be unable to accurately assess our level of exposure and which if adversely determined, may have a significant adverse effect on our consolidated financial condition or results of operations. The Company and its subsidiaries are or may become parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not significant to the Company's consolidated financial position or liquidity. Although the Company's current assessment is that there is no pending litigation that could have a significant adverse impact, if the Company's assessment proves to be in error, then the outcome of litigation could have a significant impact on the Company's financial statements.

We may not be able to generate sufficient taxable income to fully realize our deferred tax asset, which would also have to be reduced if U.S. federal income tax rates are lowered. At December 31, 2011, we have recognized a net deferred tax asset of $1,584,886,000. If we are unable to generate sufficient taxable income, we will not be able to fully realize the recorded amount of the net deferred tax asset. If we are unable to generate sufficient taxable income prior to the expiration of our NOLs, the NOLs would expire unused. The Company's projections of future taxable income required to fully realize the recorded amount of the net deferred tax asset reflect numerous assumptions about our operating businesses and investments, and are subject to change as conditions change specific to our business units, investments or general economic conditions. Changes that are adverse to the Company could result in the need to increase the deferred tax asset valuation allowance resulting in a charge to results of operations and a decrease to total stockholders' equity. In addition, if U.S. federal income tax rates are lowered, the Company would be required to reduce its net deferred tax asset with a corresponding reduction to earnings during the period.

The payment of dividends in the future is subject to the discretion of our Board of Directors. The Company does not have a regular dividend policy and whether or not to pay any dividends is determined each year by our Board of Directors.

Our common shares are subject to transfer restrictions. We and certain of our subsidiaries have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the tax attributes, our certificate of incorporation contains provisions that generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 5% or more of our common shares and the ability of persons or entities now owning 5% or more of our common shares from acquiring additional common shares. The restriction will remain until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) and (c) the beginning of a taxable year to which these tax benefits may no longer be carried forward. The restriction may be waived by our Board of

Directors on a case by case basis. Shareholders are advised to carefully monitor their ownership of our common shares and consult their own legal advisors and/or us to determine whether their ownership of our common shares approaches the proscribed level.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

National Beef's processing facilities, which are the principal properties used in its business, are described in Item 1 of this Report. National Beef also leases corporate office space in Kansas City, Missouri (27,200 square feet) for its headquarters facility.

Idaho Timber's plants and sawmills, which are the principal properties used in its business are described in Item 1 of this Report. Premier's Hard Rock Hotel & Casino facility is described in Item 1 of this Report. Real estate investments that are part of the Company's Domestic Real Estate segment are described in Item 1 of this Report.

Through its various subsidiaries, the Company owns and utilizes facilities in Salt Lake City, Utah for corporate office space and other activities (totaling approximately 26,700 square feet). Subsidiaries of the Company own facilities primarily used for plastics manufacturing located in Georgia, Virginia and Genk, Belgium (totaling approximately 457,300 square feet), facilities and land in California, Oregon and Washington used for winery operations (totaling approximately 259,700 square feet and 1,534 acres, respectively), and facilities and land in Oklahoma used for oil and gas drilling services (totaling approximately 33,100 square feet and 75 acres, respectively).

The Company and its subsidiaries lease numerous manufacturing, warehousing, office and headquarters facilities. The facilities vary in size and have leases expiring at various times, subject, in certain instances, to renewal options. A subsidiary of the Company also leases space in New York, New York for corporate and other activities (approximately 32,600 square feet). See Note 22 of the Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings.

For information concerning litigation brought by the Company with respect to the FMG Note, see Item 1 and Item 7 of this Report. The Company and its subsidiaries are also parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not significant to the Company's consolidated financial position or liquidity.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 10. Executive Officers of the Registrant.

All executive officers of the Company are elected at the organizational meeting of the Board of Directors of the Company held annually and serve at the pleasure of the Board of Directors. As of February 16, 2012, the executive officers of the Company, their ages, the positions held by them and the periods during which they have served in such positions were as follows:

Name	Age	Position with Leucadia	Office Held Since
Ian M. Cumming	71	Chairman of the Board	June 1978
Joseph S. Steinberg	68	President	January 1979
Thomas E. Mara	66	Executive Vice President	May 1980
Joseph A. Orlando	56	Vice President and Chief Financial Officer	January 1994; April 1996
Barbara L. Lowenthal	57	Vice President and Comptroller	April 1996
Justin R. Wheeler	39	Vice President	October 2006
Joseph M. O'Connor	36	Vice President	May 2007
Rocco J. Nittoli	53	Vice President and Treasurer	September 2007; May 2007

Mr. Cumming has served as a director and Chairman of the Board of the Company since June 1978. Mr. Cumming has also been a director of Skywest, Inc., a Utah-based regional air carrier, since June 1986 and a director of HomeFed since May 1999. Mr. Cumming has been a director of Jefferies since April 2008 and a director of Mueller since September 2011. Mr. Cumming previously served as a director and was Chairman of the Board of The FINOVA Group Inc. ("FINOVA") and was a director of AmeriCredit Corp. ("ACF") and Fortescue.

Mr. Steinberg has served as a director of the Company since December 1978 and as President of the Company since January 1979. In addition, he has served as a director of HomeFed since August 1998 (Chairman since December 1999), Jefferies since April 2008 and Mueller since September 2011. Mr. Steinberg previously served as a director of FINOVA, White Mountains Insurance Group, Jordan Industries Inc. and Fortescue.

Mr. Mara joined the Company in April 1977 and was elected Vice President of the Company in May 1977. He has served as Executive Vice President of the Company since May 1980 and as Treasurer of the Company from January 1993 to May 2007. In addition, he is a director of Inmet (since August 2005) and previously served as a director and Chief Executive Officer of FINOVA.

Mr. Orlando, a certified public accountant, has served as Chief Financial Officer of the Company since April 1996 and as Vice President of the Company since January 1994.

Ms. Lowenthal, a certified public accountant, has served as Vice President and Comptroller of the Company since April 1996.

Mr. Wheeler joined the Company in March 2000, and has served in a variety of capacities in the Company's subsidiaries and as Vice President of the Company since October 2006. In addition, he has served as a director of INTL FCStone Inc. since November 2004 and was a director of ACF.

Mr. O'Connor joined the Company in August 2001 and has served as Vice President of the Company since May 2007.

Mr. Nittoli joined the Company in September 1997, and has served in a variety of capacities at the Company's subsidiaries and as Treasurer of the Company since May 2007, and as Vice President of the Company since September 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The common shares of the Company are traded on the NYSE under the symbol LUK. The following table sets forth, for the calendar periods indicated, the high and low sales price per common share on the consolidated transaction reporting system, as reported by the Bloomberg Professional Service provided by Bloomberg L.P.

	Common Share	
	High	Low
2010		
First Quarter	$26.06	$21.30
Second Quarter	28.37	19.43
Third Quarter	24.21	18.80
Fourth Quarter	29.64	23.26
2011		
First Quarter	$37.61	$29.77
Second Quarter	39.02	32.11
Third Quarter	35.85	22.68
Fourth Quarter	28.61	20.42
2012		
First Quarter (through February 16, 2012)	$29.72	$23.89

As of February 16, 2012, there were approximately 2,104 record holders of the common shares.

The Company paid cash dividends of $0.25 per common share in 2011 and 2010 and did not pay any cash dividends in 2009. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors may deem to be relevant.

Certain subsidiaries of the Company have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the Company's tax attributes, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year to which these tax benefits may no longer be carried forward.

The Company did not purchase any of its common shares during the fourth quarter of 2011.

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. At December 31, 2011, the Company is authorized to purchase 11,987,880 common shares.

Stockholder Return Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return on our common shares against the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's 1500 Industrial Conglomerates Index for the period commencing December 31, 2006 to December 31, 2011. Index data was furnished by Standard & Poor's Capital IQ. The graph assumes that $100 was invested on December 31, 2006 in each of our common stock, the S&P 500 Index, and the S&P 1500 Industrial Conglomerates Index and that all dividends were reinvested.

Comparison of Cumulative Five Year Total Return


$200
$150
$100
$50
$0
Market Value(s)
2006
2007
2008
2009
2010
2011
Year
Leucadia National Corporation
S&P 500 Index
S&P 1500 Industrial Conglomerates

Item 6. Selected Financial Data.

The following selected financial data have been summarized from the Company's consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share amounts)				
SELECTED INCOME STATEMENT DATA: (a)					
Revenues and other income (b)	**$1,570,768**	$ 1,320,004	$ 575,208	$ 490,540	$ 714,762
Expenses	**889,780**	951,001	816,362	862,046	785,687
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies	**680,988**	369,003	(241,154)	(371,506)	(70,925)
Income tax provision (benefit) (c)	**270,253**	(1,139,318)	7,108	1,672,313	(561,753)
Income (loss) from continuing operations before income (losses) related to associated companies	**410,735**	1,508,321	(248,262)	(2,043,819)	490,828
Income (losses) related to associated companies, net of taxes	**(394,041)**	380,766	780,236	(539,068)	(21,875)
Income (loss) from continuing operations (c)	**16,694**	1,889,087	531,974	(2,582,887)	468,953
Income from discontinued operations, including gain (loss) on disposal, net of taxes	**8,262**	51,149	16,621	46,075	11,319
Net income (loss) attributable to Leucadia National Corporation common shareholders	**25,231**	1,939,312	550,280	(2,535,425)	484,294
Per share:					
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:					
Income (loss) from continuing operations	**$.07**	$7.77	$2.21	$(11.20)	$2.17
Income from discontinued operations, including gain (loss) on disposal	**.03**	.20	.07	.20	.05
Net income (loss)	**$.10**	$7.97	$2.28	$(11.00)	$2.22
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:					
Income (loss) from continuing operations	**$.07**	$7.66	$2.18	$(11.20)	$2.05
Income from discontinued operations, including gain (loss) on disposal	**.03**	.19	.07	.20	.05
Net income (loss)	**$.10**	$7.85	$2.25	$(11.00)	$2.10

	At December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share amounts)				
SELECTED BALANCE SHEET DATA: (a)					
Cash and investments	**$2,545,500**	$4,538,571	$2,343,420	$1,602,769	$4,168,439
Total assets	**9,263,189**	9,350,298	6,762,364	5,198,493	8,126,622
Indebtedness, including current maturities	**2,323,183**	2,092,249	1,970,371	2,080,891	2,135,161
Shareholders' equity	**6,174,396**	6,956,758	4,361,647	2,676,797	5,570,492
Book value per common share	**$25.24**	$28.53	$17.93	$11.22	$25.03
Cash dividends per common share	**$ .25**	$ .25	$ –	$ –	$ .25

(a) Subsidiaries are reflected above as consolidated entities from the date of acquisition. National Beef was acquired on December 30, 2011; however, since its operating activities subsequent to the acquisition during 2011 were not significant they were not included in the 2011 consolidated statement of operations. Keen was acquired in November 2009; for the periods prior to the acquisition the Company accounted for its equity interest in Keen under the equity method of accounting. Premier is reflected as a consolidated subsidiary beginning in August 2007. For additional information, see Note 3 of Notes to Consolidated Financial Statements.

(b) Includes net securities gains (losses) of $641,476,000, $179,494,000, $(21,106,000), $(144,547,000) and $95,641,000 for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively. Net securities gains (losses) are net of impairment charges of $3,586,000, $2,474,000, $31,420,000, $143,416,000 and $36,834,000 for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.

(c) At December 31, 2010, the Company concluded that it was more likely than not that it would be able to realize a portion of the net deferred tax asset; accordingly, $1,157,111,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. During 2008, the Company recorded a charge to income tax expense of $1,672,138,000 to reserve for substantially all of its net deferred tax asset due to the uncertainty about the Company's ability to generate sufficient taxable income to realize the net deferred tax asset. During 2007, the Company concluded that it was more likely than not that it would be able to realize a portion of the net deferred tax asset; accordingly, $542,686,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements, related footnote disclosures and "Cautionary Statement for Forward-Looking Information," which appear in Part I and elsewhere in this Report.

Liquidity and Capital Resources

General

The Company's investment portfolio, equity and results of operations can be significantly impacted by the changes in market values of certain securities, particularly during times of increased volatility in security prices. Changes in the market values of publicly traded available for sale securities are reflected in other comprehensive income (loss) and equity. However, changes in the market prices of investments for which the Company has elected the fair value option, declines in the fair values of equity securities that the Company deems to be other than temporary, and declines in the fair values of debt securities related to credit losses are reflected in the consolidated statements of operations and equity. JHYH also owns public securities with changes in market values reflected in its earnings. Since the Company accounts for JHYH on the equity method of accounting, it records its share of JHYH's earnings in the consolidated statement of operations which increases the Company's exposure to volatility in the public securities markets.

The Company's largest publicly traded available for sale equity securities with changes in market values reflected in other comprehensive income (loss) are Fortescue and Inmet. During the year ended December 31, 2011, the market value of the Company's investment in the common shares of Fortescue decreased from $873,931,000 (excluding shares sold in 2011) to $569,256,000. The market value of the Company's investment in Inmet decreased from $862,481,000 to $708,193,000. The market value of the Company's investment in Jefferies, for which the fair value option was elected, decreased during the year with unrealized losses reflected in operations as a component of income related to associated companies. During the year ended December 31, 2011, the Company recognized an unrealized loss related to its investment in Jefferies of $684,397,000.

Liquidity

Leucadia National Corporation is a holding company whose assets principally consist of the stock of its direct subsidiaries, cash and cash equivalents and other non-controlling investments in debt and equity securities. The Company continuously evaluates the retention and disposition of its existing operations and investments and investigates possible acquisitions of new businesses in order to maximize shareholder value. Accordingly, further acquisitions, divestitures, investments and changes in capital structure are possible. Its principal sources of funds are its available cash resources, liquid investments, public and private capital market transactions, repayment of subsidiary advances, funds distributed from its subsidiaries as tax sharing payments, management and other fees, and borrowings and dividends from its subsidiaries, as well as dispositions of existing businesses and investments.

In addition to cash and cash equivalents, the Company also considers investments classified as current assets and investments classified as non-current assets on the face of its consolidated balance sheet as being generally available to meet its liquidity needs. Securities classified as current and non-current investments are not as liquid as cash and cash equivalents, but they are generally easily convertible into cash within a relatively short period of time. As of

December 31, 2011, the sum of these amounts aggregated $2,545,500,000. However, since $694,265,000 of this amount is pledged as collateral pursuant to various agreements, is subject to trading restrictions, represents investments in non-public securities or is held by subsidiaries that are party to agreements that restrict the Company's ability to use the funds for other purposes, the Company does not consider those amounts to be available to meet its liquidity needs. The $1,851,235,000 that is available is comprised of cash and short-term bonds and notes of the U.S. Government and its agencies, U.S. Government-Sponsored Enterprises and other publicly traded debt and equity securities (including the Fortescue and Inmet common shares). The Company's available liquidity, and the investment income realized from cash, cash equivalents and marketable securities is used to meet the Company's short-term recurring cash requirements, which are principally the payment of interest on its debt and corporate overhead expenses.

The holding company's only long-term cash requirement is to make principal payments on its long-term debt ($1,474,311,000 principal outstanding as of December 31, 2011). In January 2012, the Company called for redemption $511,344,000 aggregate principal amount of bonds pursuant to pre-existing call rights; excluding accrued interest the Company will pay an aggregate of $528,308,000 to redeem the bonds in March 2012. The contractual maturity of these bonds was $423,140,000 in 2017 and $88,204,000 in 2027. Excluding these bonds, the holding company's remaining long-term debt matures as follows: $406,745,000 in 2013, $97,581,000 in 2014 and $458,641,000 in 2015. Historically, the Company has used its available liquidity to make acquisitions of new businesses and other investments, but, except as disclosed in this Report, the timing of any future investments and the cost cannot be predicted.

From time to time in the past, the Company has accessed public and private credit markets and raised capital in underwritten bond financings. The funds raised have been used by the Company for general corporate purposes, including for its existing businesses and new investment opportunities. However, given the recent volatility in the credit markets, if and when the Company decides to raise funds through an underwritten bond offering it might be at a higher interest rate than in the past, or with terms that the Company may not find acceptable. The Company has no current intention to seek additional bond financing, and will rely on its existing liquidity to fund corporate overhead expenses and corporate interest payments and, to fund new investing opportunities, it may also dispose of existing businesses and investments. The Company's senior debt obligations are rated four levels below investment grade by Moody's Investors Services, two levels below investment grade by Fitch Ratings and one level below investment grade by Standard & Poor's. Ratings issued by bond rating agencies are subject to change at any time.

In March 2011, the Company invested an additional $50,000,000 in Sangart, which increased its ownership interest to approximately 96%.

In June 2011, a subsidiary of the Company purchased the assets of Seghesio Family Vineyards, the owner and operator of premium estate vineyards and a winery located in Healdsburg, California. The cash purchase price was $86,018,000, which was primarily allocated as follows: $48,503,000 to property, equipment and leasehold improvements, $22,250,000 to amortizable intangible assets, $1,053,000 to goodwill and $12,962,000 to prepaids and other current assets (principally inventory).

During 2009, a subsidiary of Berkshire Hathaway provided Berkadia with a five-year, $1 billion secured credit facility, which was used to fund outstanding mortgage loans and servicer advances, purchase mortgage servicing rights and for working capital needs. In 2010, Berkadia's secured credit facility was amended to increase the size of the credit facility to $1.5 billion, with the Company agreeing to provide the increased funds under the facility. In 2011, Berkadia fully repaid the amount outstanding under its secured credit facility, including $250,000,000 that was loaned by the Company, with funds generated by commercial paper sales of an affiliate of Berkadia. Effective as of December 31, 2011, the secured credit facility was terminated. All of the proceeds from the commercial paper sales are used by Berkadia to fund new mortgage loans, servicer advances, investments and other working capital requirements. Repayment of the commercial paper is supported by a $2,500,000,000 surety policy issued by a Berkshire Hathaway insurance subsidiary and corporate guaranty, and the Company has agreed to reimburse Berkshire Hathaway for one-half of any losses incurred. As of December 31, 2011, the aggregate amount of commercial paper outstanding was $2,000,000,000.

During 2011, the Company sold 117,400,000 common shares of Fortescue for net cash proceeds of $732,217,000, which resulted in the recognition of a net securities gain of $628,197,000. In January 2012, the Company sold

100,000,000 Fortescue common shares for net cash proceeds of $506,490,000, and will record a net securities gain of $417,887,000 during the three month period ending March 31, 2012.

During 2011, the Company received $171,718,000 from FMG (net of $19,080,000 in withholding taxes) in payment of interest due on the FMG Note for the twelve month period ended June 30, 2011. In January 2012, the Company received $97,093,000 (net of $10,788,000 in withholding taxes) from FMG in payment of interest due for the second half of 2011. Future interest payments under the FMG Note will be dependent upon the physical volume of iron ore sold and the selling price, which can fluctuate widely, as well as the outcome of the litigation as described below. As a result, it is not possible to predict whether interest earned in the most recent year will continue at the same level in future years.

In August 2010, the Company was advised that Fortescue is asserting that FMG is entitled to issue additional notes identical to the FMG Note in an unlimited amount. Fortescue further claims that any interest to be paid on additional notes can dilute, on a pro rata basis, the Company's entitlement to the stated interest of 4% of net revenue. The Company does not believe that FMG has the right to issue additional notes which affect the Company's interest or that the interpretation by Fortescue of the terms of the FMG Note, as currently claimed by Fortescue, reflects the agreement between the parties.

In September 2010, the Company filed a Writ of Summons against Fortescue, FMG and Fortescue's then Chief Executive Officer in the Supreme Court of Western Australia. The Writ of Summons seeks, among other things, an injunction restraining the issuance of any additional notes identical to the FMG Note and damages. If the litigation is ultimately determined adversely to the Company and additional notes are issued, the Company's future cash flows from the FMG Note and future results of operations would be significantly and adversely affected to the extent of the dilution resulting from the issuance of such additional notes.

During 2011, the Company purchased an aggregate of 8,654,639 Jefferies common shares through a public offering, in private transactions and in the open market for total cash consideration of $167,753,000.

During 2011, the Company acquired 10,422,859 common shares of Mueller, representing approximately 27.3% of the outstanding common shares of Mueller, for aggregate cash consideration of $408,558,000. The Company has entered into a standstill agreement with Mueller for the two year period ending September 1, 2013, pursuant to which, among other things, the Company has agreed not to sell its shares if the buyer would own more than 4.9% of the outstanding shares.

On December 30, 2011, the Company acquired 78.9% of National Beef for aggregate net cash consideration of $867,869,000, and National Beef became a consolidated subsidiary of the Company. At December 31, 2011, National Beef's credit facility consisted of a $323,750,000 outstanding term loan and a revolving credit line of up to $250,000,000; amounts outstanding under the facility mature in June 2016. The term loan requires quarterly principal payments of $9,250,000. The term loan and the revolving credit facility bear interest at the Base Rate or the LIBOR Rate (as defined in the credit facility), plus a margin ranging from .75% to 2.50% depending upon certain financial ratios and the rate selected. At December 31, 2011, the interest rate on the term loan was 2.1% and the interest rate in the revolving credit facility was 2.2%. The credit facility is secured by a first priority lien on substantially all of the assets of National Beef and its subsidiaries, which aggregated $1,786,855,000 at December 31, 2011. The Company has not guaranteed any of National Beef's liabilities. For more information on the allocation of the purchase price to National Beef's individual assets and liabilities, see Critical Accounting Estimates below.

In February 2009, the Board of Directors authorized the Company, from time to time, to purchase its outstanding debt securities through cash purchases in open market transactions, privately negotiated transactions or otherwise. Such repurchases, if any, depend upon prevailing market conditions, the Company's liquidity requirements and other factors; such purchases may be commenced or suspended at any time without notice.

In March 2007, the Board of Directors increased the number of the Company's common shares that the Company is authorized to purchase. Such purchases may be made from time to time in the open market, through block trades or otherwise. Depending on market conditions and other factors, such purchases may be commenced or suspended at any time without notice. During the three year period ended December 31, 2011, the only common shares acquired by the Company were in connection with the exercise of stock options. As of February 16, 2012, the Company is authorized to repurchase 11,987,880 common shares.

The Company and certain of its subsidiaries have substantial NOLs and other tax attributes. The amount and availability of the NOLs and other tax attributes are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the NOLs, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year to which certain tax benefits may no longer be carried forward. For more information about the NOLs and other tax attributes, see Note 19 of Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

As discussed above, the Company has historically relied on its available liquidity to meet its short-term and long-term needs, and to make acquisitions of new businesses and investments. Except as otherwise disclosed herein, the Company's operating businesses do not generally require significant funds to support their operating activities, and the Company does not depend on positive cash flow from its operating segments to meet its liquidity needs. The components of the Company's operating businesses and investments change frequently as a result of acquisitions or divestitures, the timing of which is impossible to predict but which often have a significant impact on the Company's consolidated statements of cash flows in any one period. Further, the timing and amounts of distributions from investments in associated companies may be outside the control of the Company. As a result, reported cash flows from operating, investing and financing activities do not generally follow any particular pattern or trend, and reported results in the most recent period should not be expected to recur in any subsequent period.

Net cash of $9,084,000 and $431,266,000 was provided by operating activities in 2011 and 2010, respectively, The change in operating cash flows reflects interest payments received from FMG ($171,718,000 in 2011 and $154,930,000 in 2010, net of withholding taxes), greater income tax payments, lower interest payments and the proceeds received from the sale of ACF in excess of the cost of the investment in 2010 ($404,700,000). Keen generated funds of $23,446,000 and $7,311,000 during 2011 and 2010, respectively; Premier generated funds of $26,516,000 and $26,524,000 during 2011 and 2010, respectively; and the Company's manufacturing segments generated funds of $12,819,000 and $28,333,000 during 2011 and 2010, respectively. Funds used by Sangart, a development stage company, increased to $39,396,000 during 2011 from $23,757,000 during 2010. During 2011, distributions from associated companies principally include earnings distributed by Berkadia ($23,636,000), Jefferies ($7,789,000) and Garcadia ($5,654,000). In 2010, distributions from associated companies principally include ACF, earnings distributed by Berkadia ($29,000,000) and Jefferies ($14,575,000). Net gains related to real estate, property and equipment, and other assets in 2011 include a gain of $81,848,000 on forgiveness of debt related to the Myrtle Beach project. Funds provided by operating activities include $4,690,000 and $11,640,000 in 2011 and 2010, respectively, from funds distributed by Empire Insurance Company ("Empire"), a discontinued operation.

Net cash of $431,266,000 was provided by operating activities in 2010 as compared to $133,398,000 of cash used for operating activities in 2009. The change in operating cash flows reflects the sale of ACF in 2010, interest paid on the FMG Note in 2010, greater income tax payments, lower interest payments and increased distributions of earnings from associated companies. The telecommunications operations of STi Prepaid, LLC ("STi Prepaid"), which was sold during 2010, generated funds from operating activities of $532,000 in 2010 and $3,355,000 in 2009. The property management and services operations of ResortQuest International, LLC ("ResortQuest"), which was sold in 2010, generated funds from operating activities of $6,268,000 in 2010 and used funds of $888,000 in 2009. Keen, which became a consolidated subsidiary in November 2009, generated funds of $7,311,000 in 2010 and used funds of $5,410,000 in 2009. Premier generated funds of $26,524,000 and $21,866,000 in 2010 and 2009, respectively; and the Company's manufacturing segments generated funds from operating activities of $28,333,000 and $30,342,000 in 2010 and 2009, respectively. Funds used by Sangart, a development stage company, were $23,757,000 in 2010 and $20,334,000 in 2009. In 2010, distributions from associated companies principally include ACF, earnings distributed by Berkadia ($29,000,000) and Jefferies ($14,575,000). In 2009, distributions from associated companies principally include earnings distributed by HFH ShortPLUS Fund L.P. ("Shortplus") ($14,545,000), Keen ($8,379,000) and Garcadia ($11,108,000). Funds provided by operating activities include $11,640,000 and $11,253,000 in 2010 and 2009, respectively, from funds distributed by Empire.

Net cash of $175,297,000 and $208,718,000 was used for investing activities in 2011 and 2010, respectively, as compared to net cash flows provided by investing activities of $71,971,000 in 2009. During 2011, proceeds from disposals of real estate, property and equipment, and other assets include $12,040,000 from the sale of certain of Keen's rigs. Acquisitions, net of cash acquired, primarily relates to the Company's acquisition of National Beef and Seghesio Family Vineyards. Proceeds from disposal of discontinued operations, net of expenses and cash of operations sold principally include STi Prepaid ($10,644,000) in 2011 and ResortQuest ($52,135,000), a shopping center ($17,064,000) and STi Prepaid ($(9,819,000)) in 2010. Investments in associated companies include Jefferies ($167,753,000), Mueller ($408,558,000), Linkem ($88,575,000) and Garcadia ($32,400,000) in 2011, Berkadia ($292,544,000), Las Cruces ($2,687,000), Jefferies ($17,998,000) and ACF ($7,236,000) in 2010 and Las Cruces ($43,320,000), ACF ($13,316,000) and Berkadia ($217,169,000) in 2009. Capital distributions and loan repayment from associated companies include Berkadia ($283,530,000), JHYH ($8,710,000), Jefferies ($8,326,000) and Garcadia ($10,382,000) in 2011, ACF ($425,842,000), Berkadia ($44,544,000), JHYH ($17,077,000), Wintergreen Partners Fund, L.P. ("Wintergreen") ($4,397,000) and Garcadia ($8,778,000) in 2010 and Keen ($28,340,000), Wintergreen ($38,958,000), Shortplus ($24,861,000) and Starboard Value Opportunity Partners, LP ($11,502,000) in 2009.

Net cash of $106,637,000 and $21,948,000 was used for financing activities in 2011 and 2009, respectively, as compared to net cash provided by financing activities of $64,664,000 in 2010. Issuance of long-term debt primarily reflects the increase in repurchase agreements of $16,358,000, $202,539,000 and $47,494,000 for 2011, 2010 and 2009, respectively, and, in 2011, $75,947,000 borrowed by National Beef under its revolving credit facility. Immediately after the Company's acquisition of its interest, National Beef borrowed funds to redeem the interest of its chief executive officer pursuant to pre-existing put rights.

Reduction of debt for 2011 includes $19,275,000 in full satisfaction of the Myrtle Beach project's non-recourse indebtedness, $32,881,000 on the maturity of debt of a subsidiary that was collateralized by certain of the Company's corporate aircraft, $8,500,000 for the repayment of Keen's line of credit and $82,531,000 in the aggregate for the buyback of $21,359,000 principal amount of the Company's 8⅛% Senior Notes due 2015, $54,860,000 principal amount of the Company's 7⅛% Senior Notes due 2017 and $1,350,000 principal amount of the Company's 8.65% Junior Subordinated Deferrable Interest Debentures due 2027. Reduction of debt for 2010 includes $10,226,000 for repayment of debt by a subsidiary, and $80,859,000 in the aggregate for the buyback of $5,500,000 principal amount of the 7¾% Senior Notes, $27,200,000 principal amount of the 7% Senior Notes, $20,000,000 principal amount of the 8⅛% Senior Notes, $22,000,000 principal amount of the 7⅛% Senior Notes, and $2,146,000 principal amount of the 8.65% Junior Subordinated Deferrable Interest Debentures. Reduction of debt for 2009 includes $35,361,000 in the aggregate for the buyback of $35,555,000 principal amount of the 7% Senior Notes and $6,500,000 principal amount of the 8.65% Junior Subordinated Deferrable Interest Debentures. Purchase of interest in subsidiary by noncontrolling interest for 2011 represents the acquisition of a minority interest in National Beef by its chief executive officer immediately after the Company acquired its interest. Issuance of common shares reflects the exercise of employee stock options for all periods.

Debt due within one year includes $417,479,000 and $401,121,000 at December 31, 2011 and 2010, respectively, relating to repurchase agreements of one of the Company's subsidiaries. These fixed rate repurchase agreements have a weighted average interest rate of approximately 0.3%, mature in January 2012 and are secured by non-current investments with a carrying value of $432,768,000 at December 31, 2011. These borrowings are used solely to fund a portion of the purchase price of a segregated portfolio of mortgage pass-through certificates issued by U.S. Government agencies (GNMA) and by U.S. Government-Sponsored Enterprises (FHLMC or FNMA). The securities purchased are generally adjustable rate certificates, secured by seasoned pools of securitized, highly rated residential mortgages, and the certificates acquired generally represent all of the certificates issued by the securitization.

The Company's senior note indentures contain covenants that restrict its ability to incur more Indebtedness or issue Preferred Stock of Subsidiaries unless, at the time of such incurrence or issuance, the Company meets a specified ratio of Consolidated Debt to Consolidated Tangible Net Worth, limit the ability of the Company and Material Subsidiaries to incur, in certain circumstances, Liens, limit the ability of Material Subsidiaries to incur Funded Debt in certain circumstances, and contain other terms and restrictions all as defined in the senior note indentures. The Company has the ability to incur substantial additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. If the Company is unable to meet the specified ratio, the Company would not be able to issue additional Indebtedness or Preferred Stock, but the Company's inability to meet the applicable ratio would not result in a default under its senior note indentures. The senior note indentures do not restrict the payment of dividends. Certain of the debt instruments of subsidiaries of the Company require that collateral be provided to the lender; principally as a result of such requirements, the assets of subsidiaries which are subject to limitations on transfer of funds to the Company were $2,251,548,000 at December 31, 2011.

As shown below, at December 31, 2011, the Company's contractual cash obligations totaled $3,173,653,000.

	Payments Due by Period (in thousands)				
Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Indebtedness, including current maturities	$2,327,320	$447,612	$583,347	$783,017	$513,344
Estimated interest expense on debt	500,025	117,972	188,134	110,992	82,927
Cattle commitments	101,399	101,399	–	–	–
Planned funding of pension and postretirement obligations	63,073	3,000	60,073	–	–
Operating leases, net of sublease income	104,872	20,227	34,065	17,654	32,926
Asset purchase obligations	16,648	5,158	7,835	2,388	1,267
Other	60,316	19,011	9,839	8,838	22,628
Total Contractual Cash Obligations	$3,173,653	$714,379	$883,293	$922,889	$653,092

Contractual cash obligations aggregating $783,135,000 related to indebtedness called for redemption in 2012 are reflected in the table above in the period of their original contractual maturities.

The estimated interest expense on debt includes interest related to variable rate debt which the Company determined using rates in effect at December 31, 2011. Amounts related to the Company's pension liability ($63,073,000) are included in the table in the less than 1 year period ($3,000,000) and the remainder in the 1-3 years period; however, the exact timing of those cash payments is uncertain. The above amounts do not include liabilities for unrecognized tax benefits as the timing of payments, if any, is uncertain. Such amounts aggregated $9,800,000 at December 31, 2011; for more information, see Note 19 of Notes to Consolidated Financial Statements.

When the Company sold its former telecommunications subsidiary, WilTel Communications Group, LLC ("WilTel") in 2005, WilTel's defined benefit pension plan was not transferred in connection with the sale. At December 31, 2011, the Company had recorded a liability of $63,073,000 on its consolidated balance sheet for WilTel's unfunded defined benefit pension plan obligation. This amount represents the difference between the present value of amounts owed to former employees of WilTel (referred to as the projected benefit obligation) and the market value of plan assets set aside in segregated trust accounts. Since the benefits in this plan have been frozen, future changes to the unfunded benefit obligation are expected to principally result from benefit payments, changes in the market value of plan assets, differences between actuarial assumptions and actual experience and interest rates.

The Company expects to make substantial contributions to the segregated trust account for the WilTel defined benefit pension plan in the future to reduce its plan liabilities although the timing after 2012 is uncertain. The Company expects to contribute $3,000,000 to WilTel's defined benefit pension plan in 2012. The tax deductibility of contributions is not a primary consideration, principally due to the availability of the Company's NOLs to otherwise reduce taxable income.

As of December 31, 2011, certain amounts for the WilTel plan are as follows (dollars in thousands):

Projected benefit obligation	$251,949
Funded status – balance sheet liability at December 31, 2011	63,073
Deferred losses included in other comprehensive income (loss)	104,424
Discount rate used to determine the projected benefit obligation	4.4%

Calculations of pension expense and projected benefit obligations are prepared by actuaries based on assumptions provided by management. These assumptions are reviewed on an annual basis, including assumptions about discount rates, interest credit rates and expected long-term rates of return on plan assets. The timing of expected future benefit payments was used in conjunction with the Citigroup Pension Discount Curve to develop a discount rate that is representative of the high quality corporate bond market.

This discount rate will be used to determine pension expense in 2012. Holding all other assumptions constant, a 0.25% change in this discount rate would affect pension expense by $492,000 and the benefit obligation by $9,182,000.

The deferred losses included in other comprehensive income (loss) primarily result from differences between the actual and assumed return on plan assets and changes in actuarial assumptions, including changes in discount rates and changes in interest credit rates. Deferred losses are amortized to expense if they exceed 10% of the greater of the projected benefit obligation or the market value of plan assets as of the beginning of the year; such amount aggregated $71,131,000 at December 31, 2011. A portion of these excess deferred losses will be amortized to expense during 2012 based on an amortization period of twelve years.

The assumed long-term rates of return on plan assets are based on the investment objectives of the plan, which are more fully discussed in Note 20 of Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

At December 31, 2011, the Company's off-balance sheet arrangements consist of guarantees and letters of credit. Pursuant to an agreement that was entered into before the Company sold CDS Holding Corporation ("CDS") to HomeFed in 2002, the Company agreed to provide project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2011, the amount of outstanding bonds was $1,224,000, almost all of which expires in 2012 and 2013.

Subsidiaries of the Company have outstanding letters of credit aggregating $36,524,000 at December 31, 2011, principally to secure various obligations. All of these letters of credit expire before 2016.

As discussed above, the Company and Berkshire Hathaway have agreed to share equally any losses incurred under a $2,500,000,000 surety policy and corporate guaranty issued by Berkshire Hathaway for a commercial paper program funding sponsored by Berkadia. As of December 31, 2011, the aggregate amount of commercial paper outstanding was $2,000,000,000.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a significant impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its net deferred tax asset to the net amount that is more likely than not to be realized. If in the future the Company determines that it is more likely than not that the Company will be able to realize its net deferred tax asset in excess of its net recorded amount, an adjustment to increase the net deferred tax asset would increase income in such period. If in the future the Company were to determine that it would not be able to realize all or part of its recorded net deferred tax asset, an adjustment to decrease the net deferred tax asset would be charged to income in such period. The Company is required to consider all available evidence, both positive and negative, and to weight the evidence when determining whether a valuation allowance is required and the amount of such valuation allowance. Generally, greater weight is required to be placed on objectively verifiable evidence when making this assessment, in particular on recent historical operating results.

During 2010, the Company realized significant gains from the sale of certain investments, recorded significant unrealized gains in the fair values of other investments and began to experience modest improvement in the operating results in some business segments. Additionally, the Company's cumulative taxable income for recent years became a positive amount, reflecting the realized gains on the sales of ACF and Las Cruces during the fourth quarter of 2010. With this recent positive evidence the Company gave greater weight to its revised projections of future taxable income, which consider significant unrealized gains in its investment portfolio, and to its long-term historical ability to generate significant amounts of taxable income when assessing the amount of its required valuation allowance. As a result, the Company was able to conclude that it is more likely than not that it will have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,111,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense on December 31, 2010. In addition to its projections of future taxable income, the Company is relying upon the sale of investments that have unrealized gains before the NOLs expire and the corresponding reversal of related deferred tax liabilities to realize a portion of its net deferred tax asset.

The Company's estimate of future taxable income considers all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each significant operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available NOLs (until 2029). The Company believes that its estimate of future taxable income is reasonable but inherently uncertain, and if its current or future operations and investments generate taxable income different than the projected amounts, further adjustments to the valuation allowance are possible. In addition to the reversal of deferred tax liabilities related to unrealized gains, the Company will need to generate approximately $4,600,000,000 of future U.S. pre-tax income to fully realize its net deferred tax asset. The current balance of the deferred tax valuation allowance principally reserves for NOLs of certain subsidiaries that are not available to offset income generated by other members of the Company's consolidated tax return group.

The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

Impairment of Long-Lived Assets–The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

One of the Company's real estate subsidiaries (MB1) had been the owner and developer of a mixed use real estate project located in Myrtle Beach, South Carolina. The project was comprised of a retail center with approximately 346,000 square feet of retail space, 41,000 square feet of office space and 195 residential apartment rental units. The acquisition and construction costs were funded by capital contributed by the Company and nonrecourse indebtedness with a balance of $100,524,000 at December 31, 2010, that was collateralized by the real estate.

During the second quarter of 2009, MB1 was unable to make scheduled payments under its interest rate swap agreement and received several default notices under its bank loan. These events constituted a change in circumstances that caused the Company to evaluate whether the carrying amount of MB1's real estate asset was recoverable. The Company prepared cash flow models and utilized a discounted cash flow technique to determine the fair value of MB1's real estate. The most significant assumptions in the Company's cash flow models were the discount rate (11%) and the capitalization rate used to estimate the selling price of the retail center (9%); these rates were selected based on published reports of market conditions for similar properties. Based on its evaluation, the Company recorded an impairment charge of $67,826,000 during the second quarter of 2009 (classified as selling, general and other expenses). Although MB1's bank loan matured in October 2009, it was not repaid since MB1 did not have sufficient funds and the Company was under no obligation to provide the funds to MB1 to pay off the loan.

During the second quarter of 2010, MB1 entered into an agreement with its lenders under which, among other things, MB1 agreed not to interfere with or oppose foreclosure proceedings and the lenders agreed to release MB1 and various guarantors of the loan. A receiver was put in place at the property, foreclosure proceedings commenced and an auction of the property was conducted; however, the Company was informed during the fourth quarter of 2010 that the highest bidder for the property failed to close. In December 2010, the Company was invited to make a bid for the property, with the condition that a foreclosure sale to the Company must close as soon as possible without any due diligence period, which new bidders for the property would require. A subsidiary of the Company offered $19,275,000 for the property (including net working capital amounts); the offer was accepted and the foreclosure sale closed on January 7, 2011.

As a result of the failure of the initial buyer to purchase the property and the subsequent sale to the Company in 2011, the Company concluded that the carrying value of the property was further impaired at December 31, 2010; accordingly, the Company recorded an additional impairment charge in 2010 of $47,074,000 to reflect the property at its fair value of $18,094,000. At closing in 2011, MB1 was released from any remaining liability under the bank loan; accordingly, the remaining balance due after payment of the purchase price ($81,848,000) was recognized in other income in 2011. Including the cash paid in the foreclosure sale, the Company's cumulative net cash investment in this project is $85,595,000.

There were no significant impairment charges recorded during 2011. During 2010, the Company recorded impairment charges in selling, general and other expenses of $2,357,000 for another real estate project and $1,449,000 in the corporate segment for one of its corporate aircraft that was later sold. In 2009, the Company recorded impairment charges in selling, general and other expenses of $2,563,000 related to its manufacturing segment (primarily Idaho Timber) and $3,646,000 related to its real estate segment.

Current economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions or a prolonged recession could cause a decline in estimated future cash flows expected to be generated by the Company's operations and investments. If future undiscounted cash flows are estimated to be less than the carrying amounts of the asset groups used to generate those cash flows in subsequent reporting periods, particularly for those with large investments in intangible assets and property and equipment (for example, beef processing, manufacturing, gaming entertainment, land based contract oil and gas drilling operations, real estate and certain associated company investments), impairment charges would have to be recorded.

Impairment of Equity Method Investments–The Company evaluates equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is other than temporary. For investments in investment partnerships that are accounted for under the equity method, the Company obtains from the investment partnership financial statements, net asset values and other information on a quarterly basis and annual audited financial statements. On a quarterly basis, the Company also makes inquiries and discusses with investment managers whether there were significant procedural, valuation, composition and other changes at the investee. Since these investment partnerships record their underlying investments at fair value, after application of the equity method the carrying value of the Company's investment is equal to its share of the investees' underlying net assets at their fair values. Absent any unusual circumstances or restrictions concerning these investments, which would be separately evaluated, it is unlikely that any additional impairment charge would be required.

For equity method investments in operating businesses, the Company considers a variety of factors including economic conditions nationally and in their geographic areas of operation, adverse changes in the industry in which they operate, declines in business prospects, deterioration in earnings, increasing costs of operations and other relevant factors specific to the investee. Whenever the Company believes conditions or events indicate that one of these investments might be significantly impaired, the Company will obtain from such investee updated cash flow projections and impairment analyses of the investee assets. The Company will use this information and, together with discussions with the investee's management, evaluate if the book value of its investment exceeds its fair value, and if so and the situation is deemed other than temporary, record an impairment charge.

During the second quarter of 2009, the Company's equity in losses of Garcadia included impairment charges for goodwill and other intangible assets aggregating $32,348,000. Garcadia's automobile dealerships had been adversely impacted by general economic conditions, and the bankruptcy filings by two of the three largest U.S. automobile manufacturers was a change in circumstances that caused Garcadia to evaluate the recoverability of its goodwill and other intangible assets. Garcadia prepared discounted cash flow projections for each of its dealerships and concluded that the carrying amount of its goodwill and other intangible assets was impaired.

Impairment of Securities–Declines in the fair value of equity securities considered to be other than temporary and declines in the fair values of debt securities related to credit losses are reflected in net securities gains (losses) in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis.

The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The various factors that the Company considers in making its determination are specific to each investment. For publicly traded debt and equity securities, the Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment. For investments in private equity funds and non-public securities, the Company bases its determination upon financial statements, net asset values and/or other information obtained from fund managers or investee companies.

The Company recorded the following impairment charges for securities in the consolidated statement of operations during the three year period ended December 31, 2011 (in thousands):

	2011	2010	2009
Publicly traded securities	**$3,243**	$ –	$14,384
Non-public securities and private equity funds	**8**	767	2,224
Non-agency mortgage-backed bond securitizations	**335**	1,707	14,812
Totals	**$3,586**	$2,474	$31,420

The Company's assessment involves a high degree of judgment and accordingly, actual results may differ significantly from the Company's estimates and judgments.

Credit Quality of Financing Receivables and Allowance for Credit Losses–The Company's operating subsidiaries do not provide financing to their customers in the ordinary course of business. However, the Company does have the FMG Note, which had a balance of $40,801,000 at December 31, 2011, that meets the accounting definition of a finance receivable. The Company exercises judgment in evaluating the credit risk and collectability of this note. This assessment was made prior to the inception of the credit exposure and continues to be made at regular intervals. The various factors that the Company considers in making its assessment include the current and projected financial condition of FMG, the Company's collection experience and the length of time until the note becomes due. As a result of its assessment, the Company concluded that an allowance for credit losses was not required as of December 31, 2011.

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their fair values. Significant judgments and estimates are often made by the Company's management to determine these values, and may include the use of appraisals, consideration of market quotes for similar transactions, use of discounted cash flow techniques or consideration of other information the Company believes to be relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are significantly different from initially recorded amounts adjustments to prior periods may be required. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill, which is not amortized to expense. If the fair values of the net assets and liabilities acquired are greater than the purchase price, the excess is treated as a bargain purchase and recognized in income. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value. At December 31, 2011, the book value of goodwill was $18,119,000 and was not impaired.

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be inaccurate. In addition, long-lived assets recorded in a business combination like property and equipment, intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

In December 2011, the Company acquired 78.9% of National Beef and it became a consolidated subsidiary of the Company. The preliminary allocation of the purchase price included $446,166,000 to property, equipment and leasehold improvements, $809,569,000 to amortizable intangible assets, $8,915,000 to goodwill, $269,395,000 to net working capital accounts, $357,529,000 to long-term debt and $304,356,000 to redeemable non-controlling interests.

To assist the Company's management in its determination of the fair value of National Beef's property and equipment, identifiable intangible assets and equity value, the Company engaged an independent valuation and appraisal firm. The methods used by the Company's management to determine the fair values included estimating National Beef's business enterprise value through the use of a discounted cash flow analysis. Property and equipment asset valuations included an analysis of depreciated replacement cost and current market prices. The Company considered several factors to determine the fair value of property and equipment, including local market conditions, recent market transactions, the size, age, condition, utility and character of the property, the estimated cost to acquire replacement property, an estimate of depreciation from use and functional obsolescence and the remaining expected useful life of the assets.

Amounts allocated to product inventories were principally based on quoted commodity prices on the acquisition date. For other components of working capital, the historical carrying values approximated fair values. National Beef's long-term debt principally consists of its senior credit facility payable to its bank group, which was renegotiated in June 2011. In December 2011, the lenders consented to the acquisition as required by the credit facility, and to certain other amendments to the facility's covenants; the pricing of the credit facility remained the same. In addition to these factors, the Company also analyzed changes in market interest rates from June 2011 and concluded that the principal amount due under the credit facility approximated its fair value on the acquisition date.

The fair value of certain pre-existing redeemable noncontrolling interests was the amount paid to redeem such interests immediately after the Company's acquisition of its controlling interest in National Beef. The fair value of other redeemable noncontrolling interests was determined based upon the purchase price paid by the Company for its interest.

During 2006, the Company acquired a 30% limited liability company interest in Keen for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Keen, on a senior secured basis, up to $126,000,000 to finance new rig equipment purchases and construction costs and to repay existing debt. During 2007, the Company increased its equity interest to 50% for additional payments aggregating $45,000,000. In addition, the credit facility was amended to increase the borrowing capacity to $138,500,000, and the Company provided Keen with two additional secured credit facilities aggregating $60,000,000. When the Company increased its investment in Keen to 50%, the terms of the limited liability agreement were amended to provide that in the event of a dissolution, liquidation or termination of Keen, available cash or assets would first be used to pay all of Keen's debts (including loans made by the Company), then distributed to the Company as a liquidation preference until it had received a return of its equity investment ($105,000,000), before any payments were made to the other equity owner of Keen.

During 2009, the Company believes it became apparent to the other equity owner of Keen that Keen would not be able to make scheduled debt payments to the Company, and that the resulting payment default could result in a liquidation of Keen. In that event, the Company's liquidation preference over equity distributions would result in very little, if any, distributions to the other equity owner of Keen. In November 2009, the Company purchased the other 50% equity interest that it did not own plus a secured note payable to the other equity owner of Keen for aggregate cash consideration of $15,000,000. The Company believes it was able to acquire the remaining 50% equity interest at this distressed price because of the expected payment default on Keen's senior secured debt owed to the Company and the Company's preferred equity distribution in the event Keen was liquidated.

When the Company acquired the controlling interest in Keen it became a consolidated subsidiary; prior to that time the investment in Keen was classified as an investment in an associated company. Under GAAP, upon consolidation the Company was required to record Keen's assets and liabilities at fair value, and was required to adjust the carrying value of the Company's equity investment immediately prior to the acquisition to fair value. Due to the unique circumstances surrounding the Company's 2009 acquisition described above, the fair value of the net assets acquired exceeded the amount paid by $49,345,000; the bargain purchase was recognized as a gain on the date of acquisition and included in investment and other income. However, the fair value of the Company's equity interest immediately prior to the acquisition was less than its $85,889,000 carrying value; accordingly the Company included a charge of $36,544,000 in income (losses) related to associated companies to write down the pre-acquisition carrying value of its investment in Keen to fair value.

Use of Fair Value Estimates–Under GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Further, a fair value hierarchy prioritizes inputs to valuation techniques into three broad levels. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), the next priority to inputs that don't qualify as Level 1 inputs but are nonetheless observable, either directly or indirectly, for the particular asset or liability (Level 2), and the lowest priority to unobservable inputs (Level 3).

Over 92% of the Company's investment portfolio is classified as available for sale securities, which are carried at estimated fair value in the Company's consolidated balance sheet. The estimated fair values are principally based on publicly quoted market prices (Level 1 inputs), which can rise or fall in reaction to a wide variety of factors or events, and as such are subject to market-related risks and uncertainties. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government-Sponsored Enterprises (FHLMC or FNMA), which are carried on the balance sheet at their estimated fair value of $622,191,000 at December 31, 2011. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. These estimates of fair value are considered to be Level 2 inputs, and the amounts realized from the disposition of these investments has not been significantly different from their estimated fair values.

The Company also has a segregated portfolio of non-agency mortgage-backed securities which are carried on the balance sheet at their estimated fair value of $39,839,000 at December 31, 2011. Although these securities trade in brokered markets, the market for these securities is sometimes inactive. The fair values of these investments are based on bid and ask prices, quotes obtained from independent market makers and pricing services. These estimates of fair values are also considered to be Level 2 inputs.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to significant change with the passage of time as more information becomes available. Estimating the ultimate impact of litigation matters is inherently uncertain, in particular because the ultimate outcome will rest on events and decisions of others that may not be within the power of the Company to control. The Company does not believe that any of its current litigation will have a significant adverse effect on its consolidated financial position, results of operations or liquidity; however, if amounts paid at the resolution of litigation are in excess of recorded reserve amounts, the excess could be significant in relation to results of operations for that period. As of December 31, 2011, the Company's accrual for contingent losses was not significant.

Results of Operations

Substantially all of the Company's operating businesses sell products or services that are impacted by general economic conditions in the U.S. and to a lesser extent internationally. Poor general economic conditions have reduced the demand for products or services sold by the Company's operating subsidiaries and/or resulted in reduced pricing for products or services. Troubled industry sectors, like the residential real estate market, have had an adverse direct impact not only on the Company's real estate segments, but have also had an adverse indirect impact on some of the Company's other operating segments, including manufacturing and gaming entertainment. The discussions below concerning revenue and profitability by segment consider current economic conditions and the impact such conditions have had and may continue to have on each segment; however, should general economic conditions worsen and/or if the country experiences a prolonged recession, the Company believes that all of its businesses would be adversely impacted.

A summary of results of continuing operations for the Company for the three years in the period ended December 31, 2011 is as follows (in thousands):

	2011	2010	2009
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies:			
Manufacturing:			
Idaho Timber	**$ (3,787)**	$ 547	$ (12,680)
Conwed Plastics	**5,916**	8,803	11,578
Oil and Gas Drilling Services	**3,533**	(13,937)	46,738
Gaming Entertainment	**12,616**	(2,159)	2,379
Domestic Real Estate	**80,919**	(54,935)	(71,298)
Medical Product Development	**(42,696)**	(25,443)	(23,818)
Other Operations	**(24,374)**	(17,487)	(26,434)
Corporate	**648,861**	473,614	(167,619)
Total consolidated income (loss) from continuing operations before income taxes and income (losses) related to associated companies	**680,988**	369,003	(241,154)
Income (losses) related to associated companies before income taxes	**(612,362)**	375,021	805,803
Total consolidated income from continuing operations before income taxes	**68,626**	744,024	564,649
Income taxes:			
Income (loss) from continuing operations before income (losses) related to associated companies	**(270,253)**	1,139,318	(7,108)
Associated companies	**218,321**	5,745	(25,567)
Total income taxes	**(51,932)**	1,145,063	(32,675)
Income from continuing operations	**$ 16,694**	$1,889,087	$ 531,974

Manufacturing–Idaho Timber

A summary of results of operations for Idaho Timber for the three years in the period ended December 31, 2011 is as follows (in thousands):

	2011	2010	2009
Revenues and other income	**$159,026**	$172,908	$142,709
Expenses:			
Cost of sales	**150,651**	159,689	140,428
Salaries and incentive compensation	**5,390**	5,938	5,575
Depreciation and amortization	**4,136**	4,138	4,317
Selling, general and other expenses	**2,636**	2,596	5,069
	162,813	172,361	155,389
Income (loss) before income taxes	**$ (3,787)**	$ 547	$(12,680)

Idaho Timber's revenues for 2011 decreased as compared to 2010; shipment volume and average selling prices decreased 6% and 2%, respectively. Idaho Timber believes that the abundance of existing homes available for sale in the market and high unemployment will continue to negatively impact housing starts and Idaho Timber's revenues. Until housing starts substantially increase, annual dimension lumber shipping volume may remain flat or could further decline.

Idaho Timber's revenues for 2010 increased as compared to 2009; shipment volume and average selling prices increased approximately 3% and 17%, respectively. Idaho Timber believes that the increase in revenues for 2010 primarily reflected customers replenishing dimension lumber inventory levels during the first half of the year that had been reduced during the recession, an increase in housing starts in the first half of 2010 prior to the expiration of the federal government's home buyers' tax credits program, a more balanced supply of lumber in the marketplace relative to demand and an increase in demand for certain of Idaho Timber's products.

Raw material costs, the largest component of cost of sales (approximately 81% of cost of sales), reflect the lower shipment volume in 2011 as compared to 2010. Raw material cost per thousand board feet was largely unchanged in 2011 as compared to 2010. Raw material costs reflect the greater shipment volume and increased costs in 2010 as compared to 2009. Raw material cost per thousand board feet increased approximately 15% in 2010 as compared to 2009, which was caused by reduced supply due to increased low-grade lumber exports and greater demand. The difference between Idaho Timber's selling price and raw material cost per thousand board feet (spread) is closely monitored, and the rate of change in pricing and cost is not necessarily the same. Idaho Timber's spread decreased approximately 14% in 2011 as compared to the prior year; the spread in 2010 increased by 29% as compared to the prior year. Cost of sales during 2009 also included charges of $1,427,000 to reduce the carrying value of certain timber deed contracts.

Manufacturing–Conwed Plastics

A summary of results of operations for Conwed Plastics for the three years in the period ended December 31, 2011 is as follows (in thousands):

	2011	2010	2009
Revenues and other income	**$85,961**	$87,073	$82,094
Expenses:			
Cost of sales	**65,312**	64,614	56,539
Salaries and incentive compensation	**6,092**	6,493	6,740
Depreciation and amortization	**301**	327	318
Selling, general and other expenses	**8,340**	6,836	6,919
	80,045	78,270	70,516
Income before income taxes	**$ 5,916**	$ 8,803	$11,578

Conwed Plastics' revenues decreased in 2011 as compared to 2010, primarily reflecting declines in the housing, construction and filtration markets. The ongoing slump in the domestic housing and construction industries has continued to unfavorably impact Conwed Plastics' revenues, and the drop in filtration product revenues in 2011 reflects greater sales during 2010 related to the 2010 gulf oil spill. In addition, revenues in some markets declined due to tighter inventory control by certain customers, loss of customers to competitors and general economic conditions. The turf, erosion control and agricultural markets reflect increased revenues during 2011, principally due to increases in market share and new customers.

Conwed Plastics' revenues increased in 2010 as compared to 2009 primarily in the erosion control, filtration, consumer products and turf reinforcement markets. While Conwed Plastics saw signs of improved economic conditions in those markets and benefited from certain new product launches and new uses of its products, its results continued to be negatively impacted by competitive pressures and customers closely managing their inventory.

The primary raw material in Conwed Plastics' products is a polypropylene resin, which is a byproduct of the oil refining process, whose price has historically fluctuated with the price of oil. Global demand for raw materials has also resulted in higher prices for polypropylene. Prices for polypropylene resin increased substantially in each annual period as compared to the preceding year, which adversely affected gross margin. The volatility of oil and natural gas prices along with current general economic conditions worldwide make it difficult to predict future raw material costs. Conwed Plastics believes that the increased competition for raw materials by foreign nations have and will continue to adversely impact raw material costs. In addition, gross margins declined in 2011 due to changes in product mix and in 2010 due to greater amortization expense for intangible assets.

Selling, general and other expenses in 2011 include losses of $1,404,000 related to the loss of a major customer and the sale of the plant in Mexico, and $634,000 of severance costs and professional fees related to employment matters.

Oil and Gas Drilling Services

A summary of results of operations for Keen for the years ended December 31, 2011 and 2010 and for the period from the date of acquisition (November 2009) through December 31, 2009 is as follows (in thousands). As more fully discussed above, prior to the date of acquisition Keen was accounted for under the equity method of accounting.

	2011	2010	2009
Revenues and other income	**$136,146**	$116,560	$60,459
Expenses:			
Direct operating expenses	**100,639**	93,281	8,830
Interest	**137**	1,234	188
Salaries and incentive compensation	**4,834**	3,406	398
Depreciation and amortization	**21,051**	25,447	3,103
Selling, general and other expenses	**5,952**	7,129	1,202
	132,613	130,497	13,721
Income (loss) before income taxes	**$ 3,533**	$ (13,937)	$46,738

Keen's revenue volume and profitability are significantly affected by the actual and anticipated price of natural gas and oil, levels of natural gas and oil in storage and the supply of drilling rigs available in the marketplace. The exploration and production industry is cyclical and the level of exploration and production activity has historically been very volatile. During periods of lower levels of drilling activity, price competition for drilling services tends to increase, which may result in reduced revenues and profitability; conversely, during periods of increased drilling activity, drilling rigs are in demand often resulting in higher prices and contractual commitments from customers to obtain exclusive use of a particular rig for a longer term. Keen's rig utilization and dayrates increased substantially during 2011 as compared to 2010, as the negative impact of low natural gas prices was mitigated by a greater proportion of Keen's customers using its rigs to drill for oil rather than natural gas. In January 2011, Keen sold its 12 older mechanical rigs and recognized a gain of $937,000. During 2010, these 12 rigs generated revenues of $20,733,000.

Although Keen's rig utilization and dayrates increased throughout 2010, its revenues and profitability were adversely impacted by continued low natural gas prices and high levels of natural gas in storage. The negative impact of lower natural gas prices was partially offset by an increasing proportion of Keen's customers using its rigs to drill for oil rather than natural gas. Keen's revenues and profitability during 2009 were adversely affected by the same factors as during 2010, as well as by tight credit markets, which forced many of its customers to make significant reductions in their drilling programs. Revenues and other income for 2009 also reflect a gain of $49,345,000 resulting from the bargain purchase, as more fully discussed above.

Direct operating expenses reflected $31,930,000 and $30,774,000 in 2011 and 2010, respectively, of costs incurred for major maintenance and repair projects and, primarily in 2010, to make certain of its rigs operational following periods when they were not in use. Keen believes that as its rigs age, the cost to maintain and repair its equipment will increase. Direct operating expenses also reflected $2,968,000 of greater salaries and bonuses in 2011 as compared to 2010, primarily due to wage increases, and $2,680,000 of greater employee benefits, insurance and other compensation related costs. Salaries and incentive compensation expense increased in 2011 as compared to 2010, primarily due to greater accrued incentive bonus expense. Depreciation and amortization expense declined in 2011 as compared to 2010 principally due to the sale of certain rigs discussed above.

Gaming Entertainment

A summary of results of operations for Premier for the three years in the period ended December 31, 2011 is as follows (in thousands):

	2011	2010	2009
Revenues and other income	**$117,238**	$114,809	$103,583
Expenses:			
Direct operating expenses	**84,795**	83,075	79,452
Interest	**33**	244	489
Salaries and incentive compensation	**2,460**	2,459	1,977
Depreciation and amortization	**16,785**	16,657	16,532
Selling, general and other expenses	**549**	14,533	2,754
	104,622	116,968	101,204
Income (loss) before income taxes	**$ 12,616**	$ (2,159)	$ 2,379

Premier's gaming revenues increased 3% in 2011 as compared to 2010, principally due to slot machine revenue, which increased due to customer loyalty programs and enhancements, offset in part by a larger amount of table games payouts. During 2011, overall gaming revenues for the entire Biloxi market declined slightly as compared to 2010. Premier's gaming revenues for 2010 increased approximately 12% as compared to 2009, while the local gaming market was largely unchanged. Premier implemented new and enhanced customer loyalty programs, which it believes was the primary reason for the growth in its gaming revenues and market share.

The increase in direct operating expenses in 2011 as compared to 2010 primarily reflects greater marketing and promotional costs. The increase in direct operating expenses in 2010 as compared to 2009 primarily reflects greater gaming taxes and marketing and promotional costs.

Selling, general and other expenses for 2010 include a loss for the award of $11,200,000, including interest, to the former holders of Premier's bond debt as a result of a decision by the Bankruptcy Court for the Southern District of Mississippi. The Premier noteholders had argued that they were entitled to liquidated damages under the indenture governing the notes, and as such were entitled to more than the amount paid to them when Premier emerged from bankruptcy in 2007. Premier filed a notice of appeal of the Bankruptcy Court's decision and no amounts were paid while the appeal was pending. In April 2011, Premier entered into an agreement to settle the litigation with its former noteholders for $9,000,000. As a result, Premier reduced the liability for the award and credited selling, general and other expenses for $2,241,000 in 2011. All litigation with respect to Premier's chapter 11 restructuring has been settled.

Domestic Real Estate

A summary of results of operations for the domestic real estate segment for the three years in the period ended December 31, 2011 is as follows (in thousands):

	2011	2010	2009
Revenues and other income	**$96,501**	$ 17,075	$ 30,637
Expenses:			
Interest	**34**	2,034	2,322
Depreciation and amortization	**3,461**	6,163	8,408
Other operating expenses, including impairment charges described below	**12,087**	63,813	91,205
	15,582	72,010	101,935
Income (loss) before income taxes	**$80,919**	$(54,935)	$(71,298)

Pre-tax results for the domestic real estate segment are largely dependent upon the performance of the segment's operating properties, the current status of the Company's real estate development projects and non-recurring gains or losses recognized when real estate assets are sold. As a result, pre-tax results for this segment for any particular period are not predictable and do not follow any consistent pattern.

Revenues and other income in 2011 period include a gain on forgiveness of debt of $81,848,000 related to the Myrtle Beach project. As is more fully discussed above, in January 2011 a subsidiary of the Company paid $19,275,000 to the lenders of the Myrtle Beach project in full satisfaction of the project's non-recourse indebtedness, which had a balance of $100,524,000 at December 31, 2010. The Company had previously recorded impairment charges which reduced the carrying amount of this project of $47,074,000 in 2010 and $67,826,000 in 2009.

The Company did not have any major real estate sales during 2011 and 2010; revenues and other income for 2009 include real estate sales of $12,422,000. Revenues and other income in 2010 include a gain of $1,200,000 for the favorable settlement of an insurance claim and a lawsuit, and in 2009 include $962,000 of income related to the accounting for the mark-to-market value of an interest rate derivative relating to the Myrtle Beach project's debt obligation.

Other operating expenses also include impairment charges for real estate projects of $2,357,000 and $3,646,000 in 2010 and 2009, respectively. In 2009 other operating expenses also include a charge of $1,444,000 representing the net book value of land and buildings that was contributed to a local municipality and $1,787,000 for the periodic net settlement amount for the interest rate derivative.

Residential property sales volume, prices and new building starts have declined significantly in many U.S. markets, including markets in which the Company has real estate projects. The slowdown in residential sales has been exacerbated by the turmoil in the mortgage lending and credit markets during the past few years, which has resulted in stricter lending standards and reduced liquidity for prospective home buyers. The Company has deferred its development plans for certain of its real estate development projects, and is not actively soliciting bids for its fully developed projects. The Company intends to wait for market conditions to improve before marketing certain of its projects for sale.

Medical Product Development

A summary of results of operations for Sangart for the three years in the period ended December 31, 2011 is as follows (in thousands):

	2011	2010	2009
Revenues and other income	**$ 378**	$ 123	$ 5,147
Expenses:			
Salaries and incentive compensation	**12,415**	9,710	9,641
Depreciation and amortization	**845**	870	836
Selling, general and other expenses	**29,814**	14,986	18,488
	43,074	25,566	28,965
Loss before income taxes	**$(42,696)**	$(25,443)	$(23,818)

Revenues and other income for 2009 include $5,000,000 of insurance proceeds received upon the death of Sangart's former chief executive officer. Sangart's selling, general and other expenses include research and development costs of $22,130,000, $5,428,000 and $3,487,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The increase in research and development costs in 2011 primarily related to preparation for and commencement of a larger Phase 2 clinical study of MP4OX in trauma patients, as well as $10,000,000 related to a new patent license.

Sangart's results reflect charges (reductions) to selling, general and other expenses of $(4,447,000), $261,000 and $3,102,000 in 2011, 2010 and 2009, respectively, related to share-based awards previously granted to a former officer. The fair value of these share-based awards increased during 2009 and 2010 but declined during 2011; accordingly, in 2011 Sangart reduced the liability and credited selling, general and other expenses. Salaries and incentive compensation expense increased in 2011 principally due to higher headcount.

Selling, general and other expenses in 2010 reflect $859,000 of lower professional fees, $734,000 of decreased costs for severance and $700,000 of greater royalty expense than for 2009. Selling, general and other expenses for 2009 included $1,892,000 of charges for manufacturing facility design costs that Sangart did not expect to use.

Sangart is a development stage company that does not have any revenues from product sales. During 2010, Sangart completed a Phase 2 proof of concept clinical trial of MP4OX in trauma patients in Europe and South Africa. Study results were considered to be successful and supported the conduct of a larger Phase 2 clinical study in trauma patients, which commenced in the second quarter of 2011. If this larger Phase 2 study were to be successful, Sangart would have to conduct Phase 3 clinical studies in trauma patients. Completing these studies will take several years at substantial cost, and until they are successfully completed, if ever, Sangart will not be able to request marketing approval and generate revenues from sales in the trauma market. Sangart also recently commenced a Phase 1b clinical study involving its MP4CO product to treat sickle cell disease patients. If this Phase 1b study were to be successful, Sangart would have to conduct Phase 2 and Phase 3 clinical studies in sickle cell disease patients, at substantial cost, prior to requesting marketing approval for the product. The Company is unable to predict when, if ever, it will report operating profits for this segment.

Other Operations

A summary of results of operations for other operations for the three years in the period ended December 31, 2011 is as follows (in thousands):

	2011	2010	2009
Revenues and other income	**$ 69,038**	$ 67,119	$ 51,764
Expenses:			
Interest	**1**	12	31
Salaries and incentive compensation	**8,930**	8,445	8,339
Depreciation and amortization	**5,605**	4,094	4,840
Selling, general and other expenses	**78,876**	72,055	64,988
	93,412	84,606	78,198
Loss before income taxes	**$(24,374)**	$(17,487)	$(26,434)

Other income for 2011 and 2010 includes $5,366,000 and $11,143,000, respectively, with respect to government grants to reimburse the Company for certain of its prior expenditures related to energy projects, which were fully expensed as incurred. The change in revenues and other income for 2011 and 2010 also reflects $14,592,000 and $2,834,000, respectively, of increased revenues at the winery operations. The change in revenues and other income for 2011 also reflect $4,540,000 of less income from a property rental business and $2,303,000 less income from purchased delinquent credit card receivables.

Selling, general and other expenses include $33,606,000, $26,776,000 and $23,546,000 for 2011, 2010 and 2009, respectively, related to the investigation and evaluation of energy projects (principally professional fees and other costs). Selling, general and other expenses for 2010 also reflect $4,326,000 for other operations' portion of a settlement charge in connection with the termination and settlement of the Company's frozen defined benefit pension plan, and a $3,000,000 charge for a settlement with certain insurance companies. The change in selling, general and other expenses for 2011 and 2010 as compared to the prior year also reflects $12,152,000 and $2,102,000, respectively, of greater costs at the winery operations, and for 2011 $1,412,000 of lower costs at the property rental business. Selling, general and other expenses also include charges of $1,513,000 and $4,712,000 for 2010 and 2009, respectively, at the winery operations to reduce the carrying amount of wine inventory.

Corporate

A summary of results of operations for corporate for the three years in the period ended December 31, 2011 is as follows (in thousands):

	2011	2010	2009
Revenues and other income (including net securities gains (losses))	**$906,480**	$744,337	$ 98,815
Expenses:			
Interest	**111,672**	121,285	125,724
Salaries and incentive compensation	**41,425**	60,464	45,659
Depreciation and amortization	**23,296**	20,979	18,441
Selling, general and other expenses	**81,226**	67,995	76,610
	257,619	270,723	266,434
Income (loss) before income taxes	**$648,861**	$473,614	$(167,619)

Net securities gains (losses) for Corporate aggregated $641,480,000, $179,494,000 and $(21,106,000) for the years ended December 31, 2011, 2010 and 2009, respectively. Net securities gains (losses) include gains of $628,197,000 and $94,918,000 for 2011 and 2010, respectively, resulting from the sale of a portion of the Company's investment in the common shares of Fortescue, and in 2010 include a gain of $66,200,000 from the sale of the Company's investment in LPH. Net securities gains (losses) are net of impairment charges of $3,586,000, $2,474,000 and $31,420,000 during 2011, 2010 and 2009, respectively. The Company's decision to sell securities and realize security gains or losses is generally based on its evaluation of an individual security's value at the time, the prospect for changes in its value in the future and/or the Company's liquidity needs. The decision could also be influenced by the status of the Company's tax attributes. The timing of realized security gains or losses is not predictable and does not follow any pattern from year to year.

Investment income increased $23,008,000 in 2011 as compared to 2010, principally due to cash dividends of $13,726,000 paid on Fortescue's common shares and greater investment income due to a larger amount of fixed income securities. Investment income declined $5,075,000 in 2010 as compared to 2009 principally due to lower interest rates.

Other income, which decreased $322,851,000 in 2011 as compared to 2010 and increased $449,997,000 in 2010 as compared to 2009, includes $214,455,000, $149,257,000 and $66,079,000 for 2011, 2010 and 2009, respectively, related to Fortescue's Pilbara iron ore and infrastructure project in Western Australia. The Company is entitled to receive 4% of the revenue, net of government royalties, invoiced from certain areas of Fortescue's project, which commenced production in May 2008. Depreciation and amortization expenses include prepaid mining interest amortization of $11,800,000, $9,943,000 and $7,293,000 for 2011, 2010 and 2009, respectively, which is being amortized over time in proportion to the amount of ore produced. Other income in 2010 includes a gain on the sale of Las Cruces of $383,369,000, as discussed above. Other income for 2010 and 2009 also includes gains for legal settlements of $2,107,000 and $10,453,000, respectively, and for 2009 gains of $6,693,000 on the repurchase of certain of the Company's debt securities.

The decrease in interest expense primarily reflects decreased interest expense as a result of conversions of certain of the 3¾% Convertible Senior Subordinated Notes during 2009 and, as discussed above, repurchases of certain of the Company's debt securities during each of the last three years.

The change in salaries and incentive compensation for 2011 as compared to 2010 is principally due to lower accrued incentive bonus expense of $37,558,000, of which $23,459,000 related to the Company's Senior Executive Annual Incentive Bonus Plan, partially offset by greater share-based compensation expense. The change in salaries and incentive compensation for 2010 as compared to 2009 reflects greater accrued incentive bonus expense of $22,253,000, of which $5,600,000 related to the Company's Senior Executive Annual Incentive Bonus Plan, and lower share-based compensation expense. Bonus accruals under the Senior Executive Annual Incentive Bonus Plan are based on a percentage of pre-tax profits as defined in the plan. Other Corporate incentive bonuses are discretionary and not determined based on any mathematical formula. The Company recorded share-based compensation expense relating to grants made under the Company's senior executive warrant plan and the fixed stock option plan of $23,019,000, $4,067,000 and $10,905,000 in 2011, 2010 and 2009, respectively. Share-based compensation expense increased in 2011 as compared to 2010 principally due to the warrants granted under the Company's senior executive warrant plan in the second quarter of 2011. Share-based compensation expense declined for 2010 as compared to 2009 due to the warrants previously granted under the Company's senior executive warrant plan becoming fully vested.

Selling, general and other expenses include expenses related to the repurchase of certain of the Company's debt securities of $6,352,000 and $5,138,000 in 2011 and 2010, respectively. Selling, general and other expenses include costs for the investigation of investment opportunities and fees due for consummated transactions of $18,820,000 and $3,377,000 in 2011 and 2010, respectively, including $14,834,000 related to the acquisition of National Beef in 2011. Selling, general and other expenses for 2010 include $8,403,000 for Corporate's portion of the defined benefit pension plan settlement charge and an impairment charge of $1,449,000 for a corporate aircraft. Selling, general and other expenses for 2011 as compared to 2010 also reflects greater severance expense of $1,342,000, increased insurance expense of $1,326,000 and higher corporate aircraft expense of $1,029,000. The change in selling, general and other expenses during 2010 as compared to 2009 also reflects $28,300,000 of expenses incurred during 2009 related to the induced conversion of certain of the 3¾% Convertible Senior Subordinated Notes and higher corporate aircraft expense of $1,770,000 during 2010.

As discussed above, the income tax provision for 2010 reflects a credit of $1,157,111,000 as a result of the reversal of a portion of the valuation allowance for the net deferred tax asset. The Company adjusted the valuation allowance since it believes it is more likely than not that it will have future taxable income sufficient to realize a substantial portion of the net deferred tax asset. The tax provision for 2011 and 2010 also includes state and foreign income taxes, including withholding taxes on the FMG Note interest, of $21,445,000 and $14,926,000, respectively.

As of December 31, 2009, the Company had a full valuation allowance against its net federal deferred tax asset, including its available NOLs. As a result, the Company did not record any regular federal income tax expense for the year ended December 31, 2009. However, the Company had significant unrealized security gains reflected in accumulated other comprehensive income and in income related to associated companies. If these gains were realized, the Company would be able to use its NOLs to fully offset the federal income taxes that would be due, but the Company would have to pay federal minimum taxes. Although the payment of federal minimum taxes generates a minimum tax credit carryover, it would be fully reserved for in the net deferred tax asset valuation allowance. Accordingly, for the year ended December 31, 2009, the Company recorded provisions for deferred federal minimum taxes payable of $22,678,000 and $11,594,000 in accumulated other comprehensive income and income related to associated companies, respectively. In addition, income tax expense for the year ended December 31, 2009 includes state and foreign income taxes, including withholding taxes on the FMG Note interest of $10,655,000.

The Worker, Homeownership, and Business Assistance Act of 2009 provided taxpayers a special election for extended net operating loss carryback benefits, and with respect to any net operating loss for which the election was made, eliminated the limitation that applies to using the NOL to reduce alternative minimum taxable income. In 2010, the Internal Revenue Service provided additional guidance with respect to application of the law, and the Company made the election with respect to its 2008 NOL. As a result, approximately $1,940,000,000 of the NOLs referred to above can be used to fully offset federal minimum taxable income, and no federal regular or minimum income tax would be payable on such income. During 2010, the Company reversed deferred federal minimum tax liabilities which had been recorded in prior periods of $11,594,000 to income related to associated companies and $22,678,000 to accumulated other comprehensive income.

The income tax provision reflects the reversal of tax reserves aggregating $600,000 and $2,000,000 for the years ended December 31, 2010 and 2009, respectively, as a result of the expiration of the applicable statute of limitations and the favorable resolution of various state and federal income tax contingencies.

Associated Companies

Income (losses) related to associated companies includes the following for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Jefferies	**$(668,282)**	$157,873	$469,820
Mueller	**(6,093)**	–	–
ACF	–	183,572	376,490
Berkadia	**29,033**	16,166	20,811
Garcadia	**19,996**	14,424	(25,668)
JHYH	**11,211**	20,053	37,249
Linkem	**(2,243)**	–	–
HomeFed	**1,410**	1,108	882
Keen	–	–	(45,475)
Las Cruces	–	(16,159)	1,046
Other	**2,606**	(2,016)	(29,352)
Income (losses) related to associated companies before income taxes	**(612,362)**	375,021	805,803
Income tax (expense) benefit	**218,321**	5,745	(25,567)
Income (losses) related to associated companies, net of taxes	**$(394,041)**	$380,766	$780,236

The Company elected the fair value option to account for its investments in Jefferies, Mueller and ACF, with changes in market values reflected directly in earnings. The Company sold its investment in ACF in 2010.

Berkadia acquired its commercial mortgage origination and servicing business pursuant to an Asset Put Agreement ("APA") entered into between Berkadia and the seller in September 2009. The seller paid Berkadia $40,000,000 for the right to require Berkadia to purchase the business pursuant to the terms of the APA. The seller subsequently filed for bankruptcy protection under chapter 11 of title 11 of the United States Bankruptcy Code and exercised the put option. Although there were other parties interested in purchasing portions of the commercial mortgage origination and servicing business, Berkadia's offer was the only offer for the entire business, which eliminated the seller's risk of having to dispose of the remaining business. In addition, Berkadia's offer included a provision to hire the employees operating the business, thereby saving the seller material employment related expenses.

Berkadia applied the acquisition method to account for the purchase and recorded the assets and liabilities acquired at fair value, which were principally mortgage servicing rights, mortgage loans and servicer advances. The fair values of the net assets acquired exceeded the amount paid, principally due to the amount received as a put premium and the reasons identified above. The excess was treated as a bargain purchase and recognized as a gain on the date of acquisition. The Company's share of the bargain purchase gain was $24,423,000, which is reflected in the table for 2009.

The Company's equity in losses of Garcadia for 2009 includes impairment charges for goodwill and other intangible assets aggregating $32,348,000.

The Company owns approximately 31.4% of HomeFed, a California real estate development company, which it acquired in 2002. The Company's share of HomeFed's reported earnings fluctuates with the level of real estate sales activity at HomeFed's development projects.

The Company's equity in losses of Keen includes impairment charges of $36,544,000 in 2009. Keen became a consolidated subsidiary in November 2009.

The Company's equity investment in Las Cruces was sold in 2010.

Discontinued Operations

Domestic Real Estate

In August 2010 the Company sold its operating retail shopping center in Long Island, New York and recorded a pre-tax and after tax gain on sale of discontinued operations of $4,526,000. Historical operating results for this business were not significant.

Property Management and Services

In September 2010 the Company sold ResortQuest, recognized a pre-tax and after tax gain on sale of discontinued operations of $35,367,000 and classified its historical operating results as a discontinued operation. Pre-tax income of ResortQuest was $13,552,000 for the year ended December 31, 2010 and was not significant in 2009.

Telecommunications

In October 2010 the Company sold STi Prepaid, recognized a pre-tax and after-tax gain on sale of discontinued operations of $21,104,000 and classified its historical operating results as a discontinued operation. During 2011, additional final payments were received from the buyer and the Company recognized a gain from discontinued operations of $9,669,000. Pre-tax income of STi Prepaid was $1,863,000 and $354,000 for the years ended December 31, 2010 and 2009, respectively.

Other Operations

In 2010 the Company classified its power production business that burns waste biomass to produce electricity as a held for sale discontinued operation and recorded a charge of $25,321,000 to reduce the carrying amount of the business to its fair value. Pre-tax losses of this business, including the impairment charge, were $3,722,000, $36,917,000 and $10,280,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Other

During the years ended December 31, 2011, 2010 and 2009, the Company received distributions of $4,690,000, $11,640,000 and $11,253,000, respectively, from Empire, a subsidiary of the Company that had been classified as a discontinued operation in 2001 and fully written-off. For income tax purposes, the payments are treated as non-taxable distributions paid by a subsidiary.

The Company sold WilTel in December 2005. During 2009, the Company received 636,300 of its common shares in connection with the resolution of a lawsuit related to WilTel and recorded income from discontinued operations of $15,222,000 based on the market value of the common shares. These shares were originally issued in connection with the acquisition of WilTel in 2003, and had been held in a fund for certain claims made against WilTel prior to the Company's ownership. The resolution of the lawsuit found that the claimants were not entitled to the shares and they were returned to the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The Company's market risk arises principally from interest rate risk related to its investment portfolio and its borrowing activities and equity price risk.

The Company's investment portfolio is primarily classified as available for sale, and consequently, is recorded on the balance sheet at fair value with unrealized gains and losses reflected in equity. Included in the Company's available for sale investment portfolio are fixed income securities, which comprised approximately 35% of the Company's total investment portfolio at December 31, 2011. These fixed income securities are primarily rated "investment grade" or are U.S. governmental agency issued or U.S. Government-Sponsored Enterprises. The estimated weighted average remaining life of these fixed income securities was approximately 4.3 years at December 31, 2011. The Company's fixed income securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. At December 31, 2010, fixed income securities comprised approximately 31% of the Company's total investment portfolio and had an estimated weighted average remaining life of 3.1 years.

Also included in the Company's available for sale investment portfolio are equity securities, which are recorded on the balance sheet at an aggregate fair value of $1,364,659,000 (aggregate cost of $666,801,000) and which comprised approximately 57% of the Company's total investment portfolio at December 31, 2011. The majority of this amount consists of two publicly traded securities; the investment in Fortescue common shares, which is carried at fair value of $569,256,000, and the investment in Inmet, which is carried at fair value of $708,193,000. The Company evaluates its investments for impairment on a quarterly basis.

The Company is also subject to price risk related to its investments in Jefferies and Mueller for which it has elected the fair value option. At December 31, 2011, these investments are classified as investments in associated companies and carried at fair values of $797,583,000 for Jefferies and $400,446,000 for Mueller.

The Company is subject to interest rate risk on its long-term fixed interest rate debt. Generally, the fair market value of debt securities with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise.

The following table provides information about the Company's financial instruments used for purposes other than trading that are primarily sensitive to changes in interest rates. For investment securities and debt obligations, the table presents principal cash flows by expected maturity dates. For the variable rate borrowings, the weighted average interest rates are based on implied forward rates in the yield curve at the reporting date. For securities and liabilities with contractual maturities, the table presents contractual principal cash flows adjusted for the Company's historical experience and prepayments of mortgage-backed securities.

For additional information, see Notes 6, 13 and 25 of Notes to Consolidated Financial Statements.

	Expected Maturity Date							
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Rate Sensitive Assets:								
Available for Sale Fixed Income Securities:								
U.S. Government and agencies	$139,952	$ –	$ –	$ –	$ –	$ –	$ 139,952	$ 139,952
Weighted-Average Interest Rate	.03%							
U.S. Government-Sponsored Enterprises	$ 94,342	$ 79,607	$65,259	$ 54,738	$ 46,649	$281,596	$ 622,191	$ 622,191
Weighted-Average Interest Rate	2.78%	2.76%	2.71%	2.68%	2.65%	2.61%		
Other Fixed Maturities:								
Rated Investment Grade	$ 6,760	$ 4,132	$23,363	$ 764	$ 676	$ 3,836	$ 39,531	$ 39,531
Weighted-Average Interest Rate	3.59%	2.30%	5.00%	5.88%	5.89%	5.95%		
Rated Less Than Investment Grade/Not Rated	$ 6,332	$ 15,044	$ 4,706	$ 4,016	$ 459	$ 2,173	$ 32,730	$ 32,730
Weighted-Average Interest Rate	7.12%	7.02%	5.53%	6.25%	5.41%	5.41%		
Rate Sensitive Liabilities:								
Fixed Interest Rate Borrowings	$418,350	$407,496	$98,104	$454,413	$ –	$511,344	$1,889,707	$1,959,015
Weighted-Average Interest Rate	3.17%	7.32%	7.60%	7.67%	7.39%	8.51%		
Variable Interest Rate Borrowings	$ 29,262	$ 38,559	$39,307	$ 40,430	$283,918	$ 2,000	$ 433,476	$ 433,476
Weighted-Average Interest Rate	2.05%	2.40%	2.67%	3.13%	3.66%	4.13%		
Off-Balance Sheet Items:								
Unused Lines of Credit	$ –	$ –	$ –	$ –	$134,921	$ –	$ 134,921	$ 134,921
Weighted-Average Interest Rate	2.05%	2.40%	2.67%	3.13%	3.66%			

Item 8. Financial Statements and Supplementary Data.

Financial Statements and supplementary data required by this Item 8 are set forth at the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2011. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2011.

Changes in internal control over financial reporting

There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, the Company's management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As permitted by the SEC, the Company has excluded from this assessment of internal control over financial reporting the internal control over financial reporting of National Beef, which was acquired on December 30, 2011. National Beef represents approximately 19% of consolidated assets at December 31, 2011.

Based on our assessment and those criteria, management concluded that, as of December 31, 2011, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein in Item 8.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance.

The information to be included under the caption "Election of Directors", "Information Concerning the Board of Directors and Board Committees", "Executive Compensation – Section 16(a) Beneficial Ownership Reporting Compliance" and "Audit Committee Report" in the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A of the Exchange Act in connection with the 2012 annual meeting of shareholders of the Company (the "Proxy Statement") is incorporated herein by reference. In addition, reference is made to Item 10 in Part I of this Report.

Item 11. Executive Compensation.

The information to be included under the caption "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information to be included under the caption "Information on Stock Ownership" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information to be included under the captions "Director Independence", and "Certain Relationships and Related Person Transactions" under the heading "Information Concerning The Board of Directors and Board Committees" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information to be included under the caption "Independent Accounting Firm Fees" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Financial Statements.

(2) Financial Statement Schedule.

(3) See Item 15(b) below for a complete list of Exhibits to this Report, including Executive Compensation Plans and Arrangements.

(b) Exhibits.

We will furnish any exhibit upon request made to our Corporate Secretary, 315 Park Avenue South, New York, NY 10010. We charge $.50 per page to cover expenses of copying and mailing.

All documents referenced below were filed pursuant to the Securities Exchange Act of 1934 by the Company, file number 1-5721, unless otherwise indicated.

3.1 Restated Certificate of Incorporation (filed as Exhibit 5.1 to the Company's Current Report on Form 8-K dated July 14, 1993).*

3.2 Certificate of Amendment of the Certificate of Incorporation dated as of May 14, 2002 (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "2003 10-K")).*

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of December 23, 2002 (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).*

3.4 Amended and Restated By-laws as amended through March 2, 2009 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated March 3, 2009).*

3.5 Certificate of Amendment of the Certificate of Incorporation dated as of May 13, 2004 (filed as Exhibit 3.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004).*

3.6 Certificate of Amendment of the Certificate of Incorporation dated as of May 17, 2005 (filed as Exhibit 3.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "2005 10-K")).*

3.7 Certificate of Amendment of the Certificate of Incorporation dated as of May 23, 2007 (filed as Exhibit 4.7 to the Company's Registration Statement on Form S-8 (No. 333-143770)).*

---

* Incorporated by reference.

4.1 The Company undertakes to furnish the Securities and Exchange Commission, upon written request, a copy of all instruments with respect to long-term debt not filed herewith.

10.1 1999 Stock Option Plan as Amended and Restated (filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-169377)).*+

10.2 Form of Grant Letter for the 1999 Stock Option Plan (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 24, 2012 (the "February 24, 2012 8-K")).*+

10.3 Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the 2003 10-K).*+

10.4 Services Agreement, dated as of January 1, 2004, between the Company and Ian M. Cumming (filed as Exhibit 10.37 to the 2005 10-K).*

10.5 Services Agreement, dated as of January 1, 2004, between the Company and Joseph S. Steinberg (filed as Exhibit 10.38 to the 2005 10-K).*

10.6 Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan, as amended May 16, 2006 (filed as Annex A to the Company's Proxy Statement dated April 17, 2006).*+

10.7 Employment Agreement made as of June 30, 2005 by and between the Company and Ian M. Cumming (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 13, 2005 (the "July 13, 2005 8-K")).*+

10.8 Employment Agreement made as of June 30, 2005 by and between the Company and Joseph S. Steinberg (filed as Exhibit 99.2 to the July 13, 2005 8-K).*+

10.9 Exhibit 1 to the Agreement and Plan of Reorganization between the Company and TLC Associates, dated February 23, 1989 (filed as Exhibit 3 to Amendment No. 12 to the Schedule 13D dated December 29, 2004 of Ian M. Cumming and Joseph S. Steinberg with respect to the Company).*

10.10 Amendment No. 1, dated as of May 16, 2006, to the Amended and Restated Shareholders Agreement dated as of June 30, 2003, by and among Ian M. Cumming, Joseph S. Steinberg and the Company (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006). *+

10.11 Subscription Agreement, dated as of July 15, 2006, by and among FMG Chichester Pty Ltd, the Company, and Fortescue Metals Group Ltd (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (the "3rd Quarter 2006 10-Q")).*

10.12 Amending Agreement, dated as of August 18, 2006, by and among FMG Chichester Pty Ltd, the Company and Fortescue Metals Group Ltd (filed as Exhibit 10.2 to the 3rd Quarter 2006 10-Q).*

10.13 Compensation Information Concerning Non-Employee Directors (filed under Item 1.01 of the Company's Current Report on Form 8-K dated May 22, 2006).*

10.14 Leucadia National Corporation 2011 Senior Executive Warrant Plan (filed as Annex A to the Company's Proxy Statement dated April 13, 2011).*+

10.15 Form of Common Share Purchase Warrant (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (the "2nd Quarter 2011 10-Q")).*+

+ Management/Employment Contract or Compensatory Plan or Arrangement.

* Incorporated by reference.

10.16 Master Agreement for the Formation of a Limited Liability Company dated as of February 28, 2007, among Jefferies Group, Inc., Jefferies & Company, Inc. and Leucadia National Corporation (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (the "1st Quarter 2007 10-Q")).*

10.17 Amended and Restated Limited Liability Company Agreement of Jefferies High Yield Holdings, LLC, dated as of April 2, 2007, by and among Jefferies Group, Inc., Jefferies & Company, Inc., Leucadia National Corporation, Jefferies High Yield Partners, LLC, Jefferies Employees Opportunity Fund LLC and Jefferies High Yield Holdings, LLC (filed as Exhibit 10.5 to the 1st Quarter 2007 10-Q).*

10.18 Deferred Compensation and Salary Continuation Agreement, dated March 2, 1977 by and between Terracor, a Utah Corporation and Ian M. Cumming (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the "1st Quarter 2009 10-Q")).*+

10.19 First Amendment to Deferred Compensation and Salary Continuation Agreement, dated May 24, 1996 by and between the Company, as successor to Terracor, and Ian M. Cumming (filed as Exhibit 10.2 to the 1st Quarter 2009 10-Q).*+

10.20 Asset Put Agreement, dated September 2, 2009, among Berkadia III, LLC, Capmark Financial Group, Inc., Capmark Finance Inc. and Capmark Capital Inc., and solely with respect to Sections 2.5, 10.5, 10.7, 10.11, 10.16 and 10.17, Berkshire Hathaway Inc. and Leucadia National Corporation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed on May 12, 2010).*

10.21 Credit Agreement dated as of December 10, 2009 among Berkadia Commercial Mortgage LLC and BH Finance LLC (filed as Exhibit 10.1 to the 2nd Quarter 2011 10-Q).*

10.22 Guaranty, dated as of December 10, 2009, by Leucadia National Corporation in favor of BH Finance LLC, in its own capacity as the lender under the Credit Agreement, dated as of December 10, 2009, among Berkadia Commercial Mortgage LLC and BH Finance LLC, and on behalf of each of the other Secured Parties under (and as defined in) the Credit Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 14, 2009).*

10.23 Letter Agreement, dated March 1, 2010, between the Corporation and Justin R. Wheeler (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 5, 2010).*+

10.24 Letter Agreement, dated June 22, 2010, between the Corporation and Thomas E. Mara/Joseph A. Orlando (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 22, 2010).*+

10.25 Shareholder Support and Voting Agreement dated as of July 21, 2010, among General Motors Holdings LLC, Goalie Texas Holdco Inc., Leucadia National Corporation, Phlcorp, Inc., Baldwin Enterprises, Inc., BEI Arch Holdings, LLC and BEI-Longhorn, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 22, 2010).*

10.26 Amendment No. 1 to Credit Agreement dated as of October 29, 2010 among Berkadia Commercial Mortgage LLC, BH Finance LLC and Baldwin Enterprises, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 5, 2010).*

10.27 Participation Agreement dated as of October 29, 2010 between Baldwin Enterprises, Inc. and BH Finance LLC (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed November 5, 2010).*

10.28 Amendment No. 1 to Guaranty dated as of October 29, 2010 made by Leucadia National Corporation in favor of BH Finance LLC in its own capacity as a lender under the Credit Agreement referred to therein and on behalf of each of the other Secured Parties under the Credit Agreement (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed November 5, 2010).*

+ Management/Employment Contract or Compensatory Plan or Arrangement.

* Incorporated by reference.

10.29 Share Purchase Agreement dated November 29, 2010, among Leucadia National Corporation, MK Resources LLC and Inmet Mining Corporation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 1, 2010).*

10.30 Note Purchase Agreement dated November 29, 2010, among Leucadia National Corporation, Inmet Mining Corporation and Inmet Finance Company SARL (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 1, 2010).*

10.31 Registration Rights Agreement by and among Inmet Mining Corporation and the Investors Named Herein dated as of August 22, 2005 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed December 1, 2010).*

10.32 Membership Interest Purchase Agreement among Leucadia National Corporation, National Beef Packing Company, LLC, U.S. Premium Beef, LLC, NBPCo Holdings, LLC, TKK Investments, LLC, TMKCo, LLC and TMK Holdings, LLC (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed December 30, 2011 (the "December 30, 2011 8-K")).*

10.33 First Amended and Restated Limited Liability Company Agreement of National Beef Packing Company, dated as of December 30, 2011 (filed as Exhibit 10.1 to the December 30, 2011 8-K).*

10.34 Amended and Restated Credit Agreement by and between National Beef Packing Company, LLC, certain of its subsidiaries, the lenders party thereto, Coöperatieve Centrale Raiffeisen Boerenleenbank B.A., "Rabobank Nederland," New York Branch, U.S. Bank National Association, Bank of America, N.A., Bank of Montreal and CoBank, ACB, dated as of June 4, 2010 (filed as Exhibit 10.2 to the December 30, 2011 8-K).*

10.35 First Amendment to Amended and Restated Credit Agreement by and among National Beef Packing Company, LLC, certain of its subsidiaries, the lenders party thereto and CoBank, ACB, dated as of June 4, 2010 (filed as Exhibit 10.3 to the December 30, 2011 8-K).*

10.36 Limited Waiver and Second Amendment by and among National Beef Packing Company, LLC, certain of its subsidiaries, the lenders party thereto and CoBank, ACB, dated as of July 7, 2011 (filed as Exhibit 10.4 to the December 30, 2011 8-K).*

10.37 Third Amendment to the Amended and Restated Credit Agreement and Limited Consent by and among National Beef Packing Company, LLC, certain of its subsidiaries, the lenders party thereto and CoBank, ACB, dated as of December 5, 2011 (filed as Exhibit 10.5 to the December 30, 2011 8-K).*

10.38 Cattle Purchase and Sale Agreement by and between National Beef Packing Company, LLC and U.S. Premium Beef, LLC, dated as of December 30, 2011 (filed as Exhibit 10.6 to the December 30, 2011 8-K).*

10.39 Information Concerning Executive Compensation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 9, 2012).*+

10.40 General Termination and Release dated as of December 31, 2011 by and among Berkadia Commercial Mortgage LLC, BH Finance LLC, Baldwin Enterprises, Inc., Berkadia Commercial Mortgage Inc. and Leucadia National Corporation (filed as Exhibit 10.2 to the February 24, 2012 8-K).

10.41 Agreement of Terms dated as of December 31, 2011 between Leucadia National Corporation and Berkshire Hathaway Inc. (filed as Exhibit 10.1 to the February 24, 2012 8-K).

21 Subsidiaries of the registrant.

+ Management/Employment Contract or Compensatory Plan or Arrangement.

* Incorporated by reference.

23.1 Consent of PricewaterhouseCoopers LLP, with respect to the incorporation by reference into the Company's Registration Statements on Form S-8 (No. 333-169377), Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-169379).

23.2 Consent of independent auditors from Deloitte & Touche LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of AmeriCredit Corp. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-169377), Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-169379).

23.3 Consent of independent auditors from KPMG LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Jefferies Group, Inc. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-169377), Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-169379).

23.4 Consent of independent auditors from Deloitte & Touche LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Jefferies Group, Inc. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-169377), Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-169379).

31.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

32.2 Certification of President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

32.3 Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

101 Financial statements from the Annual Report on Form 10-K of Leucadia National Corporation for the year ended December 31, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Changes in Shareholders Equity, (v) the Notes to Consolidated Financial Statements and (vi) Financial Statement Schedule II – Valuation and Qualifying Accounts.

(c) Financial statement schedules.

(1) AmeriCredit Corp. financial statements as of and for the years ended June 30, 2010 and 2009.

(2) Jefferies Group, Inc. financial statements as of November 30, 2011 and 2010, and for the years ended November 30, 2011 and December 31, 2009, and for the eleven month period ended November 30, 2010.

** Furnished herewith pursuant to item 601(b) (32) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEUCADIA NATIONAL CORPORATION

February 27, 2012 By: /s/Barbara L. Lowenthal

Barbara L. Lowenthal
Vice President and Comptroller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth below.

Date	Signature	Title
February 27, 2012	By: /s/ Ian M. Cumming Ian M. Cumming	Chairman of the Board (Principal Executive Officer)
February 27, 2012	By: /s/ Joseph S. Steinberg Joseph S. Steinberg	President and Director (Principal Executive Officer)
February 27, 2012	By: /s/ Joseph A. Orlando Joseph A. Orlando	Vice President and Chief Financial Officer (Principal Financial Officer)
February 27, 2012	By: /s/ Barbara L. Lowenthal Barbara L. Lowenthal	Vice President and Comptroller (Principal Accounting Officer)
February 27, 2012	By: /s/ Paul M. Dougan Paul M. Dougan	Director
February 27, 2012	By: /s/ Alan J. Hirschfield Alan J. Hirschfield	Director
February 27, 2012	By: /s/ James E. Jordan James E. Jordan	Director
February 27, 2012	By: /s/ Jeffrey C. Keil Jeffrey C. Keil	Director
February 27, 2012	By: /s/ Jesse Clyde Nichols, III Jesse Clyde Nichols, III	Director
February 27, 2012	By: /s/ Michael Sorkin Michael Sorkin	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Leucadia National Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Leucadia National Corporation and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in "Management's Report on Internal Control Over Financial Reporting," management has excluded National Beef Packing Company, LLC from its assessment of internal control over financial reporting as of December 31, 2011 because it was acquired by the Company during 2011. We have also excluded National Beef Packing Company, LLC from our audit of internal control over financial reporting. National Beef Packing Company, LLC is a consolidated subsidiary whose total assets represent 19% of the related consolidated assets as of December 31, 2011.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 27, 2012

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2010

(Dollars in thousands, except par value)

	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	**$ 168,490**	$ 441,340
Investments	**150,135**	264,572
Trade, notes and other receivables, net	**369,123**	150,328
Inventory	**354,578**	58,280
Current deferred tax asset	**144,281**	–
Prepaids and other current assets	**66,872**	71,070
Total current assets	**1,253,479**	985,590
Non-current investments ($432,768 and $413,858 collateralizing current liabilities)	**2,226,875**	3,832,659
Intangible assets, net and goodwill	**876,589**	42,636
Deferred tax asset, net	**1,440,605**	1,175,558
Other assets	**420,157**	452,321
Property, equipment and leasehold improvements, net	**1,053,689**	587,371
Investments in associated companies ($1,198,029 and $1,314,227 measured using fair value option)	**1,991,795**	2,274,163
Total	**$9,263,189**	$9,350,298
Liabilities		
Current liabilities:		
Trade payables and expense accruals	**$ 386,544**	$ 176,592
Other current liabilities	**42,976**	27,468
Securities sold under agreements to repurchase	**417,479**	401,121
Debt due within one year	**30,133**	142,659
Total current liabilities	**877,132**	747,840
Other non-current liabilities	**96,316**	90,608
Long-term debt	**1,875,571**	1,548,469
Total liabilities	**2,849,019**	2,386,917
Commitments and contingencies		
Redeemable noncontrolling interests in subsidiary	**235,909**	–
Equity		
Common shares, par value $1 per share, authorized 600,000,000 shares; 244,582,588 and 243,808,147 shares issued and outstanding, after deducting 47,006,711 and 47,525,707 shares held in treasury	**244,583**	243,808
Additional paid-in capital	**1,570,684**	1,542,964
Accumulated other comprehensive income	**912,421**	1,687,363
Retained earnings	**3,446,708**	3,482,623
Total Leucadia National Corporation shareholders' equity	**6,174,396**	6,956,758
Noncontrolling interest	**3,865**	6,623
Total equity	**6,178,261**	6,963,381
Total	**$9,263,189**	$9,350,298

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
For the years ended December 31, 2011, 2010 and 2009
(In thousands, except per share amounts)

	2011	2010	2009
Revenues and Other Income:			
Manufacturing	**$ 244,918**	$ 259,841	$ 224,460
Oil and gas drilling services	**133,782**	116,542	11,102
Gaming entertainment	**117,217**	114,763	103,495
Investment and other income	**433,375**	649,364	257,257
Net securities gains (losses)	**641,476**	179,494	(21,106)
	1,570,768	1,320,004	575,208
Expenses:			
Manufacturing cost of sales	**215,963**	224,303	196,967
Direct operating expenses:			
Oil and gas drilling services	**100,639**	93,281	8,830
Gaming entertainment	**84,795**	83,075	79,452
Interest	**111,877**	124,809	128,754
Salaries and incentive compensation	**83,171**	98,433	79,837
Depreciation and amortization	**75,480**	78,675	56,795
Selling, general and other expenses	**217,855**	248,425	265,727
	889,780	951,001	816,362
Income (loss) from continuing operations before income taxes and income (losses) related to associated companies	**680,988**	369,003	(241,154)
Income tax provision (benefit):			
Current	**30,326**	17,793	7,108
Deferred	**239,927**	(1,157,111)	–
	270,253	(1,139,318)	7,108
Income (loss) from continuing operations before income (losses) related to associated companies	**410,735**	1,508,321	(248,262)
Income (losses) related to associated companies, net of income tax provision (benefit) of $(218,321), $(5,745) and $25,567	**(394,041)**	380,766	780,236
Income from continuing operations	**16,694**	1,889,087	531,974
Income (loss) from discontinued operations, net of income tax provision (benefit) of $(1,009), $0 and $35	**1,977**	(9,848)	16,621
Gain on disposal of discontinued operations, net of income tax provision of $3,384, $0 and $0	**6,285**	60,997	–
Net income	**24,956**	1,940,236	548,595
Net (income) loss attributable to the noncontrolling interest	**275**	(924)	1,685
Net income attributable to Leucadia National Corporation common shareholders	**$ 25,231**	$ 1,939,312	$ 550,280

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations, continued

For the years ended December 31, 2011, 2010 and 2009

(In thousands, except per share amounts)

	2011	2010	2009
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:			
Income from continuing operations	**$.07**	$7.77	$2.21
Income (loss) from discontinued operations	**.01**	(.04)	.07
Gain on disposal of discontinued operations	**.02**	.24	–
Net income	**$.10**	$7.97	$2.28
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:			
Income from continuing operations	**$.07**	$7.66	$2.18
Income (loss) from discontinued operations	**.01**	(.04)	.07
Gain on disposal of discontinued operations	**.02**	.23	–
Net income	**$.10**	$7.85	$2.25
Amounts attributable to Leucadia National Corporation common shareholders:			
Income from continuing operations, net of taxes	**$16,969**	$1,891,352	$533,659
Income (loss) from discontinued operations, net of taxes	**1,977**	(9,848)	16,621
Gain on disposal of discontinued operations, net of taxes	**6,285**	57,808	–
Net income	**$25,231**	$1,939,312	$550,280

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2010 and 2009

(In thousands)

	2011	2010	2009
Net cash flows from operating activities:			
Net income	$ **24,956**	$ 1,940,236	$ 548,595
Adjustments to reconcile net income to net cash provided by (used for) operations:			
Deferred income tax provision (benefit)	**22,424**	(1,166,417)	19,612
Depreciation and amortization of property, equipment and leasehold improvements	**68,059**	78,975	61,946
Other amortization	**27,174**	25,755	24,431
Share-based compensation	**23,264**	4,260	11,106
Excess tax benefit from exercise of stock options	**(242)**	(189)	(15)
Provision for doubtful accounts	**750**	3,003	2,615
Net securities (gains) losses	**(641,476)**	(179,494)	21,106
(Income) losses related to associated companies	**612,362**	(375,021)	(805,803)
Distributions from associated companies	**39,716**	454,094	36,692
Net (gains) losses related to real estate, property and equipment, and other assets	**(95,687)**	(320,274)	46,074
Income related to Fortescue's Pilbara project, net of proceeds received	**(24,222)**	22,887	(66,079)
Bargain purchase gain related to Keen	**–**	–	(49,345)
Common shares received in connection with lawsuit resolution	**–**	–	(15,222)
(Gain) loss on buyback of debt	**6,352**	5,138	(6,693)
Loss on debt conversion	**–**	–	25,990
(Gain) loss on disposal of discontinued operations	**(9,669)**	(60,997)	–
Change in estimated litigation reserve	**(2,241)**	14,099	–
Pension plan settlement charge	**–**	12,728	–
Investments classified as trading, net	**–**	–	(1,132)
Net change in:			
Restricted cash	**1,601**	(473)	(115)
Trade, notes and other receivables	**92**	(11,496)	14,222
Prepaids and other assets	**(7,248)**	(3,470)	11,679
Trade payables and expense accruals	**(7,418)**	36,608	(13,778)
Other liabilities	**(34,459)**	(29,603)	358
Deferred revenue	**(476)**	(16,972)	(16,670)
Income taxes payable	**6,091**	(466)	17,462
Other	**(619)**	(1,645)	(434)
Net cash provided by (used for) operating activities	**9,084**	431,266	(133,398)
Net cash flows from investing activities:			
Acquisition of property, equipment and leasehold improvements	**(38,586)**	(44,344)	(23,566)
Acquisitions of and capital expenditures for real estate investments	**(8,032)**	(8,173)	(10,095)
Proceeds from disposals of real estate, property and equipment, and other assets	**26,434**	155,961	26,158
Proceeds from (payments related to) disposal of discontinued operations, net of expenses and cash of operations sold	**10,922**	59,380	–
Acquisitions, net of cash acquired	**(1,019,041)**	(11,261)	(3,134)
Proceeds from lawsuits and other settlements	**–**	3,565	9,500
Net change in restricted cash	**10,519**	717	655
Advances on notes and other receivables	**(4,511)**	(8,595)	(4,172)
Collections on notes, loans and other receivables	**19,392**	22,062	28,835
Investments in associated companies	**(700,624)**	(322,730)	(282,271)
Capital distributions and loan repayment from associated companies	**323,936**	503,519	105,735
Purchases of investments (other than short-term)	**(3,532,925)**	(1,779,821)	(2,235,140)
Proceeds from maturities of investments	**506,061**	284,873	344,724
Proceeds from sales of investments	**4,227,660**	939,821	2,114,177
Other	**3,498**	(3,692)	565
Net cash provided by (used for) investing activities	**(175,297)**	(208,718)	71,971

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2011, 2010 and 2009
(In thousands)

	2011	2010	2009
Net cash flows from financing activities:			
Issuance of debt, net of issuance costs	**$ 93,116**	$211,695	$ 50,122
Reduction of debt	**(144,558)**	(94,999)	(42,966)
Purchase of interest in subsidiary by noncontrolling interest	**7,500**	–	–
Premium paid on debt conversion	**–**	–	(25,990)
Issuance of common shares	**7,126**	11,295	958
Purchase of common shares for treasury	**(155)**	(18)	–
Excess tax benefit from exercise of stock options	**242**	189	15
Dividends paid	**(61,146)**	(60,952)	–
Other	**(8,762)**	(2,546)	(4,087)
Net cash provided by (used for) financing activities	**(106,637)**	64,664	(21,948)
Net increase (decrease) in cash and cash equivalents	**(272,850)**	287,212	(83,375)
Cash and cash equivalents at January 1, including cash classified as current assets of discontinued operations	**441,340**	154,128	237,503
Cash and cash equivalents at December 31, including cash classified as current assets of discontinued operations	**$ 168,490**	$441,340	$154,128
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 112,771**	$123,857	$129,598
Income tax payments (refunds), net	**$ 26,175**	$ 22,227	$ (4,364)
Non-cash financing activities:			
Issuance of common shares for debt conversion	**$ –**	$ –	$123,529

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2011, 2010 and 2009

(In thousands, except par value and per share amounts)

	Leucadia National Corporation Common Shareholders						
	Common Shares $1 Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Subtotal	Noncontrolling Interest	Total
Balance, January 1, 2009	$238,499	$1,413,595	$ (29,280)	$1,053,983	$2,676,797	$18,594	$2,695,391
Comprehensive income:							
Net change in unrealized gain (loss) on investments, net of tax provision of $36,348			1,010,162		1,010,162		1,010,162
Net change in unrealized foreign exchange gain (loss), net of tax provision of $51			3,602		3,602		3,602
Net change in unrealized gain (loss) on derivative instruments, net of tax provision of $16			1,125		1,125		1,125
Net change in pension liability and postretirement benefits, net of tax benefit of $8			(577)		(577)		(577)
Net income				550,280	550,280	(1,685)	548,595
Comprehensive income					1,564,592	(1,685)	1,562,907
Contributions from noncontrolling interests						899	899
Distributions to noncontrolling interests						(4,986)	(4,986)
Change in interest in consolidated subsidiary		(28)			(28)	28	–
Share-based compensation expense		11,106			11,106		11,106
Issuance of common shares for debt conversion	5,378	118,151			123,529		123,529
Common shares received from lawsuit resolution	(636)	(14,686)			(15,322)		(15,322)
Exercise of options to purchase common shares, including excess tax benefit	47	926			973		973
Balance, December 31, 2009	243,288	1,529,064	985,032	1,604,263	4,361,647	12,850	4,374,497
Comprehensive income:							
Net change in unrealized gain (loss) on investments, net of tax benefit of $25,129			715,593		715,593		715,593
Net change in unrealized foreign exchange gain (loss), net of tax benefit of $97			(7,862)		(7,862)		(7,862)
Net change in unrealized gain (loss) on derivative instruments, net of tax provision of $4			306		306		306
Net change in pension liability and postretirement benefits, net of tax provision of $377			(5,706)		(5,706)		(5,706)
Net income				1,939,312	1,939,312	924	1,940,236
Comprehensive income					2,641,643	924	2,642,567
Contributions from noncontrolling interests						1,424	1,424
Distributions to noncontrolling interests						(14,757)	(14,757)
Change in interest in consolidated subsidiary		(1,306)			(1,306)	6,182	4,876
Share-based compensation expense		4,260			4,260		4,260
Exercise of options to purchase common shares, including excess tax benefit	521	10,963			11,484		11,484
Purchase of common shares for treasury	(1)	(17)			(18)		(18)
Dividends ($.25 per common share)				(60,952)	(60,952)		(60,952)

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, continued

For the years ended December 31, 2011, 2010 and 2009

(In thousands, except par value and per share amounts)

	Leucadia National Corporation Common Shareholders						
	Common Shares $1 Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Subtotal	Noncontrolling Interest	Total
Balance, December 31, 2010	$243,808	$1,542,964	$1,687,363	$3,482,623	$6,956,758	$ 6,623	$6,963,381
Comprehensive loss:							
Net change in unrealized gain (loss) on investments, net of tax benefit of $417,299			(751,606)		(751,606)		(751,606)
Net change in unrealized foreign exchange gain (loss), net of tax provision of $372			670		670		670
Net change in pension liability and postretirement benefits, net of tax benefit of $13,329			(24,006)		(24,006)		(24,006)
Net income				25,231	25,231	(275)	24,956
Comprehensive loss					(749,711)	(275)	(749,986)
Contributions from noncontrolling interests						660	660
Distributions to noncontrolling interests						(5,843)	(5,843)
Change in interest in consolidated subsidiary		(1,982)			(1,982)	2,700	718
Share-based compensation expense		23,264			23,264		23,264
Exercise of warrants to purchase common shares	523	(523)			–		–
Exercise of options to purchase common shares, including excess tax benefit	256	7,112			7,368		7,368
Purchase of common shares for treasury	(4)	(151)			(155)		(155)
Dividends ($.25 per common share)				(61,146)	(61,146)		(61,146)
Balance, December 31, 2011	$244,583	$1,570,684	$ 912,421	$3,446,708	$6,174,396	$ 3,865	$6,178,261

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations:

The Company is a diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, including beef processing, manufacturing, land based contract oil and gas drilling, gaming entertainment, real estate activities, medical product development and winery operations. The Company also has significant investments in the common stock of Jefferies Group, Inc. ("Jefferies"), a full service investment bank and Mueller Industries, Inc. ("Mueller"), a leading manufacturer of copper, brass, plastic, and aluminum products, both of which are accounted for at fair value. The Company owns equity interests in operating businesses which are accounted for under the equity method of accounting, including a broker-dealer engaged in making markets and trading of high yield and special situation securities, and a commercial mortgage origination and servicing business. The Company continuously evaluates the retention and disposition of its existing operations and investments and frequently investigates the acquisition of new businesses. Changes in the mix of the Company's businesses and investments should be expected.

The beef processing operations are conducted by National Beef Packing Company, LLC ("National Beef"), the Company's 78.9% owned subsidiary, which was acquired on December 30, 2011. Since National Beef's operating activities subsequent to the acquisition during 2011 were not significant they have not been included in the Company's 2011 consolidated statement of operations. National Beef processes, packages and delivers fresh and frozen beef and beef by-products for sale to customers in the U.S. and international markets. National Beef's products include boxed beef, ground beef, hides, tallow, and other beef and beef by-products. The products are marketed to retailers, food service providers, distributors, further processors, and the U.S. military. National Beef is based in Kansas City, Missouri and operates three beef processing facilities, two case-ready facilities and a wet blue tanning facility, all located in the U.S.

The manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. Idaho Timber also manufactures and/or distributes a number of other specialty wood products. Idaho Timber operates nine facilities located in the U.S.

Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. Conwed Plastics manufacturing segment has four domestic manufacturing facilities, and it owns and operates a manufacturing and sales facility in Belgium.

The Company's land based contract oil and gas drilling operations are conducted by Keen Energy Services, LLC ("Keen"). Keen is based in Stillwater, Oklahoma and provides drilling services to independent oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S.

The gaming entertainment business is conducted through Premier Entertainment Biloxi LLC ("Premier"). Premier owns the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi") located in Biloxi, Mississippi.

The domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land.

The Company's medical product development operations are conducted through its majority-owned subsidiary, Sangart, Inc. ("Sangart"). Sangart is developing a product called MP4OX, which is a solution of cell-free hemoglobin administered intravenously to provide rapid oxygen delivery to oxygen deprived tissues.

The winery operations consist of four wineries, Pine Ridge Vineyards in Napa Valley, California, Archery Summit in the Willamette Valley of Oregon, Chamisal Vineyards in the Edna Valley of California and Seghesio Family Vineyards in Healdsburg, California, and a vineyard development project in the Columbia Valley of Washington. The wineries primarily produce and sell wines in the premium, ultra premium and luxury segments of the premium table wine market.

Certain amounts for prior periods have been reclassified to be consistent with the 2011 presentation.

2. Significant Accounting Policies:

(a) ***Critical Accounting Estimates:*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a significant impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its net deferred tax asset to the net amount that is more likely than not to be realized. If in the future the Company determines that it is more likely than not that the Company will be able to realize its net deferred tax asset in excess of its net recorded amount, an adjustment to increase the net deferred tax asset would increase income in such period. If in the future the Company were to determine that it would not be able to realize all or part of its recorded net deferred tax asset, an adjustment to decrease the net deferred tax asset would be charged to income in such period. The Company is required to consider all available evidence, both positive and negative, and to weight the evidence when determining whether a valuation allowance is required and the amount of such valuation allowance. Generally, greater weight is required to be placed on objectively verifiable evidence when making this assessment, in particular on recent historical operating results.

During 2010, the Company realized significant gains from the sale of certain investments, recorded significant unrealized gains in the fair values of other investments and began to experience modest improvement in the operating results in some business segments. Additionally, the Company's cumulative taxable income for recent years became a positive amount, reflecting the realized gains on the sales of AmeriCredit Corp. ("ACF") and Cobre Las Cruces, S.A. ("Las Cruces") during the fourth quarter of 2010. With this recent positive evidence the Company gave greater weight to its revised projections of future taxable income, which consider significant unrealized gains in its investment portfolio, and to its long-term historical ability to generate significant amounts of taxable income when assessing the amount of its required valuation allowance. As a result, the Company was able to conclude that it is more likely than not that it will have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,111,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense on December 31, 2010. In addition to its projections of future taxable income, the Company is relying upon the sale of investments that have unrealized gains before the NOLs expire and the corresponding reversal of related deferred tax liabilities to realize a portion of its net deferred tax asset.

The Company's estimate of future taxable income considers all available evidence, both positive and negative, about its operating businesses and investments, included an aggregation of individual projections for each significant operating business and investment, estimated apportionment factors for state and local taxing jurisdictions and included all future years that the Company estimated it would have available net operating loss carryforwards ("NOLs") (until 2029). The Company believes that its estimate of future taxable income is reasonable but inherently uncertain, and if its current or future operations and investments generate taxable income different than the projected amounts, further adjustments to the valuation allowance are possible. In addition to the reversal of deferred tax liabilities related to unrealized gains, the Company will need to generate approximately $4,600,000,000 of future U.S. pre-tax income to fully realize its net deferred tax asset. The current balance of the deferred tax valuation allowance principally reserves for NOLs of certain subsidiaries that are not available to offset income generated by other members of the Company's consolidated tax return group.

The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

Impairment of Long-Lived Assets–The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities

2. Significant Accounting Policies, continued:

at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

One of the Company's real estate subsidiaries (MB1) had been the owner and developer of a mixed use real estate project located in Myrtle Beach, South Carolina. The project was comprised of a retail center with approximately 346,000 square feet of retail space, 41,000 square feet of office space and 195 residential apartment rental units. The acquisition and construction costs were funded by capital contributed by the Company and nonrecourse indebtedness with a balance of $100,524,000 at December 31, 2010, that was collateralized by the real estate.

During the second quarter of 2009, MB1 was unable to make scheduled payments under its interest rate swap agreement and received several default notices under its bank loan. These events constituted a change in circumstances that caused the Company to evaluate whether the carrying amount of MB1's real estate asset was recoverable. The Company prepared cash flow models and utilized a discounted cash flow technique to determine the fair value of MB1's real estate. The most significant assumptions in the Company's cash flow models were the discount rate (11%) and the capitalization rate used to estimate the selling price of the retail center (9%); these rates were selected based on published reports of market conditions for similar properties. Based on its evaluation, the Company recorded an impairment charge of $67,826,000 during the second quarter of 2009 (classified as selling, general and other expenses). Although MB1's bank loan matured in October 2009, it was not repaid since MB1 did not have sufficient funds and the Company was under no obligation to provide the funds to MB1 to pay off the loan.

During the second quarter of 2010, MB1 entered into an agreement with its lenders under which, among other things, MB1 agreed not to interfere with or oppose foreclosure proceedings and the lenders agreed to release MB1 and various guarantors of the loan. A receiver was put in place at the property, foreclosure proceedings commenced and an auction of the property was conducted; however, the Company was informed during the fourth quarter of 2010 that the highest bidder for the property failed to close. In December 2010, the Company was invited to make a bid for the property, with the condition that a foreclosure sale to the Company must close as soon as possible without any due diligence period, which new bidders for the property would require. A subsidiary of the Company offered $19,275,000 for the property (including net working capital amounts); the offer was accepted and the foreclosure sale closed on January 7, 2011.

As a result of the failure of the initial buyer to purchase the property and the subsequent sale to the Company in 2011, the Company concluded that the carrying value of the property was further impaired at December 31, 2010; accordingly, the Company recorded an additional impairment charge in 2010 of $47,074,000 to reflect the property at its fair value of $18,094,000. At closing in 2011, MB1 was released from any remaining liability under the bank loan; accordingly, the remaining balance due after payment of the purchase price ($81,848,000) was recognized in other income in 2011. Including the cash paid in the foreclosure sale, the Company's cumulative net cash investment in this project is $85,595,000.

There were no significant impairment charges recorded during 2011. During 2010, the Company recorded impairment charges in selling, general and other expenses of $2,357,000 for another real estate project and $1,449,000 in the corporate segment for one of its corporate aircraft that was later sold. In 2009, the Company recorded impairment charges in selling, general and other expenses of $2,563,000 related to its manufacturing segment (primarily Idaho Timber) and $3,646,000 related to its real estate segment.

Current economic conditions have adversely affected most of the Company's operations and investments. A worsening of current economic conditions or a prolonged recession could cause a decline in estimated future cash flows expected to be generated by the Company's operations and investments. If future undiscounted cash flows are estimated to be less than the carrying amounts of the asset groups used to generate those cash flows in subsequent

2. Significant Accounting Policies, continued:

reporting periods, particularly for those with large investments in intangible assets and property and equipment (for example, beef processing, manufacturing, gaming entertainment, land based contract oil and gas drilling operations, real estate and certain associated company investments), impairment charges would have to be recorded.

Impairment of Equity Method Investments–The Company evaluates equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is other than temporary. For investments in investment partnerships that are accounted for under the equity method, the Company obtains from the investment partnership financial statements, net asset values and other information on a quarterly basis and annual audited financial statements. On a quarterly basis, the Company also makes inquiries and discusses with investment managers whether there were significant procedural, valuation, composition and other changes at the investee. Since these investment partnerships record their underlying investments at fair value, after application of the equity method the carrying value of the Company's investment is equal to its share of the investees' underlying net assets at their fair values. Absent any unusual circumstances or restrictions concerning these investments, which would be separately evaluated, it is unlikely that any additional impairment charge would be required.

For equity method investments in operating businesses, the Company considers a variety of factors including economic conditions nationally and in their geographic areas of operation, adverse changes in the industry in which they operate, declines in business prospects, deterioration in earnings, increasing costs of operations and other relevant factors specific to the investee. Whenever the Company believes conditions or events indicate that one of these investments might be significantly impaired, the Company will obtain from such investee updated cash flow projections and impairment analyses of the investee assets. The Company will use this information and, together with discussions with the investee's management, evaluate if the book value of its investment exceeds its fair value, and if so and the situation is deemed other than temporary, record an impairment charge.

The Company has a joint venture agreement with Garff Enterprises, Inc., pursuant to which the joint venture has acquired various automobile dealerships ("Garcadia"). During the second quarter of 2009, the Company's equity in losses of Garcadia included impairment charges for goodwill and other intangible assets aggregating $32,348,000. Garcadia's automobile dealerships had been adversely impacted by general economic conditions, and the bankruptcy filings by two of the three largest U.S. automobile manufacturers was a change in circumstances that caused Garcadia to evaluate the recoverability of its goodwill and other intangible assets. Garcadia prepared discounted cash flow projections for each of its dealerships and concluded that the carrying amount of its goodwill and other intangible assets was impaired.

Impairment of Securities–Declines in the fair value of equity securities considered to be other than temporary and declines in the fair values of debt securities related to credit losses are reflected in net securities gains (losses) in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis.

The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The various factors that the Company considers in making its determination are specific to each investment. For publicly traded debt and equity securities, the Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment. For investments in private equity funds and non-public securities, the Company bases its determination upon financial statements, net asset values and/or other information obtained from fund managers or investee companies.

The Company recorded the following impairment charges for securities in the consolidated statement of operations during the three year period ended December 31, 2011 (in thousands):

2. Significant Accounting Policies, continued:

	2011	2010	2009
Publicly traded securities	**$3,243**	$ –	$14,384
Non-public securities and private equity funds	**8**	767	2,224
Non-agency mortgage-backed bond securitizations	**335**	1,707	14,812
Totals	**$3,586**	$2,474	$31,420

The Company's assessment involves a high degree of judgment and accordingly, actual results may differ significantly from the Company's estimates and judgments.

Credit Quality of Financing Receivables and Allowance for Credit Losses–The Company's operating subsidiaries do not provide financing to their customers in the ordinary course of business. However, the Company does have a 13 year unsecured zero-coupon note of FMG Chichester Pty Ltd ("FMG"), which had a balance of $40,801,000 at December 31, 2011 (see Note 6), that meets the accounting definition of a finance receivable. The Company exercises judgment in evaluating the credit risk and collectability of this note. This assessment was made prior to the inception of the credit exposure and continues to be made at regular intervals. The various factors that the Company considers in making its assessment include the current and projected financial condition of FMG, the Company's collection experience and the length of time until the note becomes due. As a result of its assessment, the Company concluded that an allowance for credit losses was not required as of December 31, 2011.

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their fair values. Significant judgments and estimates are often made by the Company's management to determine these values, and may include the use of appraisals, consideration of market quotes for similar transactions, use of discounted cash flow techniques or consideration of other information the Company believes to be relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are significantly different from initially recorded amounts adjustments to prior periods may be required. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill, which is not amortized to expense. If the fair values of the net assets and liabilities acquired are greater than the purchase price, the excess is treated as a bargain purchase and recognized in income. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value. At December 31, 2011, the book value of goodwill was $18,119,000 and was not impaired.

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be inaccurate. In addition, long-lived assets recorded in a business combination like property and equipment, intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

Use of Fair Value Estimates–Under GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Further, a fair value hierarchy prioritizes inputs to valuation techniques into three broad levels. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), the next priority to inputs that don't qualify as Level 1 inputs but are nonetheless observable, either directly or indirectly, for the particular asset or liability (Level 2), and the lowest priority to unobservable inputs (Level 3).

Over 92% of the Company's investment portfolio is classified as available for sale securities, which are carried at estimated fair value in the Company's consolidated balance sheet. The estimated fair values are principally based

2. Significant Accounting Policies, continued:

on publicly quoted market prices (Level 1 inputs), which can rise or fall in reaction to a wide variety of factors or events, and as such are subject to market-related risks and uncertainties. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government-Sponsored Enterprises (FHLMC or FNMA), which are carried on the balance sheet at their estimated fair value of $622,191,000 at December 31, 2011. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. These estimates of fair value are considered to be Level 2 inputs, and the amounts realized from the disposition of these investments has not been significantly different from their estimated fair values.

The Company also has a segregated portfolio of non-agency mortgage-backed securities which are carried on the balance sheet at their estimated fair value of $39,839,000 at December 31, 2011. Although these securities trade in brokered markets, the market for these securities is sometimes inactive. The fair values of these investments are based on bid and ask prices, quotes obtained from independent market makers and pricing services. These estimates of fair values are also considered to be Level 2 inputs.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to significant change with the passage of time as more information becomes available. Estimating the ultimate impact of litigation matters is inherently uncertain, in particular because the ultimate outcome will rest on events and decisions of others that may not be within the power of the Company to control. The Company does not believe that any of its current litigation will have a significant adverse effect on its consolidated financial position, results of operations or liquidity; however, if amounts paid at the resolution of litigation are in excess of recorded reserve amounts, the excess could be significant in relation to results of operations for that period. As of December 31, 2011, the Company's accrual for contingent losses was not significant.

(b) ***Consolidation Policy:*** The consolidated financial statements include the accounts of the Company, all variable interest entities of which the Company or a subsidiary is the primary beneficiary, and all majority-controlled entities that are not variable interest entities. The Company considers special allocations of cash flows and preferences, if any, to determine amounts allocable to noncontrolling interests. All intercompany transactions and balances are eliminated in consolidation.

Associated companies include equity interests in other entities that are accounted for under the equity method of accounting. These include investments in corporations that the Company does not control but has the ability to exercise significant influence and investments in limited partnerships in which the Company's interest is more than minor.

(c) ***Cash Equivalents:*** The Company considers short-term investments, which have maturities of less than three months at the time of acquisition, to be cash equivalents. Cash and cash equivalents include short-term investments of $2,691,000 and $310,901,000 at December 31, 2011 and 2010, respectively.

(d) ***Investments:*** At acquisition, marketable debt and equity securities are designated as either i) held to maturity, which are carried at amortized cost, ii) trading, which are carried at estimated fair value with unrealized gains and losses reflected in results of operations, or iii) available for sale, which are carried at estimated fair value with unrealized gains and losses reflected as a separate component of equity, net of taxes. Equity securities that do not have readily determinable fair values are carried at cost. The cost of securities sold is based on average cost. Held to maturity investments are made with the intention of holding such securities to maturity, which the Company has the ability to do.

(e) ***Property, Equipment and Leasehold Improvements:*** Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets or, if less, the term of the underlying lease.

2. Significant Accounting Policies, continued:

(f) ***Revenue Recognition:*** Revenues are recognized when the following conditions are met: (1) collectibility is reasonably assured; (2) title to the product has passed or the service has been rendered and earned; (3) persuasive evidence of an arrangement exists; and (4) there is a fixed or determinable price. National Beef's revenues are recognized based on the terms of the sale, which for beef processing operations is typically upon delivery to customers. Manufacturing revenues are recognized when title passes, which for Idaho Timber is generally upon the customer's receipt of the goods and for Conwed Plastics upon shipment of goods. Gaming entertainment revenues consist of casino gaming, hotel, food and beverage, and entertainment revenues. Casino gaming revenue is the aggregate of gaming wins and losses, reduced for the cash value of rewards earned by customers based on their level of play on slot machines. Hotel, food and beverage, and entertainment revenues are recognized as services are performed. Revenue from the sale of real estate is generally recognized when title passes; however, if the Company is obligated to make improvements to the real estate subsequent to closing, a portion of revenues are deferred and recognized under the percentage of completion method of accounting. Drilling revenues from daywork contracts are recognized based on the days completed at the dayrate specified by the contracts.

(g) ***Inventories and Cost of Sales:*** National Beef's inventories consist primarily of meat products and supplies, and are stated at the lower of cost or market, with cost principally determined under the first-in-first-out method for meat products and average cost for supplies.

Manufacturing inventories are stated at the lower of cost or market, with cost principally determined under the first-in-first-out method. Manufacturing cost of sales principally includes product and manufacturing costs, inbound and outbound shipping costs and handling costs.

Direct operating expenses for gaming entertainment include expenses relating to casino gaming, hotel, food and beverage, and entertainment, which primarily consists of employees' compensation and benefits, cost of sales related to food and beverage sales, marketing and advertising, gaming taxes, insurance, supplies, license fees and royalties. Direct operating expenses for oil and gas drilling services primarily consist of employees' compensation and benefits, drilling supplies and parts, maintenance and repairs, truck and rig fuel and equipment rental.

(h) ***Research and Development Costs:*** Research and development costs are expensed as incurred.

(i) ***Income Taxes:*** The Company provides for income taxes using the liability method. The Company records interest and penalties, if any, with respect to uncertain tax positions as components of income tax expense.

(j) ***Derivative Financial Instruments:*** The Company reflects its derivative financial instruments in its balance sheet at fair value. National Beef uses futures and forward contracts in order to reduce its exposure to changing commodity prices. In addition, the Company has from time to time utilized derivative financial instruments to manage the impact of changes in interest rates on certain debt obligations, hedge net investments in foreign subsidiaries and manage foreign currency risk on certain available for sale securities; however, none are currently outstanding. Although the Company believes that its derivative financial instruments help mitigate certain market risks, they do not meet the effectiveness criteria under GAAP, and therefore are not accounted for as hedges.

(k) ***Translation of Foreign Currency:*** Foreign currency denominated investments and financial statements are translated into U.S. dollars at current exchange rates, except that revenues and expenses are translated at average exchange rates during each reporting period; resulting translation adjustments are reported as a component of shareholders' equity. Net foreign exchange transaction losses were $202,000 for 2011, $511,000 for 2010 and $335,000 for 2009.

(l) ***Share-Based Compensation:*** The cost of all share-based payments to employees, including grants of employee stock options and warrants, is recognized in the financial statements based on their fair values. The cost is recognized as an expense over the vesting period of the award. The fair value of each award is estimated at the date of grant using the Black-Scholes option pricing model.

2. Significant Accounting Policies, continued:

(m) ***Related Party Transactions:*** National Beef regularly enters into various transactions with an affiliate of NBPCo Holdings, LLC ("NBPCo Holdings"), and has entered into a cattle supply agreement with U.S. Premium Beef, LLC ("USPB"); entities that sold a substantial portion of their ownership in National Beef to the Company and are the owners of redeemable noncontrolling interests in National Beef. National Beef sells product to and purchases material from a company affiliated with NBPCo Holdings in the ordinary course of business; transactions are based upon prevailing market prices on terms that could be obtained from an unaffiliated party. National Beef and USPB are parties to a cattle supply agreement pursuant to which National Beef has agreed to purchase through USPB from the members of USPB 735,385 head of cattle per year (subject to adjustment), based on pricing grids furnished by National Beef to the members of USPB. National Beef believes the pricing grids are based on terms that could be obtained from an unaffiliated party. The cattle supply agreement is for an initial five year term, with automatic one year extensions on each annual anniversary date of the Company's acquisition of National Beef, unless either party provides a notice not to extend sixty days prior to the annual anniversary date.

(n) ***Recently Issued Accounting Standards:*** In April 2011, the Financial Accounting Standards Board ("FASB") issued guidance to improve the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments remove from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and the collateral maintenance implementation guidance related to that criterion. The guidance, which is effective for the first interim or annual period beginning on or after December 15, 2011, is not expected to have a significant impact on the Company's consolidated financial statements.

In May 2011, the FASB issued guidance to improve the comparability of fair value measurements presented and disclosed in financial statements issued in accordance with GAAP and International Financial Reporting Standards. The amendment includes requirements for measuring fair value and for disclosing information about fair value measurements, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The guidance, which is effective during interim or annual periods beginning after December 15, 2011, is not expected to have a significant impact on the Company's consolidated financial statements.

In June 2011, the FASB issued amended guidance on the presentation of comprehensive income. This amendment eliminates the current option to report other comprehensive income and its components in the statement of changes in equity; instead, it requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This amendment, which must be applied retrospectively, is effective for fiscal years and interim periods beginning after December 15, 2011, and early adoption is permitted. Adoption of this amendment will change the presentation of the Company's consolidated financial statements but will not have any impact on its consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued guidance to simplify how entities test for goodwill impairment. This amendment permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance, which is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, is not expected to have a significant impact on the Company's consolidated financial statements.

3. Acquisitions:

National Beef

In December 2011, the Company acquired a controlling interest in National Beef for aggregate net cash consideration of $867,869,000. Pursuant to a membership interest purchase agreement among the Company, National Beef, USPB, NBPCo Holdings, TKK Investments, LLC ("TKK"), TMKCo, LLC ("TMKCo") and TMK Holdings ("TMK"), the following transactions occurred in sequence on the closing date. TKK, TMKCo and TMK are entities controlled by the chief executive officer of National Beef.

(a) The Company purchased 76.1% of National Beef from USPB and NBPCo Holdings for aggregate cash consideration of $875,369,000.

(b) TKK and TMKCo exercised their put rights with respect to their aggregate 5.1% interest in National Beef and National Beef redeemed their interest for aggregate cash payments of $75,947,000. National Beef borrowed funds under its revolving credit facility to finance the redemption. Upon completion of this redemption the Company's interest in National Beef increased to 79.6%.

(c) TMK purchased a .7% interest in National Beef from the Company for a cash payment of $7,500,000, reducing the Company's interest to 78.9%.

A portion of the purchase price payable to USPB and NBPCo was placed on deposit with an escrow agent to secure certain indemnification obligations. Upon consummation of the transactions on the closing date, USPB owned 15.1% and NBPCo owned 5.3% of National Beef. Since transactions (b) and (c) above occurred after the Company acquired a controlling interest in National Beef, those transactions are reflected in the Company's consolidated financial statements.

The following table reflects the preliminary allocation of the consideration paid to the assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the redeemable noncontrolling interests in National Beef (in thousands):

	As of December 30, 2011
Assets:	
Current assets:	
Cash and cash equivalents	$ 18,481
Trade, notes and other receivables	195,643
Inventory	280,499
Prepaids and other current assets	22,969
Total current assets	517,592
Intangible assets and goodwill	818,484
Other assets	4,613
Property and equipment	446,166
Total assets	1,786,855
Liabilities:	
Current liabilities:	
Trade payables and expense accruals	234,451
Other current liabilities	13,746
Debt due within one year	29,262
Total current liabilities	277,459
Other non-current liabilities	1,404
Long-term debt	328,267
Total liabilities	607,130
Redeemable noncontrolling interests in subsidiary	304,356
Net assets acquired	$ 875,369

3. Acquisitions, continued:

To assist the Company's management in its determination of the fair value of National Beef's property and equipment, identifiable intangible assets and equity value, the Company engaged an independent valuation and appraisal firm. The methods used by the Company's management to determine the fair values included estimating National Beef's business enterprise value through the use of a discounted cash flow analysis. Property and equipment asset valuations included an analysis of depreciated replacement cost and current market prices. The Company considered several factors to determine the fair value of property and equipment, including local market conditions, recent market transactions, the size, age, condition, utility and character of the property, the estimated cost to acquire replacement property, an estimate of depreciation from use and functional obsolescence and the remaining expected useful life of the assets.

Amounts allocated to product inventories were principally based on quoted commodity prices on the acquisition date. For other components of working capital, the historical carrying values approximated fair values. National Beef's long-term debt principally consists of its senior credit facility payable to its bank group, which was renegotiated in June 2011. In December 2011, the lenders consented to the acquisition as required by the credit facility, and to certain other amendments to the facility's covenants; the pricing of the credit facility remained the same. In addition to these factors, the Company also analyzed changes in market interest rates from June 2011 and concluded that the principal amount due under the credit facility approximated its fair value on the acquisition date.

The fair value of TKK and TMKCo's redeemable noncontrolling interests was the amount paid to redeem those interests as described above. The fair value of other redeemable noncontrolling interests was determined based upon the purchase price paid by the Company for its interest.

Amounts allocated to intangible assets, the amortization period and goodwill were as follows (dollars in thousands):

	Amount	Amortization Years
Customer relationships	$405,180	18
Tradenames	260,059	20
Cattle supply contracts	143,500	15
Other	830	10
Subtotal, intangible assets	809,569	
Goodwill	8,915	
Total	$818,484	

All of the goodwill is deductible for income tax purposes.

For the year ended December 31, 2011, the Company expensed $14,834,000 of costs related to the acquisition of National Beef.

Unaudited pro forma operating results for the Company, assuming the acquisition had occurred as of January 1, 2010 are as follows (in thousands):

	2011	2010
Revenues and other income	**$8,609,304**	$7,365,903
Net income attributable to Leucadia National Corporation common shareholders	**$ 112,734**	$2,050,684

Pro forma adjustments principally reflect an increase to depreciation and amortization expenses related to the fair value of property and equipment and amortizable intangible assets. The unaudited pro forma data is not indicative of future results of operations or what would have resulted if the acquisition had actually occurred as of January 1, 2010.

3. Acquisitions, continued:

Seghesio Family Vineyards

In June 2011, a subsidiary of the Company purchased the assets of Seghesio Family Vineyards, the owner and operator of premium estate vineyards and a winery located in Healdsburg, California. The cash purchase price was $86,018,000, which was primarily allocated as follows: $48,503,000 to property, equipment and leasehold improvements, $22,250,000 to amortizable intangible assets (principally trademarks and tradename, which will be amortized over 17 years), $12,822,000 to inventory and $1,053,000 to goodwill. Unaudited pro forma income statement data is not included as the amounts were not significant.

Keen

During 2006, the Company acquired a 30% limited liability company interest in Keen for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Keen, on a senior secured basis, up to $126,000,000 to finance new rig equipment purchases and construction costs and to repay existing debt. During 2007, the Company increased its equity interest to 50% for additional payments aggregating $45,000,000. In addition, the credit facility was amended to increase the borrowing capacity to $138,500,000, and the Company provided Keen with two additional secured credit facilities aggregating $60,000,000. When the Company increased its investment in Keen to 50%, the terms of the limited liability agreement were amended to provide that in the event of a dissolution, liquidation or termination of Keen, available cash or assets would first be used to pay all of Keen's debts (including loans made by the Company), then distributed to the Company as a liquidation preference until it had received a return of its equity investment ($105,000,000), before any payments were made to the other equity owner of Keen.

During 2009, the Company believes it became apparent to the other equity owner of Keen that Keen would not be able to make scheduled debt payments to the Company, and that the resulting payment default could result in a liquidation of Keen. In that event, the Company's liquidation preference over equity distributions would result in very little, if any, distributions to the other equity owner of Keen. In November 2009, the Company purchased the other 50% equity interest that it did not own plus a secured note payable to the other equity owner of Keen for aggregate cash consideration of $15,000,000. The Company believes it was able to acquire the remaining 50% equity interest at this distressed price because of the expected payment default on Keen's senior secured debt owed to the Company and the Company's preferred equity distribution in the event Keen was liquidated.

When the Company acquired the controlling interest in Keen it became a consolidated subsidiary; prior to that time the investment in Keen was classified as an investment in an associated company. Under GAAP, upon consolidation the Company was required to record Keen's assets and liabilities at fair value, and was required to adjust the carrying value of the Company's equity investment immediately prior to the acquisition to fair value. Due to the unique circumstances surrounding the Company's 2009 acquisition described above, the fair value of the net assets acquired exceeded the amount paid by $49,345,000; the bargain purchase was recognized as a gain on the date of acquisition and included in investment and other income. However, the fair value of the Company's equity interest immediately prior to the acquisition was less than its $85,889,000 carrying value; accordingly the Company included a charge of $36,544,000 in income (losses) related to associated companies to write down the pre-acquisition carrying value of its investment in Keen to fair value.

For the period from acquisition to December 31, 2009, the Company's consolidated statement of operations includes revenues and pre-tax income from Keen of $60,459,000 and $46,738,000, respectively, including a gain of $49,345,000 resulting from the bargain purchase. Acquisition related costs were expensed and were not significant. Unaudited pro forma income statement data for 2009 is not included as the amounts were not significant.

4. Investments in Associated Companies:

A summary of investments in associated companies at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Investments in associated companies accounted for under the equity method of accounting (a):		
Jefferies High Yield Holdings, LLC ("JHYH")	**$ 323,262**	$ 321,023
Berkadia	**193,496**	475,071
Garcadia	**72,303**	35,943
HomeFed Corporation ("HomeFed")	**47,493**	46,083
Brooklyn Renaissance Plaza	**31,931**	30,539
Linkem S.p.A. ("Linkem")	**86,332**	–
Other	**38,949**	51,277
Total accounted for under the equity method of accounting	**793,766**	959,936
Investments in associated companies carried at fair value:		
Jefferies	**797,583**	1,314,227
Mueller	**400,446**	–
Total accounted for at fair value	**1,198,029**	1,314,227
Total investments in associated companies	**$1,991,795**	$2,274,163

(a) Investments accounted for under the equity method of accounting are initially recorded at their original cost and subsequently increased for the Company's share of the investees' earnings, decreased for the Company's share of the investees' losses, reduced for dividends received and impairment charges recorded, if any, and increased for any additional investment of capital.

Income (losses) related to associated companies includes the following for each of the three years in the period ended December 31, 2011 (in thousands):

	2011	2010	2009
Jefferies	**$(668,282)**	$157,873	$469,820
Mueller	**(6,093)**	–	–
ACF	–	183,572	376,490
Berkadia	**29,033**	16,166	20,811
Garcadia	**19,996**	14,424	(25,668)
JHYH	**11,211**	20,053	37,249
Linkem	**(2,243)**	–	–
HomeFed	**1,410**	1,108	882
Keen	–	–	(45,475)
Las Cruces	–	(16,159)	1,046
Other	**2,606**	(2,016)	(29,352)
Income (losses) related to associated companies before income taxes	**(612,362)**	375,021	805,803
Income tax (expense) benefit	**218,321**	5,745	(25,567)
Income (losses) related to associated companies, net of taxes	**$(394,041)**	$380,766	$780,236

In accordance with GAAP, the Company is allowed to choose, at specified election dates, to measure many financial instruments and certain other items at fair value (the "fair value option") that would not otherwise be required to be measured at fair value. If the fair value option is elected for a particular financial instrument or other item, the Company is required to report unrealized gains and losses on those items in earnings. The Company's investments

4. Investments in Associated Companies, continued:

in Jefferies, Mueller and its former investment in ACF are the only eligible items for which the fair value option was elected, commencing on the date the investments became subject to the equity method of accounting. The Company believes accounting for these investments at fair value better reflects the economics of these investments, and quoted market prices for these investments provide an objectively determined fair value at each balance sheet date. In addition, electing the fair value option eliminates the uncertainty involved with impairment considerations. The Company's investment in HomeFed is the only other investment in an associated company that is also a publicly traded company but for which the Company did not elect the fair value option. HomeFed's common stock is not listed on any stock exchange, and price information for the common stock is not regularly quoted on any automated quotation system. It is traded in the over-the-counter market with high and low bid prices published by the National Association of Securities Dealers OTC Bulletin Board Service; however, trading volume is minimal. For these reasons the Company did not elect the fair value option for HomeFed.

Mueller

During 2011, the Company acquired 10,422,859 common shares of Mueller, representing approximately 27.3% of the outstanding common shares of Mueller, a company listed on the New York Stock Exchange (Symbol: MLI), for aggregate cash consideration of $408,558,000. Mueller is a leading manufacturer of copper, brass, plastic, and aluminum products. In September 2011, the Company entered into a standstill agreement with Mueller for the two year period ending September 1, 2013, pursuant to which, among other things, subject to certain provisions the Company has agreed not to sell its shares if the buyer would own more than 4.9% of the outstanding shares, and not to increase its ownership interest to more than 27.5% of the outstanding Mueller common shares. In addition, the Company has the right to nominate two directors to the board of directors of Mueller and Mueller has agreed to give the Company registration rights covering all of the Mueller shares of common stock owned by the Company.

Jefferies

As of December 31, 2011 the Company owns an aggregate of 58,006,024 Jefferies common shares (approximately 29% of the Jefferies outstanding common shares) for a total investment of $980,109,000. During 2011, the Company purchased an aggregate of 8,654,639 Jefferies common shares through a public offering, in private transactions and in the open market for total cash consideration of $167,753,000. Jefferies, a company listed on the NYSE (Symbol: JEF), is a full-service global investment bank and institutional securities firm serving companies and their investors. Jefferies has entered into a registration rights agreement covering all of the Jefferies common stock owned by the Company.

Berkadia

Berkadia, a joint venture between Berkshire Hathaway Inc. ("Berkshire Hathaway") and the Company, acquired a commercial mortgage origination and servicing business in December 2009. The Company and Berkshire Hathaway each have a 50% equity interest in Berkadia, and each party contributed $217,169,000 of equity capital to fund the acquisition. In addition, a subsidiary of Berkshire Hathaway provided Berkadia with a five-year, $1 billion secured credit facility, which was used to fund outstanding mortgage loans and servicer advances, purchase mortgage servicing rights and for working capital needs. Berkadia is a servicer of commercial real estate loans in the U.S., performing primary, master and special servicing functions for U.S. government agency programs, commercial mortgage-backed securities transactions, banks, insurance companies and other financial institutions. Berkadia also originates loans that are sold to U.S. government agencies, and other loans that provide bridge financing or loans that are intended to be sold to other parties.

Berkadia acquired the commercial mortgage origination and servicing business pursuant to an Asset Put Agreement ("APA") entered into between Berkadia and the seller in September 2009. The seller paid Berkadia $40,000,000 for

4. Investments in Associated Companies, continued:

the right to require Berkadia to purchase the commercial mortgage origination and mortgage servicing business pursuant to the terms of the APA. The seller subsequently filed for bankruptcy protection under chapter 11 of title 11 of the United States Bankruptcy Code and exercised the put option. Although there were other parties interested in purchasing portions of the commercial mortgage origination and servicing business, Berkadia's offer was the only offer for the entire business, which eliminated the seller's risk of having to dispose of the remaining business. In addition, Berkadia's offer included a provision to hire the employees operating the business, thereby saving the seller significant employment related expenses.

Berkadia applied the acquisition method to account for the purchase of the commercial mortgage origination and servicing business and recorded the assets and liabilities acquired at fair value, which were principally mortgage servicing rights, mortgage loans and servicer advances. The fair values of the net assets acquired exceeded the amount paid, principally due to the amount received as a put premium and the reasons identified above. This excess was treated as a bargain purchase that was recognized as a gain on the date of acquisition and included in Berkadia's results of operations. For the 2009 period, the Company's recorded income from Berkadia includes $24,423,000 representing the Company's share of the bargain purchase.

In the fourth quarter of 2010, Berkadia's secured credit facility was amended to increase the size of the credit facility to $1.5 billion, with the Company agreeing to provide the increased funds under the facility. At December 31, 2010, the Company had loaned $250,000,000 to Berkadia under this facility. In June 2011, Berkadia fully repaid the amount outstanding under its secured credit facility, including $250,000,000 that was loaned by the Company, with funds generated by commercial paper sales of an affiliate of Berkadia. Effective as of December 31, 2011, the secured credit facility was terminated. All of the proceeds from the commercial paper sales are used by Berkadia to fund new mortgage loans, servicer advances, investments and other working capital requirements. Repayment of the commercial paper is supported by a $2,500,000,000 surety policy issued by a Berkshire Hathaway insurance subsidiary and corporate guaranty, and the Company has agreed to reimburse Berkshire Hathaway for one-half of any losses incurred thereunder. As of December 31, 2011, the aggregate amount of commercial paper outstanding was $2,000,000,000.

JHYH

During 2007, the Company and Jefferies formed JHYH and each initially committed to invest $600,000,000. The Company invested $350,000,000 during 2007; any request for additional capital contributions from the Company requires the consent of the Company's designees to the Jefferies board. The Company does not anticipate making additional capital contributions. JHYH owns Jefferies High Yield Trading, LLC ("JHYT"), a registered broker-dealer that is engaged in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, public and private equity, equity derivatives, credit default swaps and other financial instruments. JHYT makes markets in high yield and special situation securities and provides research coverage on these types of securities. JHYT does not invest or make markets in sub-prime residential mortgage securities.

Jefferies and the Company each have the right to nominate two of a total of four directors to JHYH's board, and each own 50% of the voting securities. The organizational documents also permit passive investors to invest up to $800,000,000. Jefferies also received additional JHYH securities entitling it to 20% of the profits. The voting and non-voting interests are entitled to a pro rata share of the balance of the profits of JHYH, and are mandatorily redeemable in 2013, with a mutual option to extend up to three additional one-year periods. Under GAAP, JHYH is considered a variable interest entity that is consolidated by Jefferies, since Jefferies is the primary beneficiary. The Company owns less than 50% of JHYH's capital, including its indirect interest through its investment in Jefferies, and will not absorb a majority of its expected losses or receive a majority of its expected residual returns.

4. Investments in Associated Companies, continued:

During 2011 and 2010, the Company received distributions of $8,972,000 and $17,077,000, respectively, from JHYH. The Company has not provided any guarantees, nor is it contingently liable for any of JHYH's liabilities, all of which are non-recourse to the Company. The Company's maximum exposure to loss as a result of its investment in JHYH is limited to the book value of its investment ($323,262,000 at December 31, 2011).

Linkem

During 2011, the Company acquired 37% of the common shares of Linkem, a wireless broadband services provider in Italy, for aggregate cash consideration of $88,575,000. The excess of the Company's investment in Linkem over its underlying share of book value is being amortized to expense over 12 years.

HomeFed

During 2002, the Company sold one of its real estate subsidiaries, CDS Holding Corporation ("CDS"), to HomeFed for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 2,474,226 shares of HomeFed's common stock. At December 31, 2011, the Company owns approximately 31.4% of HomeFed's outstanding common stock. HomeFed is engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in California. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD).

As a result of a 1998 distribution to all of the Company's shareholders, approximately 7.7% and 9.4% of HomeFed is owned by the Company's Chairman and President, respectively. Both are also directors of HomeFed and the Company's President serves as HomeFed's Chairman.

ACF

On October 1, 2010, the Company sold all of its ACF common shares pursuant to a cash merger in which General Motors Company acquired all of the outstanding common stock of ACF. The Company received aggregate cash consideration of $830,561,000 for its shares of ACF common stock, which were acquired at a cost of $425,842,000.

Las Cruces

Las Cruces is a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. Las Cruces was a consolidated subsidiary from its acquisition in September 1999 until August 2005, at which time the Company sold a 70% interest to Inmet Mining Corporation ("Inmet"), a Canadian-based global mining company traded on the Toronto Stock Exchange (Symbol: IMN). Inmet acquired the interest in Las Cruces in exchange for 5,600,000 newly issued Inmet common shares.

During the fourth quarter of 2010, the Company sold to Inmet its remaining 30% equity interest in and subordinated sponsor loans to Las Cruces for aggregate consideration of $576,003,000. The purchase price was comprised of $150,000,000 of cash and 5,442,413 newly issued common shares of Inmet, which were valued at the market price of the Inmet common shares on the closing date of the transaction. In addition, the Company was released from its guarantee of $72,000,000 of debt owed by Las Cruces to an affiliate of Inmet. The Company reported a gain on the sale of $383,369,000 in investment and other income.

The following table provides summarized data for Mueller and for associated companies accounted for on the equity method of accounting for the three years ended December 31, 2011. (Amounts are in thousands.)

4. Investments in Associated Companies, continued:

	2011	2010
Assets	**$6,849,185**	$4,190,534
Liabilities	**3,813,236**	1,882,116
Mandatorily redeemable interests	**982,057**	975,812
Noncontrolling interest	**47,675**	17,471

	2011	2010	2009
Total revenues (including securities gains (losses))	**$3,823,061**	$1,124,140	$ 690,156
Income (loss) from continuing operations before extraordinary items	**$ 148,661**	$ 43,688	$(294,741)
Net income (loss)	**$ 148,661**	$ 43,797	$(294,741)
The Company's income (losses) related to associated companies	**$ 55,920**	$ 33,576	$ (40,507)

The Company's annual report on Form 10-K for 2011 includes separate financial statements for Jefferies and ACF.

Except for its investment in Berkadia, the Company has not provided any guarantees, nor is it contingently liable for any of the liabilities reflected in the above tables. All such liabilities are non-recourse to the Company. The Company's exposure to adverse events at the investee companies is limited to the book value of its investment.

Included in consolidated retained earnings at December 31, 2011 is approximately $40,325,000 of undistributed earnings of the associated companies accounted for under the equity method of accounting.

5. Discontinued Operations:

In August 2010, the Company sold its operating retail shopping center in Long Island, New York for cash consideration of $17,064,000 and recorded a pre-tax and after tax gain on sale of discontinued operations of $4,526,000. The Company has not classified this business' historical results of operations or its assets and liabilities as discontinued operations because such amounts were not significant.

In September 2010, the Company sold ResortQuest for net cash consideration of $52,371,000 and recorded a pre-tax and after tax gain on sale of discontinued operations of $35,367,000. As a result, the Company's property management and services segment has been classified as a discontinued operation.

In October 2010, the Company sold STi Prepaid for aggregate consideration of $20,000,000, which was scheduled to be paid over a 26 month period, and classified the telecommunications segment as a discontinued operation. The Company reported a pre-tax and after tax gain of $21,104,000 in 2010 on sale of discontinued operations equal to the Company's negative net investment in STi Prepaid ($19,255,000) and cash payments received from the buyer. During 2011, additional final payments were received from the buyer and the Company recognized a gain from discontinued operations of $9,669,000.

In 2010, the Company classified its power production business that burns waste biomass to produce electricity as a held for sale discontinued operation and recorded a charge of $25,321,000 to reduce the carrying amount of the business to its fair value. The power production business was previously classified in the other operations segment, and the impairment charge reduced the carrying amount of property, equipment and leasehold improvements, net and intangible assets to zero.

When the power production facility was originally acquired for $4,567,000 it was not operating and the original intent was to invest additional funds to rehabilitate the facility and bring it up to nameplate capacity. Despite rehabilitation funding in excess of amounts originally planned, ongoing equipment problems resulted in a failure to

5. Discontinued Operations, continued:

bring the facility up to capacity and higher operating costs. The cost of the waste biomass required to produce electricity also increased, and the business would have required additional funding to continue operating during 2011. As a result, in 2010 the Company decided to sell the business rather than continue to fund operating losses in the hope that production improvements and/or waste material price decreases would make the facility profitable.

A summary of the results of discontinued operations for ResortQuest, STi Prepaid and the power production business is as follows for the three years ended December 31, 2011 (in thousands):

	2011	2010	2009
Revenues and other income:			
Telecommunications	**$ –**	$276,253	$426,027
Property management and service fees	**–**	87,039	112,796
Investment and other income	**952**	10,527	4,971
	952	373,819	543,794
Expenses:			
Cost of sales – telecommunications	**–**	235,943	363,885
Direct operating expenses – property management and services	**–**	62,595	92,421
Interest	**4**	15	49
Salaries and incentive compensation	**611**	11,958	16,755
Depreciation and amortization	**–**	7,084	8,438
Selling, general and other expenses	**4,059**	77,712	72,065
	4,674	395,307	553,613
Loss from discontinued operations before income taxes	**(3,722)**	(21,488)	(9,819)
Income tax provision (benefit)	**(1,009)**	–	35
Loss from discontinued operations after income taxes	**$(2,713)**	$ (21,488)	$ (9,854)

During 2011, 2010 and 2009, the Company received and recognized as income from discontinued operations distributions totaling $4,690,000, $11,640,000 and $11,253,000, respectively, from its subsidiary, Empire Insurance Company ("Empire"), which has been undergoing a voluntary liquidation since 2001. The Company had classified Empire as a discontinued operation in 2001 and fully wrote-off its remaining book value based on its expected future cash flows at that time. Although Empire no longer writes any insurance business, its orderly liquidation over the years has resulted in reductions to its estimated claim reserves that enabled Empire to pay the distributions, with the approval of the New York Insurance Department. For income tax purposes, the payments are treated as non-taxable distributions paid by a subsidiary. Since future distributions from Empire, if any, are subject to New York insurance law or the approval of the New York Insurance Department, income will only be recognized when received.

During 2009, the Company received 636,300 of its common shares in connection with the resolution of a lawsuit related to its former subsidiary, WilTel Communications Group, Inc. ("WilTel"), and recorded income from discontinued operations of $15,222,000 based on the market value of the common shares. These shares were originally issued in connection with the acquisition of WilTel in 2003, and had been held in a fund for certain claims made against WilTel prior to the Company's ownership. The resolution of the lawsuit found that the claimants were not entitled to the shares and they were returned to the Company.

6. Investments:

A summary of investments classified as current assets at December 31, 2011 and 2010 is as follows (in thousands):

	2011		2010	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	**$146,594**	**$145,977**	$253,273	$253,589
Other investments, including accrued interest income	**4,113**	**4,158**	11,067	10,983
Total current investments	**$150,707**	**$150,135**	$264,340	$264,572

The amortized cost, gross unrealized gains and losses and estimated fair value of available for sale investments classified as current assets at December 31, 2011 and 2010 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2011				
Bonds and notes:				
U.S. Government and agencies	**$139,940**	**$ 13**	**$ 1**	**$139,952**
All other corporates	**5,649**	**70**	**–**	**5,719**
Total fixed maturities	**145,589**	**83**	**1**	**145,671**
Other investments	**1,005**	**–**	**699**	**306**
Total current available for sale investment	**$146,594**	**$ 83**	**$700**	**$145,977**
2010				
Bonds and notes:				
U.S. Government and agencies	$246,996	$ 21	$ –	$247,017
All other corporates	6,277	300	5	6,572
Total fixed maturities	$253,273	$321	$ 5	$253,589

A summary of non-current investments at December 31, 2011 and 2010 is as follows (in thousands):

	2011		2010	
	Amortized Cost	**Carrying Value and Estimated Fair Value**	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale:				
Fortescue	**$ 115,703**	**$ 569,256**	$ 219,723	$1,659,617
Inmet	**504,006**	**708,193**	504,006	862,481
Other investments available for sale	**724,664**	**776,444**	1,067,928	1,144,141
Other investments:				
Private equity funds	**85,528**	**85,528**	86,944	86,944
Non-agency mortgage-backed bond securitization portfolio	**1,649**	**1,649**	3,304	3,304
FMG zero coupon note component	**40,801**	**40,801**	36,268	36,268
Other non-publicly traded investments	**45,298**	**45,004**	40,114	39,904
Total non-current investments	**$1,517,649**	**$2,226,875**	$1,958,287	$3,832,659

In August 2006, pursuant to a subscription agreement with Fortescue Metals Group Ltd ("Fortescue") and its subsidiary, FMG, the Company invested an aggregate of $408,030,000, including expenses, in Fortescue's Pilbara iron ore and infrastructure project in Western Australia. In exchange for its cash investment, the Company received

6. Investments, continued:

264,000,000 common shares of Fortescue, and a $100,000,000 unsecured note of FMG that matures in August 2019 (the "FMG Note"). In July 2007, Fortescue sold new common shares in an underwritten public offering to raise additional capital for its mining project and to fund future growth. In connection with this offering, the Company exercised its pre-emptive rights to maintain its ownership position and acquired an additional 13,986,000 common shares of Fortescue for $44,217,000. Fortescue is a publicly traded company on the Australian Stock Exchange (Symbol: FMG).

During 2010, the Company sold 30,000,000 common shares of Fortescue for net cash proceeds of $121,498,000, which resulted in the recognition of a net securities gain of $94,918,000. During 2011, the Company sold 117,400,000 common shares of Fortescue for net cash proceeds of $732,217,000, which resulted in the recognition of net securities gains of $628,197,000. At December 31, 2011, non-current available for sale investments include 130,586,000 common shares of Fortescue. In January 2012, the Company sold 100,000,000 Fortescue common shares for net cash proceeds of $506,490,000, and will record a net securities gain of $417,887,000 during the three month period ending March 31, 2012.

Interest on the FMG Note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas, which commenced production in May 2008. Interest is payable semi-annually within 30 days of June 30th and December 31st of each year; however, cash interest payments due in 2008 and 2009 were deferred by FMG due to covenants contained in the project's senior secured debt (for periods prior to January 1, 2010). Any interest payment that was deferred earned simple interest at an annual rate of 9.5%. Inasmuch as the senior secured debt was redeemed in 2010, the covenants requiring the deferral of interest no longer apply, and FMG has been paying interest when due.

The Company's initial Fortescue investment was allocated to the common shares acquired, using the market value on the acquisition date, a 13 year zero-coupon note and a prepaid mining interest. The zero-coupon note component of this investment is being accounted for as a loan-like instrument, with income being recognized as the note is accreted up to its face value of $100,000,000, using a rate of 12.5%. It is classified with other non-current investments. The prepaid mining interest, which is being amortized to expense as the 4% of revenue is earned (using the units of production method), is classified as other current and non-current assets with an aggregate balance of $152,521,000 and $164,321,000 at December 31, 2011 and 2010, respectively. Amounts recognized in the consolidated statements of operations for each of the three years in the period ended December 31, 2011 related to the FMG Note are as follows (in thousands):

	2011	2010	2009
Classified as investment and other income:			
Interest income on FMG Note	**$214,455**	$149,257	$66,079
Interest accreted on zero-coupon note component	**$ 4,533**	$ 4,030	$ 3,582
Amortization expense on prepaid mining interest	**$ 11,800**	$ 9,943	$ 7,293

The aggregate book values of the various components of the FMG Note, net of accrued withholding taxes on interest, totaled $290,415,000 and $276,148,000 at December 31, 2011 and 2010, respectively.

In August 2010, the Company was advised that Fortescue is asserting that FMG is entitled to issue additional notes identical to the FMG Note in an unlimited amount. Fortescue further claims that any interest to be paid on additional notes can dilute, on a pro rata basis, the Company's entitlement to the above stated interest of 4% of net revenue. The Company does not believe that FMG has the right to issue additional notes which affect the Company's interest or that the interpretation by Fortescue of the terms of the FMG Note, as currently claimed by Fortescue, reflects the agreement between the parties.

In September 2010, the Company filed a Writ of Summons against Fortescue, FMG and Fortescue's then Chief Executive Officer in the Supreme Court of Western Australia. The Writ of Summons seeks, among other things, an

6. Investments, continued:

injunction restraining the issuance of any additional notes identical to the FMG Note and damages. If the litigation is ultimately determined adversely to the Company and additional notes are issued, the Company's future cash flows from the FMG Note and future results of operations would be significantly and adversely affected to the extent of the dilution resulting from the issuance of such additional notes. In addition, the Company would have to evaluate whether the prepaid mining interest had become impaired. The amount of the impairment, if any, would depend upon the amount of new notes issued and the resulting dilution, plus the Company's projection of future interest payable on the FMG Note.

At December 31, 2011 and 2010, non-current investments include 11,042,413 common shares of Inmet, or approximately 15.9% of Inmet's outstanding shares. The Inmet shares have registration rights and may be sold without restriction in accordance with applicable securities laws. See Note 4 for more information about the acquisition of the Inmet shares.

Non-current other non-publicly traded investments are accounted for under the cost method of accounting, reduced for impairment charges when appropriate.

The amortized cost, gross unrealized gains and losses and estimated fair value of non-current investments classified as available for sale at December 31, 2011 and 2010 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2011				
U.S. Government-Sponsored Enterprises	**$ 609,617**	**$ 12,683**	**$ 109**	**$ 622,191**
All other corporates	**66,960**	**636**	**1,054**	**66,542**
Total fixed maturities	**676,577**	**13,319**	**1,163**	**688,733**
Equity securities:				
Common stocks:				
Banks, trusts and insurance companies	**22,084**	**28,887**	–	**50,971**
Industrial, miscellaneous and all other	**644,717**	**669,270**	**299**	**1,313,688**
Total equity securities	**666,801**	**698,157**	**299**	**1,364,659**
Other investments	**995**	–	**494**	**501**
	$1,344,373	**$ 711,476**	**$1,956**	**$2,053,893**
2010				
Bonds and notes:				
U.S. Government and agencies	$ 7,806	$ –	$ 90	$ 7,716
U.S. Government-Sponsored Enterprises	815,066	10,564	2,247	823,383
All other corporates	191,851	917	235	192,533
Total fixed maturities	1,014,723	11,481	2,572	1,023,632
Equity securities:				
Common stocks:				
Banks, trusts and insurance companies	16,340	32,936	–	49,276
Industrial, miscellaneous and all other	760,594	1,833,229	492	2,593,331
Total equity securities	776,934	1,866,165	492	2,642,607
	$1,791,657	$1,877,646	$3,064	$3,666,239

The amortized cost and estimated fair value of non-current investments classified as available for sale at December 31, 2011, by contractual maturity, are shown below. Expected maturities are likely to differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

6. Investments, continued:

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due after one year through five years	$ 24,918	$ 25,024
Due after five years through ten years	–	–
Due after ten years	–	–
	24,918	25,024
Mortgage-backed and asset-backed securities	651,659	663,709
	$676,577	$688,733

Reclassification adjustments included in comprehensive income (loss) for the three year period ended December 31, 2011 are as follows (in thousands):

	2011	2010	2009
Net unrealized holding gains (losses) arising during the period, net of tax provision (benefit) of $(171,702), $(21,983) and $36,348	**$(309,256)**	$813,107	$1,001,651
Less: reclassification adjustment for net (gains) losses included in net income (loss), net of tax (provision) benefit of $(245,597), $(3,146) and $0	**(442,350)**	(97,514)	8,511
Net change in unrealized gains (losses) on investments, net of tax provision (benefit) of $(417,299), $(25,129) and $36,348	**$(751,606)**	$715,593	$1,010,162

At December 31, 2011, the unrealized losses on investments which have been in a continuous unrealized loss position for less than 12 months and for 12 months or longer were not significant.

Securities with book values of $4,615,000 at December 31, 2010 collateralized certain swap agreements and a letter of credit.

7. Trade, Notes and Other Receivables, Net:

A summary of current trade, notes and other receivables, net at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Trade receivables	**$235,682**	$ 43,313
Accrued interest on FMG Note	**107,881**	83,659
Receivables related to securities	**4,572**	9,977
Receivables relating to real estate activities	**4,707**	4,696
Other	**20,155**	13,393
	372,997	155,038
Allowance for doubtful accounts	**(3,874)**	(4,710)
Total current trade, notes and other receivables, net	**$369,123**	$150,328

The Company received the accrued interest on the FMG Note in January following each year end, net of withholding taxes.

8. Inventory:

A summary of inventory at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Finished goods	**$233,542**	$39,963
Work in process	**49,514**	12,441
Raw materials, supplies and other	**71,522**	5,876
	$354,578	$58,280

9. Intangible Assets, Net and Goodwill:

A summary of these assets at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Intangibles:		
Customer and other relationships, net of accumulated amortization of $41,958 and $39,051	**$426,603**	$23,338
Trademarks and tradename, net of accumulated amortization of $1,527 and $791	**278,024**	1,210
Cattle supply contracts	**143,500**	–
Licenses, net of accumulated amortization of $2,917 and $2,328	**9,081**	9,670
Other, net of accumulated amortization of $5,095 and $2,650	**1,262**	267
Goodwill	**18,119**	8,151
	$876,589	$42,636

Amortization expense on intangible assets was $7,103,000, $8,401,000 and $7,657,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The estimated aggregate future amortization expense for the intangible assets for each of the next five years is as follows: 2012 - $52,347,000; 2013 - $52,196,000; 2014 - $52,156,000; 2015 - $49,363,000; and 2016 - $48,438,000.

At December 31, 2011, goodwill in the above table related to National Beef ($8,915,000), Conwed Plastics ($8,151,000) and the winery operations ($1,053,000). At December 31, 2010, all of the goodwill related to Conwed Plastics. All of the goodwill is deductible for income tax purposes.

10. Other Assets:

A summary of non-current other assets at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Real Estate	**$173,077**	$168,001
Unamortized debt expense	**11,454**	16,125
Restricted cash	**67,396**	94,684
Prepaid mining interest	**139,572**	153,210
Other	**28,658**	20,301
	$420,157	$452,321

10. Other Assets, continued:

At December 31, 2011 and 2010, restricted cash includes $56,500,000 that had been placed into escrow pursuant to an agreement to acquire 708 acres of land in Panama City, Florida. The purchase price was subsequently reduced to $51,870,000, the excess funds were returned and the transaction closed in February 2012. In addition, restricted cash at December 31, 2010 includes $14,600,000 of escrowed funds relating to the Premier noteholders' claims which were settled during 2011.

The Company's prepaid mining interest relates to the FMG Note, which is more fully explained in Note 6.

11. Property, Equipment and Leasehold Improvements, Net:

A summary of property, equipment and leasehold improvements, net at December 31, 2011 and 2010 is as follows (in thousands):

	Depreciable Lives (in years)	2011	2010
Land, buildings and leasehold improvements	3-45	**$ 604,786**	$ 384,941
Beef processing machinery and equipment	2-15	**201,934**	–
Oil and gas drilling services machinery and equipment	7-15	**201,550**	190,951
Other machinery and equipment	2-25	**202,832**	190,476
Corporate aircraft	5-10	**111,279**	99,437
Furniture and fixtures	2-10	**23,347**	21,406
Construction in progress	N/A	**56,465**	2,092
Other	3-7	**20,869**	9,854
		1,423,062	899,157
Accumulated depreciation and amortization		**(369,373)**	(311,786)
		$1,053,689	$ 587,371

12. Trade Payables and Expense Accruals:

A summary of trade payables and expense accruals at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Trade payables	**$ 88,328**	$ 18,166
Book overdrafts	**92,254**	3,177
Cattle purchases payable	**31,431**	–
Payables related to securities	**955**	1,878
Accrued compensation, severance and other employee benefits	**92,216**	69,075
Accrued legal and professional fees	**18,364**	7,348
Accrued litigation settlement	–	11,229
Taxes other than income	**9,485**	5,268
Accrued interest payable	**35,496**	40,278
Other	**18,015**	20,173
	$386,544	$176,592

At December 31, 2010, the accrued litigation settlement related to an award to the former holders of Premier's bond debt. In April 2011, Premier entered into an agreement to settle the litigation with its former noteholders for $9,000,000; the remaining liability was reversed and credited to selling, general and other expenses. All litigation with respect to Premier's chapter 11 restructuring has been settled.

13. Indebtedness:

The principal amount, stated interest rate and maturity date of outstanding debt at December 31, 2011 and 2010 are as follows (dollars in thousands):

	2011	2010
Parent Company Debt:		
Senior Notes:		
7¾% Senior Notes due 2013, less debt discount of $99 and $154	$ 94,401	$ 94,346
7% Senior Notes due 2013, net of debt premium of $218 and $340	312,463	312,585
8⅛% Senior Notes due 2015, less debt discount of $4,256 and $5,437	454,385	474,563
7⅛% Senior Notes due 2017	423,140	478,000
Subordinated Notes:		
3¾% Convertible Senior Subordinated Notes due 2014	97,581	97,581
8.65% Junior Subordinated Deferrable Interest Debentures due 2027	88,204	89,554
Subsidiary Debt:		
Term loans	323,750	–
Revolving credit facility	92,103	–
Aircraft financing due 2011	–	32,881
Capital leases due 2012 through 2015 with a weighted-average interest rate of 5.0%	7,115	2,503
Other due 2012 through 2029 with a weighted-average interest rate of .3%	12,562	109,115
Total debt	1,905,704	1,691,128
Less: current maturities	(30,133)	(142,659)
Long-term debt	$1,875,571	$1,548,469

Parent Company Debt:

The Board of Directors has authorized the Company, from time to time, to purchase its outstanding debt securities through cash purchases in open market transactions, privately negotiated transactions or otherwise. Such purchases, if any, depend upon prevailing market conditions, the Company's liquidity requirements and other factors; such purchases may be commenced or suspended at any time without notice. Principal amounts purchased during the last three years are as follows (dollars in thousands):

	2011	2010	2009
7¾% Senior Notes	$ –	$ 5,500	$ –
7% Senior Notes	–	27,200	35,555
8⅛% Senior Notes	21,359	20,000	–
7⅛% Senior Notes	54,860	22,000	–
8.65% Junior Subordinated Deferrable Interest Debentures	1,350	2,146	6,500
Total	$77,569	$76,846	$42,055

As a result of the purchases, the Company recognized pre-tax losses of $6,352,000 and $5,138,000 for the years ended December 31, 2011 and 2010, respectively, which are reflected in selling, general and other expenses, and recognized pre-tax gains of $6,693,000 for the year ended December 31, 2009, which are reflected in investment and other income.

In January 2012, the Company called for redemption the Senior Notes due 2017 and the Junior Subordinated Deferrable Interest Debentures due 2027 pursuant to pre-existing call rights. Excluding accrued interest the Company will pay an aggregate of $528,308,000 to redeem the bonds in March 2012.

13. Indebtedness, continued:

In April 2004, the Company sold $350,000,000 principal amount of its 3¾% Convertible Senior Subordinated Notes due 2014 in a private placement transaction. The notes are convertible into the Company's common shares at $22.55 per share at any time before their maturity, subject to certain restrictions contained in the notes, at a conversion rate of 44.3459 shares per each $1,000 principal amount of notes subject to adjustment. Such amount reflects an adjustment to the conversion price as a result of the dividends paid in December 2011 and 2010. Future cash dividends will reduce the conversion price per share by the amount of the dividend paid per share. At December 31, 2011, the notes are convertible into an aggregate of 4,327,317 shares.

Pursuant to privately negotiated transactions to induce conversion, the Company issued 5,378,606 common shares upon the conversion of $123,529,000 principal amount of the notes during 2009. The number of common shares issued was in accordance with the terms of the notes; however, the Company paid the former noteholders $25,990,000 to induce conversion. The additional cash payments were recorded as selling, general and other expenses.

The Company's senior note indentures contain covenants that restrict its ability to incur more Indebtedness or issue Preferred Stock of Subsidiaries unless, at the time of such incurrence or issuance, the Company meets a specified ratio of Consolidated Debt to Consolidated Tangible Net Worth, limit the ability of the Company and Material Subsidiaries to incur, in certain circumstances, Liens, limit the ability of Material Subsidiaries to incur Funded Debt in certain circumstances, and contain other terms and restrictions all as defined in the senior note indentures. The Company has the ability to incur substantial additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. If the Company is unable to meet the specified ratio, the Company would not be able to issue additional Indebtedness or Preferred Stock, but the Company's inability to meet the applicable ratio would not result in a default under its senior note indentures. The senior note indentures do not restrict the payment of dividends.

Subsidiary Debt:

At December 31, 2011, National Beef's credit facility consisted of a $323,750,000 outstanding term loan and a revolving line of credit of up to $250,000,000; any amounts outstanding under the facility mature in June 2016. The term loan requires quarterly principal payments of $9,250,000. The term loan and the revolving credit facility bear interest at the Base Rate or the LIBOR Rate (as defined in the credit facility), plus a margin ranging from .75% to 2.50% depending upon certain financial ratios and the rate selected. At December 31, 2011, the interest rate on the term loan was 2.1% and the interest rate in the revolving credit facility was 2.2%. The credit facility is secured by a first priority lien on substantially all of the assets of National Beef and its subsidiaries.

Borrowings under the revolving credit facility are available for National Beef's working capital requirements, capital expenditures and other general corporate purposes. Unused capacity under the facility can also be used to issue letters of credit; letters of credit aggregating $22,976,000 were outstanding at December 31, 2011. Amounts available under the revolver are subject to a borrowing base calculation primarily comprised of receivable and inventory balances. At December 31, 2011, after deducting outstanding amounts and issued letters of credit the remainder of the unused revolver was fully available to National Beef.

The credit facility contains customary covenants relating to National Beef and its subsidiaries, including restrictions on distributions, mergers, asset sales, investments, acquisitions, encumbrances, affiliate transactions and other matters. The ability of National Beef and its subsidiaries to engage in other business, incur debt or grant liens is also restricted. National Beef is also required to maintain a minimum Adjusted Net Worth, a maximum Funded Debt Ratio and minimum Fixed Charge Coverage Ratio, all as defined in the credit facility. At December 31, 2011, National Beef met all of these requirements.

During 2001, a subsidiary of the Company borrowed $53,100,000 collateralized by certain of its corporate aircraft. The debt matured during 2011. Other subsidiary debt at December 31, 2011 principally includes Industrial Revenue

13. Indebtedness, continued:

Bonds of National Beef ($12,245,000). Other subsidiary debt at December 31, 2010 principally included debt secured by MB1's real estate development project ($100,524,000) and Keen's line of credit ($8,500,000).

Excluding repurchase agreements discussed below, at December 31, 2011, $1,818,780,000 of consolidated assets (primarily inventory, receivables, property and equipment and intangibles) are pledged for indebtedness aggregating $435,450,000, principally for amounts due under National Beef's credit facility.

The aggregate annual mandatory redemptions of debt during the five year period ending December 31, 2016 are as follows: 2012 - $30,133,000; 2013 - $445,936,000; 2014 - $137,411,000; 2015 - $499,099,000; and 2016 - $283,918,000. Aggregate annual mandatory redemptions of debt do not include bonds called for redemption in 2012.

Securities Sold Under Agreements to Repurchase:

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions. At December 31, 2011, these fixed rate repurchase agreements have a weighted-average interest rate of approximately 0.3%, mature in January 2012 and are collateralized by non-current investments. The non-current investments are adjustable rate mortgage pass-through certificates issued by U.S. Government-Sponsored Enterprises (FHLMC or FNMA). This portfolio has a weighted-average life of approximately 5 years and a duration of .76 at December 31, 2011.

The weighted-average interest rate on short-term borrowings (primarily consisting of securities sold under agreements to repurchase) was .3% and .4% at December 31, 2011 and 2010, respectively.

14. Redeemable Noncontrolling Interests in Subsidiary:

Redeemable noncontrolling interests in subsidiary are held by minority owners of National Beef, principally USPB, NBPCo Holdings and the chief executive officer of National Beef. The holders of these interests share in the profits and losses of National Beef on a pro rata basis with the Company. However, the minority owners have the right to require the Company to purchase their interests under certain specified circumstances at fair value (put rights), and the Company also has the right to purchase their interests under certain specified circumstances at fair value (call rights). Each of the holders of the put rights has the right to make an election that requires the Company to purchase up to one-third of their interests on the fifth and seventh anniversaries of the Company's acquisition of National Beef, and the remainder on the tenth anniversary of the Company's acquisition of National Beef. In addition, USPB may elect to exercise their put rights following the termination of the cattle supply agreement, and the chief executive officer following the termination of his employment.

The Company's call rights with respect to USPB may be exercised following the termination of the cattle supply agreement or after USPB's ownership interest is less than 20% of their interest held at the time the Company acquired National Beef. The Company's call rights with respect to other members may be exercised after the ten year anniversary of the Company's acquisition of National Beef if such member's ownership interest is less than 50% of the interest held at the time the Company acquired National Beef. Additionally, the Company may acquire the chief executive officer's interest following the termination of his employment.

Redeemable noncontrolling interests in subsidiary are reflected in the consolidated balance sheet at fair value. In future periods, redeemable noncontrolling interests will reflect cash distributions and the allocation of profits or losses to the minority owners on a pro rata basis. In addition, redeemable noncontrolling interests will be adjusted for any changes in estimated fair value, with a corresponding adjustment to the Company's common shareholders' equity.

15. Common Shares, Stock Options and Preferred Shares:

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. During the three year period ended December 31, 2011, the Company acquired 4,949 common shares at an average price of $34.92 per common share, all in connection with stock option exercises. At December 31, 2011, the Company is authorized to repurchase 11,987,880 common shares.

As of December 31, 2011, the Company has two share-based plans: a fixed stock option plan and a senior executive warrant plan. The fixed stock option plan provides for the issuance of stock options and stock appreciation rights to non-employee directors and certain employees at not less than the fair market value of the underlying stock at the date of grant. Options granted to employees under this plan are intended to qualify as incentive stock options to the extent permitted under the Internal Revenue Code and become exercisable in five equal annual instalments starting one year from date of grant. Options granted to non-employee directors become exercisable in four equal annual instalments starting one year from date of grant. No stock appreciation rights have been granted. As of December 31, 2011, 1,057,250 shares were available for grant under the plan.

On March 6, 2006, the Company's Board of Directors, upon the recommendation of the Compensation Committee of the Board, approved, subject to shareholder approval, the grant of warrants to purchase 2,000,000 common shares to each of the Company's Chairman and President at an exercise price equal to $28.515 per share (105% of the closing price per share of a common share on that date). In May 2006, shareholder approval was received and the warrants were issued; the warrants vested over a four year period and were scheduled by their terms to expire on March 5, 2011. In February 2011, each of the Company's Chairman and President exercised these warrants, on a cashless exercise basis, pursuant to which they each received 261,599 common shares (determined using a value per share of $32.806 as set forth in the warrant). All of the common shares obtained upon exercise of the warrants were immediately sold in a private transaction.

On March 7, 2011, the Compensation Committee of the Company's Board of Directors granted warrants to purchase 2,000,000 common shares to each of the Company's Chairman and President at an exercise price of $33.84 per share (105% of the closing price per share of a common share on the grant date), subject to shareholder approval. In May 2011, the required shareholder approval was received and the warrants were issued. The warrants expire in 2016 and vest in five equal tranches with 20% vesting on the date shareholder approval was received and an additional 20% vesting in each subsequent year. Compensation cost was determined as of the approval date and will be recognized in the financial statements over the vesting period of the warrants. For 2011, the Company recorded share-based compensation expense of $18,941,000 related to this grant of warrants.

Salaries and incentive compensation expense included $23,019,000, $4,067,000 and $10,905,000 for the years ended December 31, 2011, 2010 and 2009, respectively, for share-based compensation expense relating to grants made under the Company's senior executive warrant plan and fixed stock option plan. Net income decreased by $15,203,000, $3,955,000 and $10,905,000 for 2011, 2010 and 2009, respectively, as a result of the share-based compensation expense. As of December 31, 2011, total unrecognized compensation cost related to nonvested share-based compensation plans was $43,555,000; this cost is expected to be recognized over a weighted-average period of 1.7 years.

15. Common Shares, Stock Options and Preferred Shares, continued:

A summary of activity with respect to the Company's stock options for the three years ended December 31, 2011 is as follows:

	Common Shares Subject to Option	Weighted-Average Exercise Prices	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2008	2,300,290	$26.29		
Granted	12,000	$24.44		
Exercised	(47,250)	$20.28		$ 169,000
Cancelled	(68,800)	$26.38		
Balance at December 31, 2009	2,196,240	$26.40		
Granted	972,000	$27.17		
Exercised	(520,740)	$21.69		$2,809,000
Cancelled	(25,000)	$27.66		
Balance at December 31, 2010	2,622,500	$27.61		
Granted	12,000	$35.78		
Exercised	(255,445)	$27.89		$2,412,000
Cancelled	(127,600)	$27.63		
Balance at December 31, 2011	2,251,455	$27.62	3.2 years	$ –
Exercisable at December 31, 2011	870,955	$27.83	1.9 years	$ –

The following summary presents the weighted-average assumptions used for grants made during each of the three years in the period ended December 31, 2011:

	2011 Options	2010 Options	2009 Options
Risk free interest rate	**1.58%**	1.27%	1.99%
Expected volatility	**45.25%**	45.78%	44.12%
Expected dividend yield	**.70%**	.87%	.51%
Expected life	**4.3 years**	4.0 years	4.3 years
Weighted-average fair value per grant	**$13.18**	$9.09	$8.80

The expected life assumptions were based on historical behavior and incorporated post-vesting forfeitures for each type of award and population identified. The expected volatility was based on the historical behavior of the Company's stock price. The assumptions used to value options in 2011 were also used to value the warrants granted during 2011, resulting in a fair value per warrant granted of $13.35.

At December 31, 2011 and 2010, 3,308,755 and 3,564,150, respectively, of the Company's common shares were reserved for stock options, 4,327,317 and 4,279,868, respectively, of the Company's common shares were reserved for the 3¾% Convertible Senior Subordinated Notes and 4,000,000 of the Company's common shares were reserved for warrants.

At December 31, 2011 and 2010, 6,000,000 of preferred shares (redeemable and non-redeemable), par value $1 per share, were authorized and not issued.

One of the Company's subsidiaries maintains a stock option plan for its employees that provides for the granting of stock options that are exercisable into common shares of the subsidiary; however, amounts related to this plan have not been significant. Salaries and incentive compensation expense include amounts for this plan of $245,000, $193,000 and $201,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

15. Common Shares, Stock Options and Preferred Shares, continued:

The subsidiary also granted stock appreciation rights to an executive officer that have a seven year term and become exercisable only upon the occurrence of certain events. The rights are payable in cash unless the subsidiary's shares are publicly listed, in which case the subsidiary may elect to settle the rights in stock. Because management has determined that the occurrence of the events required for the stock appreciation rights to become exercisable was not probable as of December 31, 2010, no expense or liability relating to the rights has been recorded. Stock appreciation rights were also granted to a former executive officer; changes to the fair value of these rights are recorded as increases or decreases to selling, general and other expenses. Increases (decreases) to the fair value of these rights were $(4,447,000), $261,000 and $3,102,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

16. Accumulated Other Comprehensive Income:

Activity in accumulated other comprehensive income is reflected in the consolidated statements of equity but not in the consolidated statements of operations. A summary of accumulated other comprehensive income, net of taxes at December 31, 2011, 2010 and 2009 is as follows (in thousands):

	2011	2010	2009
Net unrealized gains on investments	**$998,151**	$1,749,757	$1,034,164
Net unrealized foreign exchange gains (losses)	**(3,168)**	(3,838)	4,024
Net unrealized gains on derivative instruments	**–**	–	1,005
Net minimum pension liability	**(83,537)**	(60,177)	(56,948)
Net postretirement benefit	**975**	1,621	2,787
	$912,421	$1,687,363	$ 985,032

17. Net Securities Gains (Losses):

The following summarizes net securities gains (losses) for each of the three years in the period ended December 31, 2011 (in thousands):

	2011	2010	2009
Net realized gains on securities	**$644,777**	$182,060	$ 10,440
Write-down of investments (a)	**(3,586)**	(2,474)	(31,420)
Net unrealized gains (losses) on trading securities	**285**	(92)	(126)
	$641,476	$179,494	$(21,106)

(a) Consists of provisions to write down investments resulting from declines in fair values believed to be other than temporary.

In 2011, the Company sold 117,400,000 common shares of Fortescue and recognized net securities gains of $628,197,000. In 2010, the Company sold 30,000,000 common shares of Fortescue and recognized a net security gain of $94,918,000 and sold its investment in Light and Power Holdings, Ltd. ("LPH") and recognized a net security gain of $66,200,000.

Proceeds from sales of investments classified as available for sale were $4,217,334,000, $838,197,000 and $2,112,574,000 during 2011, 2010 and 2009, respectively. Gross gains of $638,863,000, $104,392,000 and $18,653,000 and gross losses of $5,235,000, $683,000 and $21,696,000 were realized on these sales during 2011, 2010 and 2009, respectively.

18. Other Results of Operations Information:

Investment and other income for each of the three years in the period ended December 31, 2011 consists of the following (in thousands):

	2011	2010	2009
Interest on fixed maturity investments	**$ 30,996**	$ 22,148	$ 26,784
Dividend income	**18,360**	3,654	3,945
Other investment income	**1,774**	1,169	1,352
Income related to Fortescue's Pilbara project (see Note 6)	**214,455**	149,257	66,079
Gain on sale of Las Cruces	–	383,369	–
Gain on forgiveness of debt	**81,848**	–	–
Bargain purchase related to Keen (see Note 3)	–	–	49,345
Gains on sale of real estate and other assets, net of costs	**3,312**	2,561	12,767
Income related to settlement of insurance claims	–	106	5,272
Gain related to lawsuits and other settlements	**141**	3,446	10,453
Gain on buyback of debt	–	–	6,693
Government grants reimbursement	**5,366**	11,143	–
Rental income	**11,126**	12,417	14,149
Winery revenues	**38,161**	23,569	20,735
Other	**27,836**	36,525	39,683
	$433,375	$649,364	$257,257

As reflected in the table above, other income for the other operations segment includes government grants that reimbursed the Company for certain of its prior expenditures related to energy projects, which were fully expensed as incurred.

Taxes, other than income or payroll, amounted to $21,713,000, $22,213,000 and $18,305,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Advertising costs amounted to $11,551,000, $10,284,000 and $9,251,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Research and development costs charged to expense were $22,152,000, $5,476,000 and $3,525,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

19. Income Taxes:

The principal components of deferred taxes at December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Deferred Tax Asset:		
Securities valuation reserves	**$ 49,893**	$ 52,444
Other assets	**78,289**	85,490
NOL carryover	**1,730,465**	1,962,914
Intangible assets, net and goodwill	**23,037**	–
Other liabilities	**12,386**	23,433
	1,894,070	2,124,281
Valuation allowance	**(109,181)**	(109,181)
	1,784,889	2,015,100
Deferred Tax Liability:		
Unrealized gains on investments	**(148,007)**	(822,095)
Property and equipment	**(45,784)**	(4,452)
Other	**(6,212)**	(12,995)
	(200,003)	(839,542)
Net deferred tax asset	**$1,584,886**	$1,175,558

As of December 31, 2011, the Company had consolidated federal NOLs of $1,228,800,000 that may be used to offset the taxable income of any member of the Company's consolidated tax group. In addition, the Company has $3,509,350,000 of federal NOLs that are only available to offset the taxable income of certain subsidiaries. Unused NOLs that expire prior to 2020 aggregate $2,568,000. The Company also has various state NOLs that expire at different times, which are reflected in the above table to the extent the Company estimates its future taxable income will be apportioned to those states. Uncertainties that may affect the utilization of the Company's tax attributes include future operating results, tax law changes, rulings by taxing authorities regarding whether certain transactions are taxable or deductible and expiration of carryforward periods.

At December 31, 2010, the Company concluded that it was more likely than not that it would have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,111,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense. See Note 2 for more information.

Under certain circumstances, the ability to use the NOLs and future deductions could be substantially reduced if certain changes in ownership were to occur. In order to reduce this possibility, the Company's certificate of incorporation includes a charter restriction that prohibits transfers of the Company's common stock under certain circumstances.

The provision (benefit) for income taxes for each of the three years in the period ended December 31, 2011 was as follows, excluding amounts allocated to income (losses) related to associated companies and discontinued operations (in thousands):

	2011	2010	2009
State income taxes	**$ 7,930**	$ 3,162	$(1,890)
Resolution of state tax contingencies	**–**	(600)	(2,025)
Federal income taxes:			
Deferred	**239,297**	–	–
Decrease in valuation allowance	**–**	(1,157,111)	–
Foreign income taxes	**23,026**	15,231	11,023
	$270,253	$(1,139,318)	$ 7,108

19. Income Taxes, continued:

At December 31, 2009, the Company had a full valuation allowance against its net federal deferred tax asset, including its available NOLs. As a result, the Company did not record any regular federal income tax expense for 2009. Prior to September 30, 2010, the Company had been recording provisions or benefits for deferred federal minimum taxes payable, due to unrealized security gains reflected in accumulated other comprehensive income and in income related to associated companies. If these gains were realized, the Company would be able to use its NOLs to fully offset the federal income taxes that would be due, but prior to the election described below the Company would have to pay federal minimum taxes. Although the payment of federal minimum taxes generates a minimum tax credit carryover, prior to the fourth quarter of 2010 it would have been fully reserved for in the net deferred tax asset valuation allowance. Accordingly, for the year ended December 31, 2009, the Company recorded provisions for deferred federal minimum taxes payable of $22,678,000 and $11,594,000 in accumulated other comprehensive income and income related to associated companies, respectively.

The Worker, Homeownership, and Business Assistance Act of 2009 provided taxpayers a special election for extended net operating loss carryback benefits, and with respect to any net operating loss for which the election was made, eliminated the limitation that applies to using the NOL to reduce alternative minimum taxable income. In 2010, the Internal Revenue Service provided additional guidance with respect to application of the law, and the Company made the election with respect to its 2008 NOL. As a result, approximately $1,940,000,000 of the NOLs referred to above can be used to fully offset federal minimum taxable income, and no federal regular or minimum income tax would be payable on such income. During 2010, the Company reversed deferred federal minimum tax liabilities which had been recorded in prior periods of $11,594,000 to income related to associated companies and $22,678,000 to accumulated other comprehensive income.

The table below reconciles the expected statutory federal income tax to the actual income tax provision (benefit) (in thousands):

	2011	2010	2009
Expected federal income tax	**$238,346**	$ 129,151	$(84,404)
State income taxes, net of federal income tax benefit	**5,585**	3,162	(1,890)
Decrease in valuation allowance	–	(1,157,111)	–
Tax expense not provided on income recorded prior to the reversal of deferred tax valuation allowance	–	(134,230)	–
Tax benefit of current year losses fully reserved in valuation allowance	–	–	101,927
Accounting expense for warrants in excess of tax deduction	**7,141**	–	–
Resolution of tax contingencies	–	(600)	(2,025)
Permanent differences	**2,552**	5,079	(17,523)
Foreign taxes	**14,967**	15,231	11,023
Other	**1,662**	–	–
Actual income tax provision (benefit)	**$270,253**	$(1,139,318)	$ 7,108

Reflected above as resolution of tax contingencies are reductions to the Company's income tax provision for the expiration of the applicable statute of limitations and the favorable resolution of certain federal and state income tax contingencies.

19. Income Taxes, continued:

The following table reconciles the total amount of unrecognized tax benefits as of the beginning and end of the periods presented (in thousands):

	Unrecognized Tax Benefits	Interest	Total
As of January 1, 2009	$ 7,900	$3,200	$11,100
Additions to unrecognized tax benefits	200	–	200
Additional interest expense recognized	–	600	600
Audit payments	(200)	(100)	(300)
Reductions as a result of the lapse of the statute of limitations and completion of audits	(1,200)	(800)	(2,000)
Balance, December 31, 2009	6,700	2,900	9,600
Additions to unrecognized tax benefits	–	–	–
Additional interest expense recognized	–	500	500
Audit payments	(100)	(100)	(200)
Reductions as a result of the lapse of the statute of limitations and completion of audits	(300)	(300)	(600)
Balance, December 31, 2010	6,300	3,000	9,300
Additions to unrecognized tax benefits	–	–	–
Additional interest expense recognized	–	500	500
Audit payments	–	–	–
Reductions as a result of the lapse of the statute of limitations and completion of audits	–	–	–
Balance, December 31, 2011	$ 6,300	$3,500	$ 9,800

If recognized, the total amount of unrecognized tax benefits reflected in the table above would lower the Company's effective income tax rate. Over the next twelve months, the Company believes it is reasonably possible that the aggregate amount of unrecognized tax benefits related to uncertain tax positions will decrease by approximately $300,000 upon the resolution of certain assessments. The statute of limitations with respect to the Company's federal income tax returns has expired for all years through 2007. The Company's New York State and New York City income tax returns are currently being audited for the 2006 to 2008 period.

20. Pension Plans and Postretirement Benefits:

Prior to 1999, the Company maintained a defined benefit pension plan covering employees of certain units who met age and service requirements. This plan was frozen in 1998; in 2010 the plan was terminated and settled. A contribution of $9,636,000 was made to the plan and the Company recognized a settlement charge of $12,728,000 during 2010.

Pursuant to the WilTel sale agreement the responsibility for WilTel's defined benefit pension plan was retained by the Company. All benefits under this plan were frozen as of the date of sale.

20. Pension Plans and Postretirement Benefits, continued:

A summary of activity with respect to defined benefit pension plans for 2011 and 2010 is as follows (in thousands):

	2011	2010
Projected Benefit Obligation:		
Projected benefit obligation at beginning of period	**$207,889**	$235,846
Interest cost	**11,233**	12,295
Actuarial loss	**39,028**	19,313
Settlement payment	–	(50,200)
Benefits paid	**(6,201)**	(9,365)
Projected benefit obligation at December 31,	**$251,949**	$207,889
Change in Plan Assets:		
Fair value of plan assets at beginning of period	**$145,124**	$167,652
Actual return on plan assets	**7,166**	6,898
Employer contributions	**43,823**	32,511
Settlement payment	–	(50,200)
Benefits paid	**(6,201)**	(9,365)
Administrative expenses	**(1,036)**	(2,372)
Fair value of plan assets at December 31,	**$188,876**	$145,124
Funded Status at end of year	**$(63,073)**	$(62,765)

As of December 31, 2011 and 2010, $104,424,000 and $68,094,000, respectively, of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income (loss) (substantially all of which were cumulative losses) and $63,073,000 and $62,765,000, respectively, was reflected as accrued pension cost.

Employer contributions expected to be paid in 2012 are $3,000,000.

Pension expense related to the defined benefit pension plans charged to results of continuing operations included the following components (in thousands):

	2011	2010	2009
Interest cost	**$11,233**	$11,944	$12,433
Expected return on plan assets	**(6,091)**	(7,936)	(7,679)
Actuarial loss	**2,659**	1,929	2,290
Amortization of prior service cost	–	2	3
Net pension expense	**$ 7,801**	$ 5,939	$ 7,047

At December 31, 2011, the plan's assets at fair value consisted of the following (in thousands):

		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Cash and cash equivalents	$ 15,479	$ 15,479	$ –
Bonds and notes:			
U.S. Government and agencies	27,076	27,076	–
Foreign governments	2,185	2,185	–
All other corporates	126,035	123,689	2,346
Other (primarily receivable on sale of securities)	18,101	18,101	–
Total	$188,876	$186,530	$2,346

20. Pension Plans and Postretirement Benefits, continued:

At December 31, 2010, the plan's assets at fair value consisted of the following (in thousands):

	Total Fair Value Measurements	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
Cash and cash equivalents	$ 21,748	$ 21,748
Bonds and notes:		
U.S. Government and agencies	9,154	9,154
U.S. Government-Sponsored Enterprises	3,040	3,040
States, municipalities and political subdivisions	325	325
All other corporates	110,857	110,857
Total	$145,124	$145,124

The estimated fair values for securities measured using Level 1 inputs are determined using publicly quoted market prices in active markets. Certain of the corporate bonds are measured using Level 2 inputs. Although these bonds trade in brokered markets, the market for certain bonds is sometimes inactive. The fair values of these investments are based on reported trading prices, bid and ask prices and quotes obtained from independent market makers in the securities. At December 31, 2011, the plan did not have any fair value measurements using unobservable inputs (Level 3).

The current investment objectives are designed to minimize investment losses due to rising interest rates while providing a stable and predictable stream of investment income. To further mitigate investment losses, the Company has placed certain investment restrictions and limitations over plan assets. The restrictions and limitations include the following:

- Fixed income securities will all be rated BBB- or better at the time of purchase, there will be no more than 5% at market in any one security (U.S. government and agency positions excluded), no more than a 30-year maturity in any one security and investments in standard collateralized mortgage obligations are limited to securities that are currently paying interest, receiving principal, do not contain leverage and are limited to 10% of the market value of the portfolio.

- Plan assets are split into two separate portfolios, each with different duration and asset mix. The Investment Grade ("IG") portfolio consists of investment grade fixed income corporate bonds with a maximum duration of 5 years. The Fixed Income ("FI") portfolio consists of investment grade bonds, short and mid-term government instruments, and cash and cash equivalents with a maximum duration of 2 years.

The IG and FI portfolios are managed to maximize the value of plan assets by minimizing exposure to changes in market interest rates. This investment strategy provides the Company with more flexibility in managing the plan should interest rates rise and result in a decrease in the discounted value of benefit obligations.

To develop the assumption for the expected long-term rate of return on plan assets, the Company considered the following underlying assumptions: 2.5% current expected inflation, 1.5% to 1.7% real rate of return for short duration risk-free investments, .2% inflation risk premium and .75% default risk premium for the portion of the portfolio invested in corporate bonds. The Company then weighted these assumptions based on invested assets and assumed that investment expenses were offset by expected returns in excess of benchmarks, which resulted in the selection of the 4.25% expected long-term rate of return assumption for 2011.

20. Pension Plans and Postretirement Benefits, continued:

Changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands):

	2011	2010	2009
Net loss arising during period	**$(38,989)**	$(23,120)	$(5,161)
Settlement charge	–	16,891	–
Recognition of amortization in net periodic benefit cost:			
Prior service cost	–	2	3
Actuarial loss	**2,659**	2,095	2,435
Total	**$(36,330)**	$ (4,132)	$(2,723)

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2012 is $5,928,000.

The Company uses a December 31 measurement date for its plans. Excluding the defined pension benefit plan terminated in 2010, the assumptions used relating to the defined benefit pension plan is as follows:

	2010	2009
Discount rate used to determine benefit obligation at December 31,	**4.40%**	5.50%
Weighted-average assumptions used to determine net cost for years ended December 31,:		
Discount rate	**5.50%**	6.00%
Expected long-term return on plan assets	**4.25%**	6.00%

The following pension benefit payments are expected to be paid (in thousands):

2012	$ 4,453
2013	4,784
2014	6,371
2015	8,360
2016	9,243
2017 – 2021	67,536

The Company and its consolidated subsidiaries have defined contribution pension plans covering certain employees. Contributions and costs are a percent of each covered employee's salary. Amounts charged to expense related to such plans were $2,904,000, $2,570,000 and $2,265,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Several subsidiaries provide certain health care and other benefits to certain retired employees under plans which are currently unfunded. The Company pays the cost of postretirement benefits as they are incurred. Accumulated postretirement benefit obligations and amounts recognized in the consolidated statements of operations and in accumulated other comprehensive income (loss) were not significant.

21. Derivative Instruments:

As part of National Beef's operations, it is exposed to market risks from changes in commodity prices. To manage these risks, National Beef may enter into forward purchase contracts for cattle and exchange traded futures contracts for cattle or grain. While these instruments help mitigate market risks, they are not designated and accounted for as hedges; accordingly, the gains and losses associated with changes in fair value of derivative financial instruments are recorded

21. Derivative Instruments, continued:

to net sales or cost of goods sold in the period of change. Certain firm commitments for live cattle purchases and all firm commitments for boxed beef sales are designated as normal purchases and sales and not recorded at fair value.

Exchange-traded contracts have been entered into under a master netting agreement. None of the derivatives entered into have credit-related contingent features. National Beef has $10,683,000 in cash collateral posted for its derivative liabilities which is included in prepaids and other current assets as of December 31, 2011. See Note 25 for fair value information on National Beef's commodity contracts.

22. Commitments and Contingencies:

The Company and its subsidiaries rent office space and office equipment under noncancellable operating leases with terms varying principally from one to thirty years. Rental expense (net of sublease rental income) was $13,892,000 in 2011, $14,138,000 in 2010 and $11,421,000 in 2009. Future minimum annual rentals (exclusive of month-to-month leases, real estate taxes, maintenance and certain other charges) under these leases at December 31, 2011 are as follows (in thousands):

2012	$ 20,741
2013	18,542
2014	15,995
2015	10,847
2016	6,807
Thereafter	32,926
	105,858
Less: sublease income	(986)
	$104,872

Pursuant to an agreement that was entered into before the Company sold CDS to HomeFed in 2002, the Company agreed to obtain project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2011, $1,224,000 was outstanding under these bonds, substantially all of which expires in 2012 and 2013.

As more fully discussed in Note 4, the Company has agreed to reimburse Berkshire Hathaway for up to one-half of any losses incurred under a $2,500,000,000 surety policy securing outstanding commercial paper issued by an affiliate of Berkadia. As of December 31, 2011, the aggregate amount of commercial paper outstanding was $2,000,000,000.

The Hard Rock Biloxi's casino is constructed over water on concrete pilings; however, the threat of hurricanes is a risk to the facility. Premier's current insurance policy provides up to $242,000,000 in coverage for damage to real and personal property including business interruption coverage. The coverage is provided by a panel of U.S., Bermuda and London based insurers and is comprised of a $50,000,000 primary layer and three excess layers. The coverage is syndicated through several insurance carriers, each with an A.M. Best Rating of A- (Excellent) or better. Although the insurance policy is an all risk policy, any loss resulting from a weather catastrophe occurrence, which is defined to include damage caused by a named storm, is sublimited to $100,000,000 with a deductible of $5,000,000.

Effective December 30, 2004, National Beef finalized an agreement with the City of Dodge City, Kansas, whereby in consideration of certain improvements made to the city water and wastewater systems, National Beef committed

22. Commitments and Contingencies, continued:

to make a series of service charge payments totaling $19,300,000 over a 20 year period. Payments under the commitment will be $800,000 in each of the years 2012 through 2016, with the remaining balance of $6,500,000 to be paid in subsequent years.

National Beef makes verbal commitments to cattle producers to purchase cattle approximately one week in advance of delivery of those cattle to its plants. The actual value paid for these cattle is determined after the cattle are delivered, weighed and inspected at the Company's facilities. The total value of verbal commitments to purchase cattle as of December 31, 2011 was $101,399,000.

All of Linkem's outstanding shares, including the shares owned by the Company, are pledged as collateral for its bank credit line, which was fully drawn at December 31, 2011.

Subsidiaries of the Company have outstanding letters of credit aggregating $36,524,000 at December 31, 2011.

23. Litigation:

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not significant to the Company's consolidated financial position. The Company does not believe that any of the foregoing actions will have a significant adverse effect on its consolidated financial position or liquidity, but any amounts paid could be significant to results of operations for the period.

24. Earnings (Loss) Per Common Share:

Basic and diluted earnings (loss) per share amounts were calculated by dividing net income (loss) by the weighted-average number of common shares outstanding. The numerators and denominators used to calculate basic and diluted earnings (loss) per share for the three year periods ended December 31, 2011, 2010 and 2009 are as follows (in thousands):

	2011	2010	2009
Numerator for earnings (loss) per share:			
Net income attributable to Leucadia National Corporation common shareholders for basic earnings per share	**$25,231**	$1,939,312	$550,280
Interest on 3¾% Convertible Notes	–	3,707	7,199
Net income attributable to Leucadia National Corporation common shareholders for diluted earnings per share	**$25,231**	$1,943,019	$557,479
Denominator for earnings (loss) per share:			
Denominator for basic earnings (loss) per share – weighted-average shares	**244,425**	243,379	241,437
Stock options	**73**	42	2
Warrants	**75**	–	–
3¾% Convertible Notes	–	4,251	6,410
Denominator for diluted earnings (loss) per share	**244,573**	247,672	247,849

Options to purchase 1,639,375, 1,865,625 and 2,247,590 weighted-average shares of common stock were outstanding during the years ended December 31, 2011, 2010 and 2009, respectively, but were not included in the computation of diluted per share amounts as the effect was antidilutive.

24. Earnings (Loss) Per Common Share, continued:

The denominator for diluted earnings (loss) per share does not include weighted-average common shares of 4,000,000 for the year ended December 31, 2011 related to outstanding warrants to purchase common shares at $33.84 per share, as the effect was antidilutive. Warrants to purchase 4,000,000 and 4,000,000 weighted-average common shares at $28.515 per share were outstanding during the years ended December 31, 2010 and 2009, respectively, but were not included in the computation of diluted per share amounts as the effect was antidilutive.

For the year ended December 31, 2011, 4,283,518 shares related to the 3¾% Convertible Notes were not included in the computation of diluted per share amounts as the effect was antidilutive.

Outstanding stock options and stock appreciation rights of a subsidiary are not included above since the subsidiary operates at a net loss and the effect is antidilutive.

25. Fair Value of Financial Instruments:

Aggregate information concerning assets and liabilities at December 31, 2011 and 2010 that are measured at fair value on a recurring basis is presented below (dollars in thousands):

	December 31, 2011		
		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Investments classified as current assets:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	$ 139,952	$ 139,952	$ –
All other corporates	5,719	5,719	–
Other	306	–	306
Non-current investments:			
Investments available for sale:			
Bonds and notes:			
U.S. Government-Sponsored Enterprises	622,191	–	622,191
All other corporates	66,542	26,703	39,839
Equity securities:			
Common stocks:			
Banks, trusts and insurance companies	50,971	50,971	–
Industrial, miscellaneous and all other	1,313,688	1,313,688	–
Other	501	–	501
Investments in associated companies	1,198,029	1,198,029	–
Total	$3,397,899	$2,735,062	$662,837
Commodity contracts – other current assets	$ 3,816	$ 88	$ 3,728
Other current liabilities:			
Commodity contracts	$ (2,802)	$ –	$ (2,802)
Other	(955)	(955)	–
Total	$ (3,757)	$ (955)	$ (2,802)

25. Fair Value of Financial Instruments, continued:

	December 31, 2010		
		Fair Value Measurements Using	
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Investments classified as current assets:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	$ 247,017	$ 247,017	$ –
All other corporates	6,572	6,324	248
Non-current investments:			
Investments available for sale:			
Bonds and notes:			
U.S. Government and agencies	7,716	–	7,716
U.S. Government-Sponsored Enterprises	823,383	–	823,383
All other corporates	192,533	150,193	42,340
Equity securities:			
Common stocks:			
Banks, trusts and insurance companies	49,276	49,276	–
Industrial, miscellaneous and all other	2,593,331	2,593,331	–
Investments in associated companies	1,314,227	1,314,227	–
Total	$5,234,055	$4,360,368	$873,687
Other current liabilities	$ (2,413)	$ (1,878)	$ (535)

At December 31, 2011 and 2010, the Company did not have significant fair value measurements using unobservable inputs (Level 3) for assets and liabilities measured at fair value on a recurring basis. As more fully discussed in Notes 3 and 14, the fair value of the redeemable noncontrolling interests of National Beef was determined based on the amount paid by the Company for its interest, which was acquired on December 30, 2011. In future periods, these interests will be carried at fair value on a recurring basis, based on significant unobservable inputs (Level 3).

The estimated fair values for securities measured using Level 1 inputs are determined using publicly quoted market prices in active markets. The Company has a segregated portfolio of mortgage pass-through certificates issued by U.S. Government agencies (GNMA) and by U.S. Government-Sponsored Enterprises (FHLMC or FNMA) which are carried on the balance sheet at their estimated fair value. Although the markets that these types of securities trade in are generally active, market prices are not always available for the identical security. The fair value of these investments are based on observable market data including benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers. The estimates of fair value of the portfolios of mortgage pass-through certificates and corporate bonds are considered to be based on Level 2 inputs.

At December 31, 2011, the Company did not have significant assets and liabilities that were measured at fair value on a nonrecurring basis. Aggregate information concerning assets and liabilities at December 31, 2010 that are measured at fair value on a nonrecurring basis is presented below (in thousands):

25. Fair Value of Financial Instruments, continued:

	December 31, 2010			
		Fair Value Measurements Using		
	Total Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long-lived assets held and used (a)	$20,600	$ –	$20,600	$ –
Long-lived assets held for sale (b)	7,000	–	7,000	–
Other non-current investments (c)	2,200	–	–	2,200

(a) At December 31, 2010, the Company evaluated for impairment the carrying value of MB1's real estate assets, recorded an impairment charge of $47,074,000 and reduced the carrying amount to its fair value of $18,094,000. As of December 31, 2010, the Company also wrote down to fair value one of its real estate projects based on an appraisal and prices for similar assets, and recognized an impairment charge of $2,357,000, which is included in selling, general and other expenses. See Note 2 for more information.

(b) Consists of a corporate aircraft at December 31, 2010 for which the fair value was primarily based on prices for similar assets. The Company recognized an impairment loss of $1,449,000 for 2010 which is included in selling, general and other expenses.

(c) At December 31, 2010, represents an investment in a non-public security of $2,177,000. The investment in the non-public security is accounted for under the cost method of accounting for which the Company primarily reviewed issuer financial statements to determine its fair value.

The information in the tables above includes assets that are measured at fair value on a non-recurring basis as of the indicated balance sheet dates. However, prior to year-end the Company recorded impairment charges for assets that resulted in write-downs to fair value in earlier periods. For the years ended December 31, 2011, 2010 and 2009, net securities gains (losses) include impairment charges for investments aggregating $3,586,000, $2,474,000 and $31,420,000, respectively; see Note 2 for further information.

During 2009, the Company recorded impairment charges for other assets and investments in associated companies aggregating $139,000,000, which were principally classified as selling, general and other expenses and losses related to associated companies. This amount primarily consisted of $68,800,000 related to long-lived assets, principally with respect to MB1, $36,544,000 related to the Company's investment in Keen (while it was classified as an associated company) and $32,348,000 related to the Company's investment in Garcadia (an associated company); see Notes 2 and 3 for further information.

The following table presents fair value information about certain financial instruments, whether or not recognized on the balance sheet. Fair values are determined as described below. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The fair value amounts presented do not purport to represent and should not be considered representative of the underlying "market" or franchise value of the Company. The methods and assumptions used to estimate the fair values of each class of the financial instruments described below are as follows:

(a) Investments: The fair values of marketable equity securities and fixed maturity securities (which include securities sold not owned) are substantially based on quoted market prices, as disclosed in Note 6.

Other non-current investments which do not trade publicly include private equity fund investments where the Company's voting interest isn't large enough to apply the equity method of accounting, a portfolio of non-agency mortgage-backed bond securitizations where the underlying assets are various individual mortgage loans, the zero-coupon note component of the FMG Note, and various other non-publicly traded investments.

25. Fair Value of Financial Instruments, continued:

For the investments in private equity funds and the FMG zero-coupon note, the Company has concluded that the carrying amount approximates the fair value of these investments based primarily on reviews of issuer financial statements or statements of net asset value. For the bond securitization portfolio, future cash flows are re-estimated on a regular basis for each security to determine if impairment charges are required; accordingly the Company has concluded that the carrying amount of these securities approximates their fair values. The fair values of the Company's other non-publicly traded investments that are accounted for under the cost method were assumed to be at least equal to the carrying amount. For these non-publicly traded investments, the Company reviews cash flows and/or other information obtained from investee companies on a regular basis to determine if impairment charges are required.

(b) Cash and cash equivalents: For cash equivalents, the carrying amount approximates fair value.

(c) Notes receivable: The fair values of variable rate notes receivable are estimated to be the carrying amount.

(d) Long-term and other indebtedness: The fair values of non-variable rate debt are estimated using quoted market prices and estimated rates that would be available to the Company for debt with similar terms. The fair value of variable rate debt is estimated to be the carrying amount. The fair value of the MB1 debt at December 31, 2010 was the amount paid by the Company's subsidiary for the collateralized property in the foreclosure sale; see Note 2.

(e) Redeemable noncontrolling interests were valued based on the amount paid by the Company to acquire National Beef on December 30, 2011; see Note 3 for more information.

(f) Swap agreements: The fair values of the interest rate swap at December 31, 2010 was based on rates then available for similar agreements. At December 31, 2011, the Company did not have any swap agreements.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2011 and 2010 are as follows (in thousands):

	2011		2010	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial Assets:				
Investments:				
Current	**$ 150,135**	**$ 150,135**	$ 264,572	$ 264,572
Non-current	**2,226,875**	**2,226,875**	3,832,659	3,832,659
Cash and cash equivalents	**168,490**	**168,490**	441,340	441,340
Notes receivable:				
Current	**1,675**	**1,675**	740	740
Non-current	**13,531**	**13,531**	2,633	2,633
Commodity contracts	**3,816**	**3,816**	–	–
Financial Liabilities:				
Indebtedness:				
Current	**447,612**	**447,612**	543,780	461,350
Non-current	**1,875,571**	**1,944,879**	1,548,469	1,677,656
Securities sold not owned	**955**	**955**	1,878	1,878
Commodity contracts	**2,802**	**2,802**	–	–
Redeemable noncontrolling interests	**235,909**	**235,909**	–	–
Swap agreements:				
Interest rate swaps	–	–	(535)	(535)

26. Segment Information:

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. National Beef processes, packages and delivers fresh and frozen beef and beef by-products for sale to customers in the U.S. and international markets. Idaho Timber primarily remanufactures, manufactures and/or distributes wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes. The Company's land based contract oil and gas drilling operations segment is conducted through Keen, a provider of drilling services to oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S. The Company's gaming entertainment segment is conducted through Premier, which owns the Hard Rock Biloxi. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development. The Company's medical product development segment is conducted through Sangart. Other operations primarily consist of the Company's wineries and energy projects.

Prior to its consolidation in November 2009, the Company's investment in Keen was classified as an investment in an associated company.

Associated companies include equity interests in other entities that the Company accounts for under the equity method of accounting. Investments in associated companies that are accounted for under the equity method of accounting include HomeFed, Linkem, JHYH, Berkadia, and Garcadia. Associated companies also include the Company's investments in Jefferies and Mueller, which are accounted for at fair value rather than under the equity method of accounting.

Corporate assets primarily consist of the deferred tax asset, investments and cash and cash equivalents and corporate revenues primarily consist of investment and other income and securities gains and losses. Corporate assets include the Company's investment in Fortescue and in the Inmet common shares. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Conwed Plastics has a manufacturing and sales facility located in Belgium, National Beef has sales offices in and exports its products to various countries and the Company owns a small Caribbean-based telecommunications provider; these are the only foreign operations with non-U.S. revenue or assets that the Company consolidates. Unconsolidated non-U.S. based investments include the investments in Fortescue, Inmet and Linkem.

Certain information concerning the Company's segments is presented in the following table. Consolidated subsidiaries are reflected as of the date a majority controlling interest was acquired, which was November 2009 for Keen and December 30, 2011 for National Beef. However, since operating activities for National Beef subsequent to the acquisition during 2011 were not significant they have not been included in the Company's 2011 consolidated statement of operations. Associated Companies are not considered to be a reportable segment, but are reflected in the table below under income (loss) from continuing operations before income taxes and identifiable assets employed.

	2011	2010	2009
		(In thousands)	
Revenues and other income (a):			
Manufacturing:			
Idaho Timber	**$ 159,026**	$ 172,908	$142,709
Conwed Plastics	**85,961**	87,073	82,094
Oil and Gas Drilling Services (b)	**136,146**	116,560	60,459
Gaming Entertainment	**117,238**	114,809	103,583
Domestic Real Estate	**96,501**	17,075	30,637
Medical Product Development	**378**	123	5,147
Other Operations (c)	**69,038**	67,119	51,764
Corporate (d)	**906,480**	744,337	98,815
Total consolidated revenues and other income	**$1,570,768**	$1,320,004	$575,208

Notes to Consolidated Financial Statements, continued

26. Segment Information, continued:

	2011	2010	2009
		(In thousands)	
Income (loss) from continuing operations before income taxes:			
Manufacturing:			
Idaho Timber	**$ (3,787)**	$ 547	$ (12,680)
Conwed Plastics	**5,916**	8,803	11,578
Oil and Gas Drilling Services (b)	**3,533**	(13,937)	46,738
Gaming Entertainment	**12,616**	(2,159)	2,379
Domestic Real Estate	**80,919**	(54,935)	(71,298)
Medical Product Development	**(42,696)**	(25,443)	(23,818)
Other Operations (c)	**(24,374)**	(17,487)	(26,434)
Income (loss) related to Associated Companies	**(612,362)**	375,021	805,803
Corporate (d)	**648,861**	473,614	(167,619)
Total consolidated income from continuing operations before income taxes	**$ 68,626**	$ 744,024	$ 564,649
Depreciation and amortization expenses:			
Manufacturing (e):			
Idaho Timber	**$ 5,299**	$ 6,131	$ 8,631
Conwed Plastics	**6,509**	9,068	8,476
Oil and Gas Drilling Services	**21,051**	25,447	3,103
Gaming Entertainment	**16,785**	16,657	16,532
Domestic Real Estate	**3,461**	6,163	8,408
Medical Product Development	**845**	870	836
Other Operations (e)	**9,922**	7,183	8,125
Corporate	**23,296**	20,979	18,441
Total consolidated depreciation and amortization expenses	**$ 87,168**	$ 92,498	$ 72,552
Identifiable assets employed:			
Beef Processing	**$1,786,855**	$ –	$ –
Manufacturing:			
Idaho Timber	**71,859**	84,436	94,211
Conwed Plastics	**56,539**	60,822	67,940
Oil and Gas Drilling Services	**224,563**	237,212	257,086
Gaming Entertainment	**243,888**	253,221	266,951
Domestic Real Estate	**254,885**	255,027	311,571
Medical Product Development	**27,893**	16,950	26,702
Other Operations	**226,306**	167,535	158,326
Investments in Associated Companies	**1,991,795**	2,274,163	2,764,885
Corporate	**4,378,606**	6,000,932	2,652,422
Assets of discontinued operations	**–**	–	162,270
Total consolidated assets	**$9,263,189**	$9,350,298	$6,762,364

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains (losses) in the Company's consolidated statements of operations.

(b) As more fully discussed above, investment and other income for oil and gas drilling services includes a bargain purchase gain of $49,345,000 in 2009.

26. Segment Information, continued:

(c) Other operations includes pre-tax losses of $28,598,000, $16,076,000 and $25,324,000 for the years ended December 31, 2011, 2010 and 2009, respectively, for the investigation and evaluation of various energy related projects. There were no significant operating revenues or identifiable assets associated with these activities in any period; however, other income includes $5,366,000 and $11,143,000 in 2011 and 2010, respectively, with respect to government grants to reimburse the Company for certain of its prior expenditures, which were fully expensed as incurred.

(d) Net securities gains (losses) for Corporate aggregated $641,480,000, $179,494,000 and $(21,106,000) during 2011, 2010 and 2009, respectively. Corporate net securities gains (losses) are net of impairment charges of $3,586,000, $2,474,000 and $31,420,000 during 2011, 2010 and 2009, respectively. In 2011, security gains included gains of $628,197,000 from the sale of certain of the Company's common shares of Fortescue. In 2010, security gains include a gain of $66,200,000 from the sale of the Company's investment in LPH and a gain of $94,918,000 from the sale of certain of the Company's common shares of Fortescue. Corporate investment and other income includes the gain on sale of Las Cruces of $383,369,000 in 2010.

(e) Includes amounts classified as cost of sales.

(f) For the years ended December 31, 2011, 2010 and 2009, interest expense was primarily comprised of Corporate; interest expense for other segments was not significant.

27. Selected Quarterly Financial Data (Unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2011				
Revenues and other income	$284,034	$753,441	$ 236,058	$297,235
Income (loss) from continuing operations	$ 12,429	$183,288	$(292,017)	$112,994
Income (loss) from discontinued operations, net of taxes	$ (1,722)	$ 2,325	$ (108)	$ 1,482
Gain on disposal of discontinued operations, net of taxes	$ 79	$ 845	$ 773	$ 4,588
Net (income) loss attributable to the noncontrolling interest	$ (279)	$ (149)	$ 330	$ 373
Net income (loss)	$ 10,507	$186,309	$(291,022)	$119,437
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$ .05	$.75	$(1.19)	$.46
Income (loss) from discontinued operations	(.01)	.01	–	.01
Gain on disposal of discontinued operations	–	–	–	.02
Net income (loss)	$ .04	$.76	$(1.19)	$.49
Number of shares used in calculation	244,082	244,521	244,580	244,583
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$ .05	$.74	$(1.19)	$.46
Income (loss) from discontinued operations	(.01)	.01	–	.01
Gain on disposal of discontinued operations	–	–	–	.01
Net income (loss)	$ .04	$.75	$(1.19)	$.48
Number of shares used in calculation	244,620	249,026	244,580	248,874

27. Selected Quarterly Financial Data (Unaudited), continued:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2010				
Revenues and other income	$259,295	$ 289,200	$185,865	$ 585,644
Income (loss) from continuing operations	$196,332	$(246,292)	$262,458	$1,676,589
Income (loss) from discontinued operations, net of taxes	$ (4,827)	$ 10,014	$(12,370)	$ (2,665)
Gain on disposal of discontinued operations, net of taxes	$ –	$ –	$ 39,882	$ 21,115
Net (income) loss attributable to the noncontrolling interest	$ (26)	$ 1,134	$ (2,215)	$ 183
Net income (loss)	$191,479	$(235,144)	$287,755	$1,695,222
Basic earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$ .81	$(1.01)	$1.08	$6.89
Income (loss) from discontinued operations	(.02)	.04	(.05)	(.01)
Gain on disposal of discontinued operations	–	–	.15	.08
Net income (loss)	$ .79	$ (.97)	$1.18	$6.96
Number of shares used in calculation	243,291	243,312	243,317	243,546
Diluted earnings (loss) per common share attributable to Leucadia National Corporation common shareholders:				
Income (loss) from continuing operations	$ .80	$(1.01)	$1.07	$6.77
Income (loss) from discontinued operations	(.02)	.04	(.05)	(.01)
Gain on disposal of discontinued operations	–	–	.15	.08
Net income (loss)	$ .78	$ (.97)	$1.17	$6.84
Number of shares used in calculation	247,594	243,312	247,572	247,847

Income (loss) from continuing operations includes a credit to income tax expense of $1,157,111,000 in the fourth quarter of 2010, resulting from the reversal of a portion of the deferred tax valuation allowance. Income (loss) from continuing operations includes a credit to income tax expense of $11,594,000 in the third quarter of 2010, resulting from the reversal of deferred federal minimum tax liabilities which had been recorded in prior periods.

Schedule II – Valuation and Qualifying Accounts
LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
For the years ended December 31, 2011, 2010 and 2009
(In thousands)

In 2011 and 2010, the totals of quarterly per share amounts do not equal annual per share amounts because of changes in outstanding shares during the year.

		Additions			Deductions		
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Recoveries	Other	Write Offs	Other	Balance at End of Period
2011							
Allowance for doubtful accounts	**$ 4,710**	**$ 658**	**$ –**	**$ –**	**$ 1,494**	**$ –**	**$ 3,874**
Deferred tax asset valuation allowance	**$ 109,181**	**$ –**	**$ –**	**$ –**	**$ –**	**$ –**	**$ 109,181**
2010							
Allowance for doubtful accounts	$ 3,971	$ 1,111	$ 2	$ –	$ 374	$ –	$ 4,710
Deferred tax asset valuation allowance	$1,835,161	$ –	$ –	$ –	$ –	$1,725,980[(a)]	$ 109,181
2009							
Allowance for doubtful accounts	$ 3,109	$ 1,623	$ 12	$ –	$ 773	$ –	$ 3,971
Deferred tax asset valuation allowance	$2,307,281	$ –	$ –	$109,156[(b)]	$ –	$ 581,276[(c)]	$1,835,161

(a) During 2010, the Company's revised projections of future taxable income enabled it to conclude that it was more likely than not that it will have future taxable income sufficient to realize a significant portion of the Company's net deferred tax asset; accordingly, $1,157,111,000 of the deferred tax valuation allowance was reversed as a credit to income tax expense.

(b) Represents the tax effect of losses during 2009, which were reserved for in the deferred tax asset valuation allowance.

(c) Primarily represents the tax effect of the change in unrealized gains (losses) on investments.

Leucadia National Corporation

Corporate Office

315 Park Avenue South
New York, New York 10010-3649
(212) 460-1900

Executive Office

529 East South Temple
Salt Lake City, Utah 84102-1004
(801) 521-1000

Beef Processing

National Beef Packing Company, LLC
12200 North Ambassador Drive, Suite 500
Kansas City, Missouri 64163-1202
Tim M. Klein, Chief Executive Officer
(800) 449-2333
www.nationalbeef.com

Commercial Mortgage Servicing

Berkadia Commercial Mortgage LLC
118 Welsh Road
Horsham, Pennsylvania 19044-2207
Hugh R. Frater, Chief Executive Officer
(215) 328-3803
www.berkadia.com

Manufacturing

Idaho Timber, LLC
1299 North Orchard Street, Suite 300
Boise, Idaho 83706-2265
Ted Ellis, Chief Executive Officer
(208) 377-3000
www.idahotimber.com

Conwed Plastics, LLC
1300 Godward Street NE, Suite 5000
Minneapolis, Minnesota 55413-1741
Chris Hatzenbuhler, President
(800) 426-0149
www.conwedplastics.com

Oil and Gas Drilling Services

Keen Energy Services, LLC
4905 South Perkins Road
Stillwater, Oklahoma 74074-7554
Edward S. Jacob, III, Chief Executive Officer
(405) 743-2132
www.keenenergyservices.com

Gaming Entertainment

Hard Rock Hotel & Casino Biloxi
777 Beach Boulevard
Biloxi, Mississippi 39530-4300
Duncan McKenzie, President and General Manager
(228) 374-7625
www.hardrockbiloxi.com

Crimson Wine Group

5901 Silverado Trail
Napa, California 94558-9749
Erle Martin, Chief Executive Officer
Patrick DeLong, Chief Financial Officer

Pine Ridge Vineyards
Michael Beaulac, Winemaker and General Manager
Gustavo Avina, Vineyard Manager
(800) 575-9777
www.pineridgevineyards.com

Archery Summit
Anna Matzinger, Winemaker
Leigh Bartholomew, Vineyard Director
(800) 732-8822
www.archerysummit.com

Chamisal Vineyards
Fintan du Fresne, Winemaker
(866) 808-9463
www.chamisalvineyards.com

Seghesio Family Vineyards
Ted Seghesio, Winemaker
Pete Seghesio, Winegrower
(866) 734-4374
www.seghesio.com

Medical Product Development

Sangart, Inc.
6175 Lusk Boulevard
San Diego, California 92121-2729
Brian O'Callaghan, Chief Executive Officer
(858) 458-2380
www.sangart.com

Real Estate

Leucadia National Corporation – Corporate Office
Joseph M. O'Connor, Vice President
(212) 460-1966

Leucadia National Corporation

Directors

Ian M. Cumming[1]
Chairman

Joseph S. Steinberg[1]
President

Paul M. Dougan[2 3 4]
Private Investor

Alan J. Hirschfield[2]
Private Investor

James E. Jordan[1 2 3 4]
Private Investor

Jeffrey C. Keil[1 2]
Private Investor

Jesse Clyde Nichols, III[2 3 4]
Private Investor

Michael Sorkin
Vice Chairman
N M Rothschild Corporate Finance Limited

Officers

Ian M. Cumming
Chairman

Joseph S. Steinberg
President

Thomas E. Mara
Executive Vice President

Joseph A. Orlando
Vice President and Chief Financial Officer

Justin R. Wheeler
Vice President and Chief Operating Officer

Barbara L. Lowenthal
Vice President and Comptroller

Rocco J. Nittoli
Vice President and Treasurer

Joseph M. O'Connor
Vice President

Counsel

Stephen E. Jacobs, Esq.
(212) 460-1900

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119
Andrea A. Bernstein, Esq.
(212) 310-8000

Registrar and Transfer Agent

American Stock Transfer &
Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219-9821
(800) 937-5449
www.amstock.com

Auditors

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017-6204

The Common Stock is listed for trading on the New York Stock Exchange under the symbol "LUK."

The 7¾% Senior Notes due 2013 are listed for trading on the New York Stock Exchange under the symbol "LUK."

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[1] Executive Committee
[2] Audit Committee
[3] Compensation Committee
[4] Nominating and Corporate Governance Committee